UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 10-K

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(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For transition period from   to

Commission File Number 001-40234

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PureCycle Technologies, Inc.
(Exact name of registrant as specified in its charter)

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State	**86-2293091**
	(I.R.S. Employer Identification Number)
Delaware	

5950 Hazeltine National Drive, Suite 300
Orlando, Florida 32822
(877) 648-3565
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

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Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Stock, par value $0.001 per share	PCT	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of common stock, $0.001 par value, at an exercise price of $11.50 per share	PCTTW	The Nasdaq Stock Market LLC
Units, each consisting of one share of common stock, $0.001 par value, and three quarters of one warrant	PCTTU	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:

None.

1

Indicate by a check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☐ No ☒

As of June 30, 2023, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $1.3 billion based on a closing price of $10.69 as reported on the Nasdaq Capital Market on that date. Solely for purposes of this disclosure, shares of common stock held by executive officers, directors, and beneficial holders of 10% or more of the outstanding common stock of the registrant as of such date have been excluded because such persons may be deemed to be affiliates.

As of March 1 2024, there were 164,334,516 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement (the "Proxy Statement") for the 2024 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2023.

TABLE OF CONTENTS

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including statements about the financial condition, results of operations, earnings outlook and prospects of PureCycle Technologies, Inc. ("PCT"). Forward-looking statements generally relate to future events or PCT's future financial or operating performance and may refer to projections and forecasts. Forward-looking statements are typically identified by words such as "plan," "believe," "expect," "anticipate," "intend," "outlook," "estimate," "forecast," "project," "continue," "could," "may," "might," "possible," "potential," "predict," "should," "would" and other similar words and expressions (or the negative versions of such words or expressions), but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of PCT and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of this Annual Report on Form 10-K. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section of this Annual Report on Form 10-K entitled "Risk Factors," those discussed and identified in public filings made with the U.S. Securities and Exchange Commission (the "SEC") by PCT and the following:

•   PCT's ability to obtain funding for its operations and future growth and to continue as a going concern;

•   PCT's ability to meet, and to continue to meet, applicable regulatory requirements for the use of PCT's UPR resin (as defined below) in food grade applications (including in the United States, Europe, Asia and other future international locations);

•   PCT's ability to comply on an ongoing basis with the numerous regulatory requirements applicable to the UPR resin and PCT's facilities (including in the United States, Europe, Asia and other future international locations);

•   expectations and changes regarding PCT's strategies and future financial performance, including its future business plans, expansion plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and PCT's ability to invest in growth initiatives;

•   the ability of PCT's first commercial-scale recycling facility in Lawrence County, Ohio (the "Ironton Facility") to be appropriately certified by Leidos (as defined below), following certain performance and other tests, and commence full-scale commercial operations in a timely and cost-effective manner, or at all;

•   PCT's ability to meet, and to continue to meet, the requirements imposed upon it and its subsidiaries by the funding for its operations, including the funding for the Ironton Facility;

•   PCT's ability to minimize or eliminate the many hazards and operational risks at its manufacturing facilities that can result in potential injury to individuals, disrupt its business, (including interruptions or disruptions in operations at its facilities), and subject PCT to liability and increased costs;

•   PCT's ability to complete the necessary funding with respect to, and complete the construction of, (i) its first U.S. multi-line facility, located in Augusta, Georgia (the "Augusta Facility"); (ii) its first commercial-scale European plant located in Antwerp, Belgium and (iii) its first commercial-scale Asian plant located in Ulsan, South Korea, in a timely and cost-effective manner;

•   PCT's ability to establish, sort and process polypropylene plastic waste at its plastic waste prep ("Feed PreP") facilities;

•   PCT's ability to maintain exclusivity under the Procter & Gamble Company ("P&G") license (as described below);

•   the implementation, market acceptance and success of PCT's business model and growth strategy;

•   the success or profitability of PCT's offtake arrangements;

•   the ability to source feedstock with a high polypropylene content at a reasonable cost;

•   PCT's future capital requirements and sources and uses of cash;

•   developments and projections relating to PCT's competitors and industry;

•   the outcome of any legal or regulatory proceedings to which PCT is, or may become, a party including the securities class action and putative class action cases;

•   geopolitical risk and changes in applicable laws or regulations;

•   the possibility that PCT may be adversely affected by other economic, business, and/or competitive factors, including interest rates, availability of capital, economic cycles, and other macro-economic impacts;

•   turnover or increases in employees and employee-related costs;

•   changes in the prices and availability of labor (including labor shortages), transportation and materials, including inflation, supply chain conditions and its related impact on energy and raw materials, and PCT's ability to obtain them in a timely and cost-effective manner;

•   any business disruptions due to political or economic instability, pandemics, armed hostilities (including the ongoing conflict between Russia and Ukraine and the conflict in the Middle East);

•   the potential impact of climate change on PCT, including physical and transition risks, higher regulatory and compliance costs, reputational risks, and availability of capital on attractive terms; and

•   operational risk.

PCT undertakes no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events.

PureCycle Technologies, Inc.

PART 1

Item 1.   Business

Overview

PCT is commercializing a patented purification recycling technology (the "Technology"), originally developed by The Procter & Gamble Company ("P&G"), for restoring waste polypropylene into resin with near-virgin characteristics, called ultra-pure recycled ("UPR") resin, which has nearly identical properties and applicability for reuse as virgin polypropylene. PCT has a global license for the Technology from P&G. In April 2023, we certified as mechanically complete our first commercial scale recycling facility (the "Ironton Facility"), which is expected to have capacity of approximately 107 million pounds/year when fully operational. Commissioning activities have begun but the plant is not yet operating at the expected full capacity. The plant is expected to be fully operational later in 2024. Our goal is to create an important new segment of the global polypropylene market that will assist multinational entities in meeting their sustainability goals, provide consumers with polypropylene-based products that are sustainable, and reduce overall polypropylene waste in the world's landfills and oceans.

PCT's process includes two steps: Feed Pre-Processing ("Feed PreP") and the use of the Technology for purification. The Feed PreP step will collect, sort, and prepare polypropylene waste ("feedstock") for purification. The purification step is a purification recycling process that uses a combination of solvent, temperature, and pressure to return the feedstock to near-virgin condition through a novel configuration of commercially available equipment and unit operations. The purification process puts the plastic through a physical extraction process using super critical fluids that both extract and filter out contaminants and purify the color, opacity, and odor of the plastic without changing the bonds of the polymer. By not altering the chemical makeup of the polymer, the Company is able to use significantly less energy and reduce production costs as compared to virgin resin.

PCT intends to build new recycling production facilities globally, as project financing becomes available. In addition to the Ironton Facility and our first U.S. facility with multiple lines for purification ("multi-line facility") to be located in Augusta, Georgia (the "Augusta Facility"), and multiple Feed PreP facilities centrally located, we currently expect the next plants to be located in the Port of Antwerp in Belgium and Ulsan, South Korea under a joint venture. The Augusta Facility will be our first scaled up multi-line facility model. Pre-engineering for the design and installation of multiple commercial lines at the Augusta Facility is currently underway and is expected to create efficiencies across the construction and permitting processes. Further, we have placed orders for our long-lead equipment for the Augusta Facility, with additional construction progress expected to begin sometime in late 2024, pending timely completion of project financing.

PCT is pursuing a leading role in solvent-based polypropylene recycling. The Company's Feedstock Evaluation Unit ("FEU"), which has been operational since July 2019, is a smaller scale replica of the Ironton Facility. The FEU was designed to simulate commercial production and validate for PCT's customers and suppliers the viability of our process, which has helped PCT secure 20+ year signed offtake agreements and feedstock supply agreements with large multi-national partners and industry participants. Based on the testing PCT has performed and continues to perform through the FEU and independent labs, PCT believes a sufficient number of feedstock sources have been identified that are suitable for its purification technology. PCT has partnered with suppliers to provide the required mix and quality of feedstock necessary to meet its offtake requirements at Ironton, and believes it will be able source feedstock sufficient to support future operations in the U.S., Europe, and Asia.

The Technology has been evaluated by third parties with a focus on the Technology's efficacy and commercial scalability. Certain of our strategic partners have conducted testing on PCT's UPR resin. In these evaluations, PCT's UPR resin compared favorably to virgin polypropylene in common Food & Beverage industry benchmarks for melt flow and mechanical properties, purity, odor, and function (lift decay, hinge break, and impact resistance).

Industry Background

Currently, polypropylene is one of the largest contributors to the global plastics waste crisis. Each year more than 170 billion pounds of polypropylene are manufactured and incorporated into a wide array of consumer facing and industrial products. According to a 2022 report from Greenpeace, the EPA (as defined below) estimated in a 2018 study that less than 1% of polypropylene is collected and recycled annually, compared to approximately 19% of polyethylene terephthalate ("PET"). Many of the advantages attributed to polypropylene (strength, toughness, elasticity) also contribute to its problematic waste stream after initial use. Due to its chemical makeup, polypropylene does not react with diluted bases and acids. Consequently, polypropylene does not break down and can remain a pollutant in our oceans, landfills, and food chain for centuries. Despite these environmental consequences, polypropylene utilization continues to increase, with a projected 3.5% average annual growth rate over the next 5 years, based on 2022 data.

In response to these issues, multinational companies have partnered with non-governmental organizations ("NGOs") and trade associations to encourage recycling of plastics. Significant capital has been raised to combat the global plastics crisis, including multinational collaboration, ocean clean-up initiatives, new plastic economies, and global infrastructure investments. Furthermore, over 450 multinationals have signed commitments focused on, among other things, the reuse, recycling, or composting of all plastic packaging. Numerous multinationals have taken this pledge even further by committing to reduce the use of virgin plastic packaging by 50% by 2025. These commitments are being driven by consumer demand for sustainable products, which is expected to continue to drive many multinational corporations to source sustainable materials to achieve publicly announced sustainability objectives.

While there are a range of ways that plastics can be recycled today, there are very limited options available for polypropylene. The current options are chemical and mechanical recycling, both of which have significant drawbacks that have resulted in extremely low recycling rates. Chemical recycling requires further processing to become a viable product for fuel or plastic, which results in substantially higher energy expenditure, carbon dioxide ("CO2") emissions, and inflated cost. Mechanical recycling, while more energy efficient than chemical recycling, does not remove all of the waste contaminants from the end product, leading to wide variation in end product quality and low-value end uses.

PureCycle's Solution: Ultra-Pure Recycled Polypropylene

PCT's recycling technology is a purification recycling process that uses a combination of solvent, temperature, and pressure. Waste stream polypropylene is returned to near-virgin condition through a novel configuration of commercially available equipment and unit operations. The process puts the plastic through a physical extraction process using super critical fluids that both extract and filter out contaminants and purify the color, opacity, and odor of the plastic with minimal controlled alteration of the physical characteristics of the polymer. By not altering the chemical makeup of the polymer, the Company is able to use significantly less energy and reduce production costs as compared to virgin resin. The unique super-critical fluid extraction process does not require chemical reactions.

Key benefits of the Technology include:

- most equipment is standard processing equipment, commercially available and widely used;

- it uses a physical separation/purification process without chemical reactions;

- it is expected to utilize approximately one fourth the amount of energy required to produce virgin polypropylene resin; and

- its ability to recycle a wide range of polypropylene waste.

Our UPR resin technology results in near-virgin equivalent quality and color, and substantially improved odor profile compared to traditional recycled polypropylene. UPR resin provides our customers with 100% recycled content without compromising appearance, purity, odor or performance in finished products.

The Product: UPR resin

Polypropylene has multiple applications including packaging and labeling for consumer products, piping, ropes, cabling and plastic parts for many industries and, in particular, the automotive industry. It is one of the most commonly used plastics in the world due to its flexibility as a "living hinge" on consumer product lids (e.g., shampoo, condiments) since it typically will not break when bent even after multiple movements and ranges of motion.

PCT's unique purification process separates colors, odors, and contaminants through a physical separation process. This process and end product quality have been tested and validated by P&G, prospective offtake partners, and independent third party labs. When compared to virgin resin, PCT's UPR resin expresses near identical mechanical properties across Melt Flow Index (a measure of viscosity), Tensile Modulus (measure of stiffness), and Impact Strength (a measure of sudden resistance to force).

PCT has leveraged strategic partners with expertise in operations, the use of additives to improve the physical properties of polymers, and consumer packaged goods companies to conduct early testing to confirm that the product meets the expectations of the end users and offtake partners.

Offtake and Customers

Based on current offtake subscription agreements and letters of intent ("LOIs"), PCT intends to market and sell the UPR resin to a wide range of industries, including but not limited to: resin distributors, resin converters, compounders, consumer goods manufacturers, food and beverage producers, toy manufacturers and personal care goods producers. Polypropylene is used in a variety of end markets, including consumer packaged goods, electronics, automotive, building & construction, household goods and agriculture. Due to a growing awareness around sustainability and many multinational companies shifting their strategic focus to sustainability as a key differentiator, PCT intends to provide UPR resin to a diversified customer base across most, if not all, of these end markets over time.

Feedstock Supply

Over 150 billion pounds of polypropylene waste feedstocks are generated every year across multiple industries. Most of these feedstocks are untapped by the market today and are disposed of in landfills and oceans. These feedstocks include flexible and rigid packaging, plastic waste from textiles, and large business segments including consumer products, medical, automotive, industrial, and agricultural.

PCT's efforts to reliably and cost-effectively source high quality polypropylene content waste feedstock are ongoing and primarily consist of purchasing pre-sorted polypropylene waste feedstock from various suppliers and purchasing non-sorted plastic waste that PCT itself sorts through its Feed PreP facilities. PCT's polypropylene waste feedstock sourcing strategy will evolve as the market for polypropylene waste feedstock evolves.

The Processing Facilities

The Feedstock Evaluation Unit

The FEU is an 11,000 square foot facility located adjacent to the commercial line at the Ironton Facility in Lawrence County, Ohio with over 1 mile of stainless-steel piping. The facility was completed in July 2019 and has been producing UPR resin product since that time. The FEU is considered a pilot scale replica of the larger commercial line at the Ironton Facility. It serves the strategic purpose of determining if new feedstock streams are of sufficient quality before introducing them into the commercial line at the Ironton

Facility, as well as providing sample UPR resin to prospective customers. Quantities of offtake from the FEU have been provided to offtake partners for evaluation. To date, the product produced is within ranges acceptable under contractual offtake agreements. The FEU will remain a critical component for testing feedstock for PCT's current and future plants.

Ironton Facility

Located on the same site as the FEU, PCT commenced construction in October 2020 on the Ironton Facility, began commissioning in April 2023, and became operational later in 2023. While the plant began operations in 2023, it has not yet reached significant continuous operational volumes. The approximately 150,000 square foot facility houses commercial-scale equipment designed to process 182 tons of feedstock per day into UPR resin and will also be used for feedstock pre-processing and feedstock storage. An additional building has been leased for feedstock pre-processing research and development. The Ironton Facility is expected to have UPR resin capacity of approximately 107 million pounds/year when fully operational. We expect the Ironton Facility to be fully operational later in 2024.

Augusta Facility

PCT announced that it had secured the site location for its second purification facility in Augusta, Georgia on July 29, 2021 and executed a lease on June 30, 2023, for an approximately 150-acre tract, with the availability to lease a second tract, totaling approximately 50 acres, subject to various milestones. The Southeast was targeted given its ideal location for access to feedstock and multiple ports creating numerous options for exporting the UPR resin overseas. Augusta also provides a strong labor market, optimized infrastructure with access to electricity and natural gas at the site boundary, and an advanced supply chain with interstate and rail access to reduce transportation costs.

The Augusta Facility will be the Company's first multi-line facility, currently expected to be comprised of up to eight purification lines, and is designed to ultimately produce approximately 130 million pounds annually per line. The engineering design has been completed and portions of the long-lead equipment has been ordered.

Global Facilities

PCT announced that it secured a site for its first European purification facility in Antwerp, Belgium on January 17, 2023. The location was selected after a thorough review, including proximity to sources of feedstock and likely offtake partners. The location of the facility, within the Port of Antwerp, is expected to provide logistics advantages for shipment of product and receipt of feedstock. PCT also completed its joint venture agreement with SK geo centric Co., Ltd., on October 20, 2022 to establish the Company's first Asian purification facility in Ulsan, South Korea.

PreP Facilities

PCT is developing a feedstock processing system with advanced sorting capabilities that can handle various types of plastics in addition to polypropylene (designated as no. 5 plastic). PCT's enhanced sorting should allow PCT to process plastic bales between no. 1 and no. 7. PCT's new Feed PreP facilities will extract polypropylene and ship it to PCT's purification lines, while the non-polypropylene feed will be sorted, baled, and subsequently sold on the open market.

In conjunction with the Augusta Facility, PCT also plans to build and operate Feed PreP facilities in locations geographically near the feed sources to optimize PCT's supply chain economics. During the third quarter of 2022, PCT experienced new challenges obtaining the necessary water and sewer permits to operate its first planned Feed PreP facility in Central Florida. PCT is evaluating its available recourses to obtain these permits, as well as potential legal remedies with regard to its obligations under its 11-year lease agreement for the Central Florida facility. PCT is also evaluating alternative preprocessing sites in other locations. On August 24, 2022, PCT signed a lease for a future PreP facility in Denver,

Pennsylvania, which is expected to be operationally ready by the end of 2024, provided we obtain the financing and permits necessary for operational readiness.

Government Regulation

PCT is subject to laws and regulations administered by various federal, state and local government agencies in the United States that prescribe the requirements and establish the standards for quality and safety, regulate PCT's products, and the manufacturing, labeling, marketing, promotion, and advertising thereof.

PCT is also subject to labor and employment laws, laws governing advertising, privacy laws, safety regulations, marketing claims and other laws, including but not limited to consumer protection regulations that regulate retailers or govern the promotion and sale of merchandise. PCT's operations, and those of its suppliers, are subject to various laws and regulations relating to environmental protection and worker health and safety matters.

FDA Requirements

Recycled polypropylene in food packaging applications in the U.S. is regulated by the U.S. Food and Drug Administration ("FDA"). The FDA has established certain requirements for the use of polypropylene in food packaging, as well as guidelines for the use of recycled plastics in food packaging. On a voluntary basis, companies may ask FDA to issue a Letter of No Objection ("LNO") to provide assurance to customers regarding regulatory compliance and safety of systems that recycle polymers.

On September 10, 2021, PCT filed for a U.S. Food and Drug Administration ("FDA") Letter of No Objection ("LNO"), for Conditions of Use A – H. Conditions of Use describe the temperature and duration at which a material should be tested to simulate the way the material is intended to be used. Conditions of Use C – H address many consumer product packaging requirements, including applications for hot filled and pasteurized, as well as room temperature, refrigerated and frozen applications. Generally speaking, Conditions of Use A and B relate to extreme temperature applications. The LNO submission also defines the feedstock sources for the Company's planned commercial recycling process, and this LNO submission pertained to (i) food grade post-industrial recycled feedstocks and (ii) food grade curbside post-consumer recycled feedstocks.

The FDA confirmed receipt of the submission on September 13, 2021 and followed up with additional questions and requests for clarification in a letter received by PCT on January 7, 2022. PCT responded to the FDA's questions on February 17, 2022.

On September 6, 2022, PCT received two separate notifications from the FDA with respect to the following two feedstock sources:

(i) Food grade post-industrial recycled feedstocks: an FDA opinion letter approving Conditions of Use A – H and

(ii) Food-grade post-consumer recycled feedstock from stadiums: an FDA LNO for Conditions of Use E – G.

The Company's FDA food contact grades are capable of being used for all food types per the conditions of use listed and per all applicable authorizations in the food contact regulations listed in the 21 CFR (Code of Federal Regulations, Title 21).

The Company is conducting additional testing and plans to make further LNO submissions for additional post-consumer recycled feedstock sources and expanded Conditions of Use.

Environmental and Workplace Safety Laws

PCT is subject to air, water, waste and other environmental, commercial and workplace safety laws and regulations at the federal, state, and local level in the United States including requirements of the Environmental Protection Agency ("EPA"), the Occupational Safety and Health Administration ("OSHA"), and the Federal Trade Commission ("FTC").

Recycled polypropylene for use in non-food packaging uses complies with or is exempt from EPA's requirements under the Toxic Substances Control Act ("TSCA"), since polypropylene (Chemical Abstracts Service Registry Number (CASRN) 9003-07-0) is approved for use on the TSCA Chemical Substances Inventory and the manufacture of polymers is exempt from TSCA Chemical Data Reporting. Additive selection will also comply with the TSCA.

PCT is subject to local, state and federal laws and regulations that address the release of hazardous substances into the air, water and land, and the storage, handling, disposal and transportation of hazardous materials. PCT holds various state and local licenses and permits, some of which are perpetual, and others which renew periodically. These include both environmental and general business licenses. Larger multi-line locations may also fall under federal Title V permitting rules.

OSHA and the delegated states implement the Occupational Safety and Health Act and relevant state counterparts. In relevant part, this requires hazard identification and communication about materials used or produced in operations to employees, state and local government authorities and citizens. Other workplace safety rules, such as those governing confined space entry and process safety management, also apply to PCT's operations, and PCT's facility is subject to OSHA inspection. PCT's operations are subject to privacy laws and federal and state laws governing labor and employment matters such as minimum wage, overtime, working conditions and employment eligibility requirements.

The FTC requires that marketing and advertising by PCT and its feedstock suppliers be truthful, non-misleading, not deceptive to consumers, and consistent with the Guides for the Use of Environmental Marketing Claims, 16 C.F.R. Part 260, concerning recycling claims. The federal Lanham Act and federal antitrust laws govern PCT's business activities and advertising claims. State law equivalents of false advertising claims laws apply and these laws may differ from each other in significant ways. They often are not preempted by federal laws.

Regulation Outside the United States

The commercialization of our product in countries other than the U.S. may require that PCT, or companies with whom PCT partners for such foreign commercialization, obtain necessary approvals for food packaging use under foreign regulatory regimes comparable to that of the FDA. Applicable approval processes and ongoing requirements in international markets vary from country to country and may involve more time and expense than that required to obtain approvals in the U.S. We intend to meet these requirements ourselves or through distributors as required.

Intellectual Property

Pursuant to the License Agreement, P&G has granted PCT a license to utilize P&G's intellectual property, and PCT has granted a sublicense of P&G intellectual property back to P&G under the terms of the License Agreement, with a limited right to sublicense by P&G (the "Grant Back") subject to volume and geographic restrictions. Under the Grant Back, for five years after the effective date of the License Agreement, the aggregate tonnage that may be produced under the Grant Back will be capped at 500,000 metric tons per year worldwide. Beyond year 5, that aggregate annual tonnage will be expanded to enable modest expansion across each of the six regions worldwide (generally, North America, Europe, China, Asia, Africa and Latin America).

PCT has a limited right to sublicense the technology to PCT affiliates and select third parties with the consent of P&G. All fourteen filed and granted patents are utility patents (as opposed to design patents and applications). All of the patents relate to the same core PCT technology processes. This patent estate covers the proprietary process by which waste polypropylene is converted into ultra-pure recycled polypropylene, specifically the method for separating and purifying polymers from the reclaimed and contaminated polypropylene, polyethylene and other polymers. The License Agreement also governs the ownership of process improvements. Improvements (as defined in the License Agreement) invented by PCT are owned by PCT and are licensed back to P&G for the purpose of selling licensed product, while Improvements (as defined in the License Agreement) invented by P&G or jointly by P&G and PCT are owned by P&G and licensed to PCT. The license may become non-exclusive if PCT fails to make payments or undergoes a change of control without the prior written consent of P&G. If PCT defaults under the License Agreement and the License Agreement is terminated, P&G fails to perform its obligations under these agreements, or PCT's relationship with P&G is otherwise damaged or severed, this could have a material adverse effect on PCT's business, results of operations or financial performance. In addition, P&G's failure to consent to future sublicenses by PCT to PCT affiliates and select third parties would limit PCT's ability to expand as contemplated by its current business plan.

The License Agreement will terminate upon the later of (a) the expiration of the last Licensed Patent (as defined in the License Agreement) to expire and (b) the expiry date of the warrant between PCT and P&G (which was executed on October 16, 2020). Under the License Agreement, fourteen Utility Patents were filed and granted by the United States Patent and Trademark Office ("USPTO"). Each Utility Patent will expire on the 20-year anniversary of the original application filing date. Together, these fourteen Utility Patents make up the Licensed Patents.

Human Capital Resources

Employees & Demographics. As of December 31, 2023, PCT employed 146 team members. None of PCT's employees are represented by a labor union. With respect to demographics, approximately 29% of our employees are female and 71% are male. On December 1, 2023, PCT announced a reduction-in-force ("Separation") of 22 employees, the majority of whom are not associated with the Company's Ironton, Ohio facility. The reduction-in-force followed a zero-based budgeting process at each function within the organization and was targeted toward optimizing the performance of the organization and retaining critical talent.

Talent & Retention. With a keen focus on talent acquisition and retention, we have managed to hire some of the top talent in the industry. Our robust talent acquisition program enables us to identify the right candidates through various sources (i.e. professional networks and internal referrals). Additionally, we strive to promote internally, if applicable.

Compensation Practice & Pay Equality. As PCT evolves, Human Resources in partnership with the leadership team will continue to evaluate the existing workforce to ensure that best practices are maintained across the entire team without risk of inequality. Pay structures will be reviewed annually to ensure best practices in a competitive market and, as part of that review, compensation will be realigned where appropriate for existing team members and new hires.

Website Access to Securities and Exchange Commission Reports

PCT makes available free of charge, in the "Investors – SEC Filings & Reports" section of its website at https://www.purecycle.com/, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as practicable after the Company files them with, or furnishes them to, the SEC. The information on the Company's website is not incorporated by reference into this Annual report on Form 10-K. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

Item 1A.   Risk Factors

You should carefully review this section in addition to the other information appearing in this Annual Report on Form 10-K, including our consolidated financial statements and related notes, for important information regarding risks and uncertainties that affect us. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occur, our business, financial condition, results of operations, and future prospects could be materially and adversely affected.

Risks Related to PCT's Status as a low revenue Early Commercial Stage Company

PCT is a low revenue early commercial stage company, and may never achieve or sustain profitability.

PCT is commercializing a recycling technology that was developed by The Procter & Gamble Company ("P&G"). P&G granted PCT a worldwide license under an Amended and Restated Patent License Agreement dated July 28, 2020, between P&G and PCT (the "License Agreement") for a proprietary process of restoring waste polypropylene into ultra-pure recycled ("UPR") resin products through an extraction and filtration purification process (the "Technology").

PCT relies principally on the commercialization of UPR resin as well as the Technology and related licenses to generate future revenue growth. To date, such products and services have delivered minimal revenue. Also, UPR resin product offerings and partnering revenues are in their very early stages. PCT believes that commercialization success is dependent upon the ability to significantly increase the number of purification plants, feed pre-processing facilities ("Feed PreP facilities"), feedstock suppliers and offtake partners as well as strategic partners that utilize UPR resin and the Technology via licensing agreements. PCT is an early commercial stage company that evaluates various strategies to achieve its financial goals and commercialization objectives on an ongoing basis. In this regard, PCT's production methodology is designed to achieve these objectives, including with respect to future plant size, capacity, cost, geographic location, sequencing, timing, and aggregation/disaggregation (with respect to Feed PreP facilities) and is subject to change as a result of modifications to business strategy or market conditions. Furthermore, if demand for UPR resin products and the Technology does not increase as quickly as planned, PCT may be unable to increase revenue levels as expected. PCT is currently not profitable. Even if PCT succeeds in increasing adoption of UPR resin products by target markets, maintaining and creating relationships with existing and new offtake partners, feedstock suppliers and customers, and developing and commercializing additional plants, market conditions, particularly related to pricing and feedstock costs, may result in PCT not generating sufficient revenue to achieve or sustain profitability.

PCT's business is not diversified.

PCT's initial commercial success depends on its ability to profitably operate its first commercial-scale plant in Ohio (the "Ironton Facility") and the Feedstock Evaluation Unit (the "FEU") and its ability to complete construction and profitably and successfully operate the first multi-line facility to be located in Augusta, Georgia (the "Augusta Facility"), and future Feed PreP facilities.

PCT's continued commercial success depends on its ability to profitably and successfully operate the Ironton Facility, the Augusta Facility and future Feed PreP facilities; to start and complete construction and profitably and successfully operate its first commercial-scale European plant located in Antwerp, Belgium (the "NextGen Facility") and to start and complete construction and profitably and successfully operate its first commercial-scale Asian plant located in Ulsan, South Korea (the "South Korean Facility").

Other than the future production and sale of UPR resin products, there are currently no other lines of business or other material sources of revenue. Such lack of diversification may limit PCT's ability to adapt to changing business conditions and could have an adverse effect on PCT's business, financial condition, results of operations and prospects.

The License Agreement sets forth certain performance and pricing targets which, if missed, could result in a termination or conversion of the license granted under the License Agreement.

Pursuant to the License Agreement, P&G has granted PCT a license to utilize certain P&G intellectual property. The intellectual property is tied to the proprietary purification process by which waste polypropylene may be converted to UPR resin, referred to as the Technology. The License Agreement sets forth certain performance targets for the Ironton Facility and future facilities which, if missed, could result in a termination of the license granted under the License Agreement (if PCT is unable to make UPR resin at certain production volumes and at certain prices within a certain time frame). The License Agreement also sets forth certain performance and pricing targets for the Ironton Facility and future facilities which, if missed, could result in conversion of the license to a non-exclusive license (if PCT's UPR resin is unable to meet certain purification thresholds within a certain period of time after the start of the Project or PCT is unable or unwilling to provide P&G with UPR resin at certain prices from the first plant). In the event the License Agreement is terminated or converted to a non-exclusive license, this could have a material adverse effect on PCT's business, financial condition, results of operations and prospects.

PCT's outstanding secured and unsecured indebtedness, ability to incur additional debt and the provisions in the agreements governing PCT's debt, and certain other agreements, could have a material adverse effect on PCT's business, financial condition, results of operations and prospects.

As of December 31, 2023, PCT had total consolidated debt of $516.6 million, including notes payable to related parties. PCT has not yet begun commercial operations and does not have any sources of material revenue. PCT's debt service obligations could have important consequences to PCT for the foreseeable future, including the following: (i) PCT's ability to obtain additional financing for capital expenditures, working capital or other general corporate purposes may be impaired; (ii) a substantial portion of PCT's cash flow from operating activities must be dedicated to the payment of principal and interest on PCT's debt, thereby reducing the funds available to us for PCT's operations and other corporate purposes; and (iii) PCT may be or become substantially more leveraged than some of its competitors, which may place PCT at a relative competitive disadvantage and make us more vulnerable to changes in market conditions and governmental regulations.

PCT is required to maintain compliance with certain financial and other covenants under its debt agreements. There are and will be operating and financial restrictions and covenants in certain of PCT's debt agreements, including the Loan Agreement, as well as certain other agreements to which PCT is or may become a party. These limit, among other things, PCT's or its subsidiaries' ability to incur certain additional debt, create certain liens or other encumbrances, sell assets, and transfer ownership interests and transactions with affiliates of PCT. These covenants could limit PCT's ability to engage in activities that may be in PCT's best long-term interests. PCT's failure, or perceived failure, to comply with certain covenants in these agreements could result in an Event of Default (as defined therein) under the various debt agreements, allowing lenders to accelerate the maturity for the debt under these agreements and to foreclose upon any collateral securing the debt. An Event of Default would also adversely affect PCT's ability to access its borrowing capacity and pay debt service on its outstanding debt, likely resulting in acceleration of such debt or in a default under other agreements containing cross-default provisions. Under such circumstances, PCT might not have sufficient funds or other resources to satisfy all of its obligations. In addition, the limitations imposed by PCT's financing agreements on its ability to pay dividends, incur additional debt and to take other actions might significantly impair PCT's ability to obtain other financing, generate sufficient cash flow from operations to enable PCT to pay its debt or to fund other liquidity needs. Such consequences would adversely affect PCT's business, financial condition, results of operations and prospects.

PCT faces risks and uncertainties related to litigation, regulatory actions and investigations.

PCT may become subject to, and may become a party to, a variety of litigation, other claims, suits, regulatory actions and investigations. For example, on or about May 11, 2021, two putative class action complaints were filed against PCT, certain senior members of management and others asserting violations of the federal securities laws, which were subsequently consolidated into a single complaint (the "Complaint"). The Complaint alleges that PCT, certain senior members of management and others made false and/or misleading statements in press releases and public filings regarding the Technology, PCT's business and PCT's prospects. Separately, a purported PCT shareholder, derivatively and purportedly on behalf of PCT, filed a shareholder derivative action in the United States District Court for the District of Delaware against certain senior members of PCT's management, PCT's directors and others alleging violations of Section 20(a) of the Exchange Act and breaches of fiduciary duties and bringing claims for unjust enrichment and waste of corporate assets. Both the Complaint and the shareholder derivative action rely on information included in a research report published on May 6, 2021 by Hindenburg Research LLC (the "Hindenburg Report"). PCT may incur significant expenses as a result of legal matters relating to the Hindenburg Report. Additionally, on or about September 29, 2023, a putative class action complaint was filed against PCT, as well as certain officers and directors asserting violations of federal securities law. The complaint alleges certain directors and officers made materially false and misleading statements regarding its operations following a two-hour power outage that occurred in August 2023. The total cost associated with these matters will depend on many factors, including the duration of these matters and any related finding.

In addition, from time to time, PCT may also be involved in legal proceedings and investigations arising in the ordinary course of business, including those relating to employment matters, relationships with our feedstock suppliers and offtake partners as well as strategic partners, intellectual property disputes, additional volatility in the market price of our securities, and other business matters. Any such claims or investigations may be time-consuming, costly, divert management resources, or otherwise have a material adverse effect on PCT's business, financial condition, results of operations and prospects.

The results of litigation and other legal proceedings are inherently uncertain and adverse judgments or settlements may result in materially adverse monetary damages or injunctive relief against PCT. Any claims or litigation, even if fully indemnified or insured, could damage PCT's reputation and make it more difficult to compete effectively or obtain adequate insurance in the future. The litigation and other legal and regulatory proceedings described under Legal Proceedings in Note 14, Contingencies, to the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K are subject to future developments and management's view of these matters may change in the future.

Risks Related to PCT's Operations

The Ironton Facility will not be completed in the originally-expected timeframe. Further delays in commissioning and obtaining an independent engineer's completion certificate could severely impact PCT's business, financial condition, results of operations and prospects.

PCT will not be able to achieve full commissioning and the certification required by an independent engineer of the Ironton Facility in the expected timeframe or at all due to a variety of factors, including, achieving continuous operations of the Ironton Facility and producing recycled pellets at nameplate capacity for five consecutive days. Failure to obtain the certification could severely impact PCT's business, financial condition, results of operations and prospects, and impact PCT's ability to comply with certain covenants under its debt agreements, including the Loan Agreement.

The construction and commissioning of any new project, including the Augusta Facility and the Feed PreP facilities, is dependent on a number of contingencies, many of which are beyond PCT's control. There is also a risk that significant unanticipated costs or delays could arise due to, among other things, errors or omissions, unanticipated or concealed construction site conditions, including subsurface conditions, unforeseen technical issues or increases in plant and equipment costs, insufficiency of water supply and

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other utility infrastructure, or inadequate contractual arrangements. Should significant unanticipated costs arise, this could have a material adverse impact on PCT's business, financial performance and operations. No assurance can be given that construction will be completed, or will be completed without further delay, or as to whether PCT, which has provided a Guaranty of Completion of the Ironton Facility, will have sufficient funds available to complete construction. If the Ironton Facility is not completed, funds are not likely to be available to pay debt service on PCT's outstanding debt.

Initially, PCT will rely on a single facility for all of its operations.

Initially, PCT will rely solely on the operations at the Ironton Facility. Adverse changes or developments affecting the Ironton Facility could impair PCT's ability to produce UPR resin and its business, prospects, financial condition and results of operations. Any shutdown or period of reduced production at the Ironton Facility, which may be caused by regulatory noncompliance or other issues, as well as other factors beyond its control, such as severe weather conditions, natural disaster, fire, power interruption or outages, work stoppage, disease outbreaks or pandemics, equipment failure, delay in supply delivery, or shortages of material, equipment, or labor, would significantly disrupt PCT's ability to grow and produce UPR resin products in a timely manner, meet its contractual obligations and operate its business. PCT's equipment is costly to replace or repair, and PCT's equipment supply chains may be disrupted in connection with pandemics, such as COVID-19, trade wars or other factors. If any material amount of PCT's machinery were damaged, it would be unable to predict when, if at all, it could replace or repair such machinery or find co-manufacturers with suitable alternative machinery, which could adversely affect PCT's business, financial condition, results of operations and prospects. Performance guarantees may not be sufficient to cover damages or losses, or the guarantors under such guarantees may not have the ability to pay. Any insurance coverage PCT has may not be sufficient to cover all of its potential losses and may not continue to be available to PCT on acceptable terms, or at all.

Cybersecurity incidents and the failure to maintain the integrity of PCT's systems or infrastructure, or those of third parties with which PCT does business, could have a material adverse effect on PCT's business, financial condition, results of operations and prospects.

PCT is subject to an increasing number of information technology vulnerabilities, threats and targeted computer crimes which pose a risk to the security of its systems and networks and the confidentiality, availability and integrity of data. Disruptions or failures in the physical infrastructure or operating systems that support PCT's businesses, offtake partners, feedstock suppliers and customers, or cyber-attacks or security breaches of PCT's networks or systems or of third party suppliers and service providers, could result in the loss of customers and business opportunities, lawsuits, regulatory fines, penalties or intervention, reputational damage, reimbursement or other compensatory costs, and additional compliance costs, any of which could materially adversely affect PCT's business, financial condition, results of operations and prospects. Increasing costs associated with cybersecurity protections may be costly and may also adversely affect the financial condition of PCT. While PCT attempts to mitigate these risks, PCT's systems, data, networks, products, solutions and services remain potentially vulnerable to advanced and persistent cybersecurity threats.

PCT also maintains and has access to sensitive, confidential or personal data or information in its business that is subject to privacy and security laws, regulations and customer controls. Despite PCT's efforts to protect such personal data or information, PCT's facilities and systems and those of its customers, offtake partners, feedstock suppliers and third-party service providers may be vulnerable to cybersecurity incidents, theft, misplaced or loss of data, programming and/or human errors that could lead to the compromise of sensitive, confidential or personal data or information or unauthorized use or disruption of PCT's systems and software.

PCT may be unable to sufficiently protect its proprietary rights and may encounter disputes from time to time relating to its use of the intellectual property of third parties.

PCT relies on its proprietary intellectual property, including registered trademarks and certain licensed intellectual property under the License Agreement and other documents to market, promote and sell UPR resin products. PCT monitors and protects against activities that might infringe, dilute, or otherwise harm its trademarks and other intellectual property and relies on the relevant patent, trademark and other laws of the U.S. and other countries. However, PCT may be unable to prevent third parties from using its intellectual property without authorization. In addition, the laws of some non-U.S. jurisdictions, particularly those of certain emerging markets, provide less protection for PCT's proprietary rights than the laws of the U.S. and present greater risks of counterfeiting and other infringement. To the extent PCT cannot protect its intellectual property, unauthorized use and misuse of PCT's intellectual property could harm its competitive position and have a material adverse effect on PCT's business, financial condition, results of operations and prospects.

Despite PCT's efforts to protect these rights, unauthorized third parties may attempt to duplicate or copy the proprietary aspects of its technology and processes. PCT's competitors and other third parties independently may design around or develop similar technology or otherwise duplicate PCT's services or products such that PCT could not assert its intellectual property rights against them. In addition, PCT's contractual arrangements may not effectively prevent disclosure of its intellectual property and confidential and proprietary information or provide an adequate remedy in the event of an unauthorized disclosure. Measures in place may not prevent misappropriation or infringement of PCT's intellectual property or proprietary information and the resulting loss of competitive advantage, and PCT may be required to litigate to protect its intellectual property and proprietary information from misappropriation or infringement by others, which is expensive, could cause a diversion of resources and may not be successful.

PCT also may encounter disputes from time to time concerning intellectual property rights of others, and it may not prevail in these disputes. Third parties may raise claims against PCT alleging that PCT, or consultants or other third parties retained or indemnified by PCT, infringe on their intellectual property rights. Some third-party intellectual property rights may be extremely broad, and it may not be possible for PCT to conduct its operations in such a way as to avoid all alleged violations of such intellectual property rights. Given the complex, rapidly changing and competitive technological and business environment in which PCT operates, and the potential risks and uncertainties of intellectual property-related litigation, an assertion of an infringement claim against PCT may cause PCT to spend significant amounts to defend the claim, even if PCT ultimately prevails, pay significant money damages, lose significant revenues, be prohibited from using the relevant systems, processes, technologies or other intellectual property (temporarily or permanently), cease offering certain products or services, or incur significant license, royalty or technology development expenses.

Moreover, it has become common in recent years for individuals and groups to purchase intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies such as PCT. Even in instances where PCT believes that claims and allegations of intellectual property infringement against it are without merit, defending against such claims is time consuming and expensive and could result in the diversion of time and attention of PCT's management and employees. In addition, although in some cases a third party may have agreed to indemnify PCT for such costs, such indemnifying party may refuse or be unable to uphold its contractual obligations. In other cases, insurance may not cover potential claims of this type adequately or at all, and PCT may be required to pay monetary damages, which may be significant.

Climate change, or legal, regulatory or market measures to address climate change may materially adversely affect our financial condition and business operations.

Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere could present risks to PCT's future operations from natural disasters and extreme weather conditions, such as hurricanes, tornadoes, earthquakes, wildfires or flooding. Such extreme weather conditions could pose physical risks to PCT's facilities and disrupt operation of PCT's supply chain and may impact operational costs. The impacts of climate change on global resources may result in scarcity, which could in the future impact PCT's ability to access sufficient equipment and materials in certain locations and result in increased costs.

Additionally, concern over climate change could result in new legal or regulatory requirements designed to mitigate the effects of climate change on the environment. If such laws or regulations are more stringent than current legal or regulatory requirements, PCT may experience increased compliance burdens and costs to meet the regulatory obligations and may adversely affect raw material sourcing, manufacturing operations and the distribution of PCT's products.

PCT may be negatively impacted by volatility in the political and economic environment, such as the conflicts in Ukraine and the Middle East, economic downturns and high interest rates, and a period of sustained inflation, which could have an adverse impact on PCT's business, financial condition, results of operations and prospects.

Trade, monetary and fiscal policies, and political and economic conditions may substantially change, and credit markets may experience periods of constriction and variability. These conditions may impact PCT's business. Further rising or prolonged high inflation may negatively impact PCT's business and raise its costs, specifically with respect to the construction of the Ironton Facility, the Augusta Facility, future purification facilities and various Feed PreP facilities. While PCT will take actions, wherever possible, to reduce the impact of the effects of inflation, in the case of sustained inflation, it could become increasingly difficult to effectively mitigate the increases to PCT's costs. If PCT is unable to take actions to effectively mitigate the effect of the resulting higher costs, PCT's business, financial condition, results of operations and prospects could be adversely impacted.

The Federal Reserve recently raised interest rates multiple times in response to concerns about inflation and it may continue to hold them at their currently high rates longer than expected. Higher interest rates, coupled with reduced government spending and volatility in financial markets may increase economic uncertainty and affect PCT's offtake partners, feedstock suppliers and potential customers. Similarly, the ongoing military conflict between Russia and Ukraine and the conflict in the Middle East has created extreme volatility in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets. Furthermore, actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity concerns. Any such volatility, disruptions or market-wide liquidity concerns may adversely affect PCT's business or the third parties on whom it relies. If the equity and credit markets deteriorate, including as a result of political or economic unrest or war, it may make necessary debt or equity financing, such as the financing necessary to fully fund the construction of the Augusta Facility, future purification facilities and currently contemplated and future Feed PreP facilities and otherwise finance PCT's expansion, more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Increased or sustained inflation can adversely affect PCT by increasing its costs, including labor and employee benefit costs. In addition, higher or sustained inflation, macro turmoil, uncertainty and market-wide liquidity concerns could also adversely affect PCT's offtake partners, feedstock suppliers and potential customers, which could have an adverse impact on PCT's business, financial condition, results of operations and prospects.

Risks Related to PCT's Production of UPR Resin

There is no guarantee the Technology is scalable to commercial-scale operation.

The Technology is based upon generally available commercial equipment to process contaminated polypropylene into clean recycled polypropylene product. Certain of the equipment to be utilized in the

Ironton Facility has not operated with the same feedstock in a commercial mode. While PCT has constructed the FEU to demonstrate the process using the same or similar equipment (except at a smaller scale) as the commercial-scale Ironton Facility, the FEU does not operate at a commercial-scale. The collective test data was used to design the Ironton Facility equipment for commercial scale and testing under the intended operating conditions and configuration for the commercial-scale operation to verify reproducibility of results including color, melt flow index, moldability (tensile modulus and other measures) and the odor of the final PCT-produced polypropylene product. While that testing indicated that the FEU can generate recycled polypropylene product that on average meets all of its key parameter targets, PCT cannot guarantee these results will be achieved in commercial-scale operation. Further, of the four quality parameters for UPR resin, odor is the most difficult to characterize and measure. PCT's goal is to generate product that will significantly reduce the odor of the offtake and be comparable or nearly comparable to virgin polypropylene with respect to level of odor, but PCT cannot guarantee that the Ironton Facility will be capable of achieving the quality parameters of UPR resin, performance guarantees or meeting the requirements of the currently applicable environmental permits. The Ironton Facility's failure to achieve the quality parameters for UPR resin and performance guarantees or meet the requirements of the currently applicable environmental permits could impact PCT's business, financial condition, results of operations and prospects if the possible shortfalls versus specification are not effectively remedied per contract.

Furthermore, PCT's first multi-line facility, the Augusta Facility, which will be located in Augusta, Georgia, will be PCT's first scaled up multi-line facility model. PCT is currently working on pre-engineering for the design and installation of multiple commercial lines at the Augusta Facility and there is no guaranty that these efforts will be successful. If the Augusta Facility fails to achieve the expected efficiencies, including across the construction and permitting processes, as well as fails to reduce average capital expenditures per plant and reduce overall operating costs, PCT's business, financial condition, results of operations and prospects could be materially adversely impacted.

PCT may not be successful in finding future strategic partners for continuing development of additional offtake and feedstock opportunities.

PCT may seek to develop additional strategic partnerships to increase feedstock supply and offtake amount due to capital costs required to develop the UPR resin product or manufacturing constraints. PCT may not be successful in efforts to consummate existing strategic endeavors, or establish such strategic partnerships and other alternative arrangements for the UPR resin product or Technology because PCT's research and development pipeline may be insufficient, PCT's product may be deemed to be at too early of a stage of development for collaborative effort or third parties may not view PCT's product as having the requisite potential to demonstrate commercial success.

If PCT is unable to reach agreements with existing or future collaborators on a timely basis, on acceptable terms or at all, PCT may have to curtail the development of UPR resin product, reduce or delay the development program, delay potential commercialization, reduce the scope of any sales or marketing activities or increase expenditures and undertake development or commercialization activities at PCT's own expense. If PCT elects to fund development or commercialization activities on its own, PCT may need to obtain additional expertise and additional capital, which may not be available on acceptable terms or at all. If PCT fails to enter into collaborations and does not have sufficient funds or expertise to undertake the necessary development and commercialization activities, PCT may not be able to further develop product candidates and PCT's business, financial condition, results of operations and prospects may be materially and adversely affected.

PCT's failure to secure waste polypropylene could have a negative impact on PCT's business, financial condition, results of operations and prospects.

PCT's ability to procure a sufficient quantity and quality of post-industrial and post-consumer waste that contains high levels of polypropylene as feedstock is dependent upon certain factors outside of PCT's control including, but not limited to, changes to pricing levels for waste polypropylene, recycled

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polypropylene and non-recycled polypropylene, shortages in supply, interruptions affecting suppliers (including those due to operational restraints, industrial relations, transportation difficulties, accidents or natural disasters), or the introduction of new laws or regulations that make access to waste polypropylene more difficult or expensive. Additionally, while PCT believes it has sourced sufficient feedstock of desirable quality and with high levels of polypropylene, it cannot guarantee that feedstock suppliers will have sufficient quantities available and at the appropriate specifications in accordance with their respective agreements with PCT. If feedstock is not available to PCT in sufficient quantity and of requisite quality and with high levels of polypropylene, PCT's business, financial condition, results of operations and prospects could be materially adversely impacted.

Because PCT's global expansion requires sourcing feedstock and supplies from around the world (including Asia and Europe) changes to international trade agreements, tariffs, import and excise duties, taxes or other governmental rules and regulations could adversely affect PCT's business, financial condition, results of operations and prospects.

PCT's global expansion model will require sourcing feedstock from suppliers around the world. The U.S. federal government or other governmental bodies may propose changes to international trade agreements, tariffs, taxes and other government rules and regulations. If any restrictions or significant increases in costs or tariffs are imposed related to feedstock sourced from Asia, Europe, or elsewhere, as a result of amendments to existing trade agreements, and PCT's supply costs consequently increase, PCT may be required to raise UPR resin product prices, which may result in decreased margins, the loss of customers, and a material adverse effect on PCT's financial results. The extent to which PCT's margins could decrease in response to any future tariffs is uncertain. PCT continues to evaluate the impact of effective trade agreements, as well as other recent changes in foreign trade policy on its supply chain, costs, sales and profitability, which could negatively impact PCT's business, financial condition, results of operations and prospects. Any such impact could be material.

There is no guarantee the Feed PreP facilities will be viable or achieve the expected efficiencies.

In conjunction with the Augusta Facility and other future purification facilities, PCT will also build and operate Feed PreP facilities in locations geographically near the feed sources in an effort to optimize PCT's supply chain economics. These Feed PreP facilities are expected to employ feedstock processing systems with advanced sorting capabilities that can handle various types of plastics in addition to polypropylene (designated as no. 5 plastic), such as plastic bales between no. 1 and no. 7. There is no guarantee that the Feed PreP facilities will be successful. If the feedstock processing systems don't operate as expected, or in a commercially viable manner or are constrained from receiving permits necessary to operate the facilities by city, country or state regulations; the Feed PreP facilities fail to achieve the expected efficiencies, including due to increased shipping costs; as well as fail to reduce average expenditures on feedstock and reduce overall operating costs, PCT's business, financial condition, results of operations, and prospects could be materially adversely impacted.

There is no guarantee the "Feedstock+" pricing model will be successful.

PCT's Feedstock+ pricing model for offtake agreements uses a formula based on: (i) a secondary materials per pound pricing index for curbside bales divided by a fixed polypropylene yield loss modifier plus (ii) a fixed base price per pound covering PCT's operating and conversion costs. The Feedstock+ pricing model is designed to mitigate PCT's operating margins by incorporating the feedstock market price fluctuations, upside and downside, into the UPR price. There is no guarantee that the "Feedstock+" pricing model will be successful and that most of or all of the counterparties will enter into offtake agreements with PCT using this pricing model in sufficient numbers or at all. Additionally, counterparties may attempt to reduce or eliminate the fixed base price which would reduce and potentially eliminate the effort to de-risk PCT's operating margins. If PCT is unable to incorporate its "Feedstock+" pricing model into its future offtake agreements, in part or at all, or unable to negotiate a sufficiently high fixed base price or procure feedstock above the secondary materials markets pricing index, PCT's business, financial condition, and results of operations and prospects could be materially adversely impacted.

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PCT is subject to many hazards and operational risks at its manufacturing facility, that can result in potential injury to individuals, disrupt its business, (including interruptions or disruptions in operations at its facilities), and subject PCT to liability and increased costs, (any of which could have a material adverse effect on PCT's business, financial condition and results of operations).

PCT's processes involve the controlled use of chemicals, including flammable and combustible materials that are potentially hazardous. As a result, PCT's operations are subject to various industrial risks, including discharges or releases of flammable or hazardous materials, dangers resulting from confined operating spaces, fires, explosions, and mechanical failures. These risks can result in personal injury, loss of life, catastrophic damage to or destruction of property and equipment or environmental damage, and related legal proceedings, including those commenced by regulators, neighbors, or others. They may also result in an unanticipated interruption or suspension of our operations and the imposition of liability. Notwithstanding PCT's extensive safety procedures and training, relief and depressurization systems, emergency shutdown systems, safety instrumented systems and interlocks, fire and gas detection, and fire suppression systems, the risk of injury or property damage cannot be completely eliminated. While PCT believes that it maintains adequate insurance coverage, PCT cannot guarantee that it will be able to maintain adequate insurance at reasonable rates or that its insurance coverage will be adequate to cover future claims that may arise. In the event of an incident or accident, PCT's business could be disrupted and PCT could be liable for damages, and any such liability could exceed PCT's resources, and have a negative impact on its financial condition and results of operations. The loss or shutdown over an extended period of operations at any of PCT's facilities or any losses relating to these risks could also have a material adverse impact on its business, financial condition, results of operations and prospects.

Risks Related to the Market for UPR Resin

The market for UPR resin is still in the development phase and the acceptance of UPR resin by manufacturers and potential customers is not guaranteed.

The customer approval process for UPR resin products may take longer than expected and certain potential customers may be slow to accept the product produced by PCT or may not accept it at all. PCT has agreed to a strategic partnership term sheet to enter into an offtake agreement with a term of 20 years, whereby PCT guarantees the UPR resin products to meet specific criteria for color and opacity. There is no odor specification in the offtake agreements. Any such changes to the strategic partnership term sheet may require modifications to PCT's executed offtake agreements for (i) the Ironton Facility, and (ii) the Augusta Facility. Pursuant to the strategic partnership term sheet and PCT's executed offtake agreements, PCT must provide samples of the product to each customer so that the customer may determine if the product meets specifications, regulatory and legal requirements, customer's internal policies, and technical, safety, and other qualifications for UPR resin use in the customer's products. The inability of PCT to provide product of sufficient quantity and quality for sale pursuant to the offtake agreements is likely to materially adversely affect PCT's business, financial condition, results of operations and prospects. The premium pricing depicted in all recent offtake agreements may also adversely affect the acquisition of new customers. Furthermore, future market trends for recycled product, changes in brand owner strategies and changes in consumer preferences for circular or low carbon footprint products could reduce PCT's customer's demand for UPR resin, which would be likely to materially adversely affect PCT's business, financial condition, results of operations and prospects.

Certain of PCT's offtake agreements are subject to index pricing, and fluctuation in index prices may adversely impact PCT's financial results.

PCT expects the price of its UPR resin to continue to command a premium over the price of virgin resin and generally not be subject to fluctuations in the price of virgin polypropylene, but there is no guarantee of this result. While most offtake agreements have been executed using the Feedstock + pricing model, certain of PCT's legacy strategic partnership agreements' pricing formulas for UPR resin use a pricing formula based on fixed and index pricing using historical and forecast pricing for virgin resin produced from fossil fuels. If PCT is unable to modify the legacy terms to a Feedstock+ pricing or should the modeled index price for virgin resin be materially lower than the cost to produce UPR resin from waste polypropylene feedstock, PCT would have to absorb the cost difference between virgin resin and UPR resin production for those customers, and PCT's business, financial condition, results of operations and prospects may be materially adversely impacted.

Competition could reduce demand for PCT's products or negatively affect PCT's sales mix or price realization. Failure to compete effectively by meeting consumer preferences, developing and marketing innovative solutions, maintaining strong customer service and distribution relationships, and expanding solutions capabilities and reach could adversely affect PCT's business, financial condition, results of operations and prospects.

While PCT expects to produce unique UPR resin products, PCT operates in a competitive global market for polypropylene sources — virgin and recycled polypropylene. Competitors or new entrants might develop new products or technologies which compete with PCT and its proprietary Technology. PCT cannot predict changes that might affect its competitiveness or whether existing competitors or new entrants might develop products that reduce demand for PCT's UPR resin products. The development of new products or technologies which compete with PCT's UPR resin products may have a material adverse effect on PCT's business, financial condition, results of operations and prospects.

In addition, PCT has granted a sublicense of P&G intellectual property back to P&G under the terms of the License Agreement, with a limited right to sublicense by P&G (the "Grant Back"). Under the Grant Back, for five years after the effective date of the License Agreement, the aggregate tonnage that may be produced under the Grant Back will be capped at a certain level per year worldwide. Beyond year 5, that aggregate annual tonnage will be expanded for each of the six regions worldwide. P&G has agreed that territory under the Grant Back will exclude the start of construction of a plant within a certain radius of the Ironton Facility for five years from the effective date of the License Agreement. If P&G is able to establish production, either on its own or through a sublicense agreement with another partner, in any territory, P&G production will remain capped within that territory beyond the 5 years. If P&G sublicenses the P&G intellectual property under the Grant Back to other manufacturers, UPR resin production and supply could increase, adversely impacting PCT's business, financial condition, results of operations and prospects.

Risks Related to Regulatory Developments

PCT may not be able to meet applicable regulatory requirements for the use of PCT's UPR resin in food grade applications, and, even if the requirements are met, complying on an ongoing basis with the numerous regulatory requirements applicable to the UPR resin and PCT's facilities will be time-consuming and costly.

The use of UPR resin in food grade applications is subject to regulation by the U.S. Food and Drug Administration ("FDA"). The FDA has established certain guidelines for the use of recycled plastics in food packaging, as set forth in the "Guidance for Industry - Use of Recycled Plastics in Food Packaging: Chemistry Considerations (August 2006)." In order for the UPR resin to be used in food grade applications, PCT will request one or more Letters of No Objection ("LNO") from the FDA.

On September 10, 2021, PCT filed for an FDA LNO, for Conditions of Use A – H. Conditions of Use describe the temperature and duration at which a material should be tested to simulate the way the material is intended to be used. Conditions of Use C – H address many consumer product packaging requirements, including applications for hot filled and pasteurized, as well as room temperature, refrigerated and frozen applications. Generally speaking, Conditions of Use A and B relate to extreme temperature applications. The September LNO submission also defines the feedstock sources for the Company's planned commercial recycling process, and the September LNO submission pertained to (i) food grade post-industrial recycled feedstocks and (ii) food grade curbside post-consumer recycled feedstocks.

The FDA confirmed receipt of the submission on September 13, 2021 and followed up with additional questions and a request for clarification in a letter received by PCT on January 7, 2022. PCT responded to the FDA's questions on February 17, 2022.

On September 6, 2022, PCT received two separate notifications from the FDA with respect to the following two feedstock sources:

(i) Food grade post-industrial recycled feedstocks: an FDA opinion letter approving Conditions of Use A – H and

(ii) Food-grade post-consumer recycled feedstock from stadiums: an FDA LNO for Conditions of Use E – G.

The Company's FDA food contact grades are capable of being used for all food types per the conditions of use listed and per all applicable authorizations in the food contact regulations listed in the 21 CFR (Code of Federal Regulations, Title 21).

The process for obtaining further LNOs will include FDA evaluation of both the PCT purification process, the Technology, as well as the recycled feedstock resin. The Company is conducting additional testing and plans to make further LNO submissions for additional post-consumer recycled feedstock sources and expanded Conditions of Use. In addition, as needed, individual surrogate challenge testing and migration studies will be conducted to simulate articles in contact with food. Surrogate challenge testing can be used in lieu of, or in conjunction with, migration testing for the FDA's evaluation of PCT's Technology. The need for migration testing is informed by the results from the surrogate challenge testing.

The process of obtaining FDA regulatory approval requires the expenditure of substantial time, of up to one year, and significant financial resources. The FDA could refuse to approve further LNO applications (in whole or in part), a decision may be delayed if the FDA has questions about the data or other aspects of the filing, or the review schedule may be extended if there are a significant number of LNO requests pending since the FDA is under no time limit to decide on LNO requests. All of the above would have an adverse effect on PCT's business, financial condition, results of operations and prospects.

Furthermore, changes in regulatory requirements, laws and policies, or evolving interpretations of existing regulatory requirements, laws and policies, may result in increased compliance costs, delays, capital expenditures and other financial obligations that could adversely affect PCT's business, financial condition, results of operations and prospects.

PCT expects to encounter regulations in most if not all of the countries in which PCT may seek to expand, and PCT cannot be sure that it will be able to obtain necessary approvals in a timely manner or at all. If PCT's UPR resin does not meet applicable regulatory requirements in a particular country or at all, then PCT may face reduced market demand in those countries and PCT's business, financial condition, results of operations and prospects will be adversely affected.

The various regulatory schemes applicable to PCT's UPR resin will continue to apply following initial approval. Monitoring regulatory changes and ensuring our ongoing compliance with applicable requirements is time-consuming and may affect PCT's business, financial condition, results of operation and prospects. If PCT fails to comply with such requirements on an ongoing basis, PCT may be subject to fines or other penalties, or may be prevented from selling UPR resin products, and PCT's business, financial condition, results of operation and prospects may be harmed.

The operation of and construction of the Ironton Facility is subject to governmental regulation.

Under the loan agreement entered into in connection with PCT's outstanding Revenue Bonds (the "Loan Agreement"), PCT must: (i) not commence construction or operation of the Ironton Facility prior to receipt of all applicable permits and easements required for the particular phase of construction or operation; (ii) abide by the terms and conditions of all such permits and easements; and (iii) operate the Ironton Facility at all times in the manner required or permitted by such permits and easements.

PCT has not identified any technical or engineering circumstances that it believes would prevent the issuance of the key permits and approvals required for construction and operation of the Ironton Facility in the ordinary course consistent with the planned construction of the Ironton Facility. Delays in or failure to obtain and maintain any required permit or approval, or delay in satisfying or failure to satisfy any condition or requirement or any approval or permit could delay or prevent completion of the Ironton Facility or result in additional costs or reduced revenues. Federal, state and local statutory and regulatory requirements applicable to construction and operation of the Ironton Facility are subject to change. No assurance can be given that PCT or any other affected party will be able to comply with such changes. Additional statutory or regulatory requirements may be imposed upon both the Ironton Facility and the Augusta Facility, as well as any additional facilities, which might materially increase costs of operation or maintenance.

Legislative, regulatory or judicial developments could affect PCT's business, financial condition, results of operations and prospects.

PCT is subject to extensive air, water and other environmental and workplace safety laws and regulations at the federal and state level. In addition, PCT will be subject to additional regulatory regimes upon expanding to new regions, including foreign regulatory authorities in the European Union ("EU") such as the European Commission, the European Food Safety Authority ("EFSA"), and similar regulatory authorities elsewhere, such as in Asia. Some of these laws require or may require PCT to operate under a number of environmental permits. These laws, regulations and permits can often require pollution control equipment or operational changes to limit actual or potential impacts to the environment. These laws, regulations and permit conditions may change and become more difficult to comply with. A violation of these laws, regulations or permit conditions could result in substantial fines, damages, criminal sanctions, permit revocations and/or a plant shutdown. Any such action may have a material adverse effect on PCT's business, financial condition, results of operations and prospects.

Risks Related to Human Capital Management

PCT is dependent on management and key personnel, and PCT's business would suffer if it fails to retain its key personnel and attract additional highly skilled employees.

PCT's success is dependent on the specialized skills of its management team and key operating personnel. This may present particular challenges as PCT operates in a highly specialized industry sector, which may make replacement of its management team and key operating personnel difficult. A loss of the managers or key employees, or their failure to satisfactorily perform their responsibilities, could have an adverse effect on PCT's business, financial condition, results of operations and prospects.

PCT's future success will depend on its ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of its organization, particularly research and development, recycling technology, operations and sales. Trained and experienced personnel are in high demand and may be in short supply. Many of the companies with which PCT competes for experienced employees have greater resources than PCT does and may be able to offer more attractive terms of employment. In addition, PCT invests significant time and expense in training employees, which increases their value to competitors that may seek to recruit them. PCT may not be able to attract, develop and maintain the skilled workforce necessary to operate its business, and labor expenses may increase as a result of a shortage in the supply of qualified personnel, which will negatively impact PCT's business, financial condition, results of operations and prospects.

Risks Related to PCT's common stock

Certain current and former stockholders of PCT have the right to elect a certain number of directors to PCT's board of directors.

Pursuant to a letter agreement entered into between Pure Crown LLC ("Pure Crown") and PCT, dated October 5, 2020, Pure Crown is entitled to select one director to the board of directors of PCT (the "Pure Crown Director"), and Pure Crown designated Ms. Tanya Burnell as the current Pure Crown Director. For so long as Pure Crown has this right to select one director to the board of PCT, any vacancy with respect to the Pure Crown Director may only be filled by Pure Crown.

Furthermore, pursuant to the board representation agreement, dated March 7, 2022, between PCT and Sylebra Capital Management (an entity affiliated with the Pre-PIPE Investors, "Sylebra Capital") in connection with the Offering (as defined below), Sylebra Capital has been granted the right to designate (i) one person to be nominated for election to the Board so long as Sylebra Capital together with its affiliates beneficially owns at least 10.0% of the Company's common stock, and (ii) two persons to be nominated for election to the Board so long as Sylebra Capital together with its affiliates beneficially owns at least 15.0% of the Company's common stock, subject to certain exceptions, including that Sylebra Capital together with its affiliates will not be entitled to designate more than two nominees. Accordingly, Sylebra Capital is currently entitled to designate two directors for nomination, and has designated Jeff Fieler (as an affiliate of the Pre-PIPE holders) and Dan Coombs to serve on the board of PCT. Further, Jeff Fieler served as Interim Chief Financial Officer ("CFO") of PCT from December 1, 2023, following Lawrence C. Somma's resignation as CFO, to February 19, 2024, upon the appointment of Jaime Vasquez as CFO.

Future offerings of debt or offerings or issuances of equity securities by PCT may adversely affect the market price of PCT's common stock or otherwise dilute all other stockholders.

In the future, PCT may attempt to obtain financing or further increase PCT's capital resources by issuing additional shares of PCT's common stock or offering debt or other equity securities, including commercial paper, medium-term notes, senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. PCT also expects to grant equity awards to employees, directors, and consultants under PCT's stock incentive plans. The implementation of PCT's business strategy could require substantial additional capital in excess of cash from operations. PCT would expect to obtain the capital required for the implementation of its business strategy through a combination of additional issuances of equity, corporate indebtedness and/or cash from operations, which may be effectuated through private financings.

Issuing additional shares of PCT's common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of PCT's existing stockholders or reduce the market price of PCT's common stock or both. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of PCT's available assets prior to the holders of PCT's common stock. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit PCT's ability to pay dividends to the holders of PCT's common stock. PCT's decision to issue securities in any future offering will depend on market conditions and other factors beyond PCT's control, which may adversely affect the amount, timing and nature of PCT's future offerings.

Conversion of the Convertible Notes may dilute the ownership interest of PCT stockholders or may otherwise depress the price of our common stock.

The conversion of some or all of the Convertible Notes may dilute the ownership interests of PCT stockholders. Upon conversion of the Convertible Notes, PCT has the option to pay or deliver, as the case may be, cash, shares of PCT common stock, or a combination of cash and shares of PCT common stock. If PCT elects to settle the conversion obligation in shares of PCT common stock or a combination of cash and shares of PCT common stock, any sales in the public market of PCT common stock issuable upon such conversion could adversely affect prevailing market prices of PCT common stock. In addition, the existence of the Convertible Notes and/or the affiliate Convertible Notes may encourage short selling by market participants because the conversion of the Convertible Notes and/or the affiliate Convertible Notes could be used to satisfy short positions, or anticipated conversion of the Convertible Notes and/or the affiliate Convertible Notes into shares of PCT common stock could depress the price of PCT common stock.

General Risk Factors

PCT may be unable to obtain additional financing to fund the operations and growth of the business.

PCT requires additional financing to fund its operations and growth. The failure to secure additional financing could have a material adverse effect on the continued development and growth of PCT. Such financings may result in dilution to stockholders, issuance of securities with priority as to liquidation and dividend and other rights more favorable than common stock, imposition of debt covenants and repayment obligations, or other restrictions that may adversely affect its business. In addition, PCT may seek additional capital due to favorable market conditions or strategic considerations even if it believes that it has sufficient funds for current or future operating plans. There can be no assurance that financing will be available to PCT on favorable terms, or at all. The inability to obtain financing when needed may make it more difficult for PCT to operate its business or implement its growth plans.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Information about cybersecurity risks and PCT's risk management processes is collected, analyzed and considered as part of PCT's overall enterprise risk management program. PCT has a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of PCT's information systems and data by assessing, identifying, and managing material risks from cybersecurity threats.

PCT's cybersecurity risk management program includes:

- risk assessments designed to help identify cybersecurity risks to PCT's information systems, data, services, and its broader enterprise IT environment;

- a security team principally responsible for managing PCT's cybersecurity risk assessment processes, PCT's security controls, and PCT's response to cybersecurity incidents;

- the use of certain external service providers, where appropriate, to assess, test or otherwise assist with aspects of PCT's security processes;

- cybersecurity awareness training of PCT's employees, incident response personnel and senior management;

- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

- a third-party cyber risk management process for third-parties that interact with our systems and data including, among other things, a security assessment and contracting program for such third-parties based on their risk profile.

As of the date of this Form 10-K, PCT has not identified risks as a result of prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect, PCT's operations, business strategy, results of operations, or financial condition. PCT faces certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect PCT, including PCT's operations, business strategy, results of operations, or financial condition. See "Risk Factors – Cybersecurity incidents and the failure to maintain the integrity of PCT's systems or infrastructure, or those of third parties with which PCT does business, could have a material adverse effect on PCT's business, financial condition, results of operations and prospects."

Cybersecurity Governance

PCT's Board considers cybersecurity risk as part of its risk oversight. Oversight of cybersecurity and other information technology risks, as well as management's implementation of PCT's cybersecurity risk management program, is the responsibility of the Board.

While the Board has delegated to the Audit and Finance Committee the responsibility to discuss with management and the independent auditors PCT's underlying policies and guidelines with respect to risk assessment and risk management, including with respect to cybersecurity, data privacy, data security and continuity, not less than once annually, the full Board receives a briefing from management on PCT's cybersecurity risk management program and ongoing initiatives and strategies to address and monitor specific cybersecurity risks. Presentations on cybersecurity matters are provided to the Board by PCT's information technology ("IT") leadership. In addition, management updates the Audit and Finance Committee and the Board, as necessary, regarding any significant cybersecurity incidents, to the extent any occur. PCT's Director of IT has over 20 years of experience in cybersecurity management and information systems. Management along with third-party assistance from a recognized expert in unified cyber security and compliance expertise, monitors, manages, and assesses PCT's risks from cybersecurity threats.

Item 2.   Properties

PCT owns the land that will be used for the Ironton Facility located in Lawrence County, Ohio. PCT, through a subsidiary, also leases a building and its approximately two acres of land located diagonally from the FEU to use for PCT's operations from the Lawrence Economic Development Commission. The lease was executed in May of 2021 and expires in May 2026, though PCT may extend the lease for up to three additional five-year terms.

PCT leases its corporate headquarters office space, which consists of approximately 14,232 square feet located at 5950 Hazeltine National Drive, Suite 300, Orlando, Florida 32822, and expires in 2027.

In 2021, the Company entered into an operating lease of commercial land and building for its first Feed PreP facility in Winter Garden, Florida, which expires in August 2032.

On June 30, 2023, the Company and The Augusta Economic Development Authority ("AEDA") executed a lease for a 150-acre tract in Augusta, Georgia, with the ability to lease an adjacent second tract totaling approximately 50 acres, subject to various milestones. This property will house PCT's first U.S. multi-line facility. The land, buildings and equipment for the facility will be owned by the AEDA and will be leased to the Company under a legal sale-leaseback structure that will provide certain local property tax incentives to the Company as lessee of the property. During the lease term and at the conclusion of the lease in 2044, the Company will have the right to acquire title to the property from the AEDA for a nominal cost.

In 2023, the Company entered into an operating lease of commercial land and building for a feed PreP facility in Denver, Pennsylvania, which is expected to commence mid to late 2024 with an initial term of 15 years and total minimum lease payments of $52.3 million.

In January 2023, the Company signed a real estate lease at the Port of Antwerp-Bruges' NextGen District, where it plans to build its first purification facility in Europe, with an initial term of 30 years and total minimum lease payments over the term of the lease of approximately €27.7 million, subject to annual inflation adjustments. This lease commenced at the end of June 2023.

Effective September 1, 2023, the Company executed an operating lease for a lab facility in Durham, North Carolina.

Item 3.   Legal Proceedings

For a description of the legal proceedings pending against us, see "Legal Proceedings" in Note 14 ("Contingencies") to the Notes to the Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 10-K.

In the future, PCT may become party to additional legal matters and claims arising in the ordinary course of business. While PCT is unable to predict the outcome of the above or future matters, it does not believe, based upon currently available facts, that the ultimate resolution of any such pending matters will have a material adverse effect on its overall financial position, results of operations, or cash flows.

Item 4.   Mine Safety Disclosures

Not applicable.

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our units, common stock and warrants trade on NASDAQ under the symbols "PCT," "PCTTW" and "PCTTU," respectively.

Holders of Record

As of March 1, 2024, there were (i) 142 holders of record of our common stock, (ii) 1 holder of record of our units, and (iii) 9 holders of record of our warrants. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of shares of common stock, units, or warrants that are held in the names of various security brokers, dealers, and registered clearing agencies.

Dividends

We have not paid any dividends on our common stock to date. It is our present intention to retain any earnings for use in our business operations and, accordingly we do not anticipate that the board of directors will declare any dividends in the foreseeable future on our common stock.

Stock Performance Graph

The following graph compares the cumulative total stockholder return on the Company's common stock to the total returns on the Russell 2000 Stock Index and the Standard & Poor's ("S&P") Small Cap 600 Materials Stock Index. The changes for the periods shown in the graph assume that $100 had been invested in PureCycle stock and each index at the close of trading on the first day subsequent to closing of the Business Combination, and that all dividends, if any, were reinvested. The graph is presented pursuant to SEC rules and is not meant to be an indication of our future performance.



Stock Performance Graph

	March 17, 2021	December 31, 2021	December 31, 2022	December 31, 2023
PureCycle Technologies, Inc.	$ 100.00	$ 33.11	$ 23.39	$ 14.01
Russell 2000	$ 100.00	$ 96.88	$ 77.08	$ 90.13
S&P Small Cap 600 Materials	$ 100.00	$ 102.88	$ 96.62	$ 115.92

Securities Authorized for Issuance Under Equity Compensation Plans

See Part III, Item 12 of this Form 10-K and Note 5, Equity-Based Compensation of the Notes to Consolidated Financial Statements included herein for additional information required.

Recent Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides information with respect to the Company's purchases of its common stock for the fourth quarter of 2023.

Period	(a) Total number of shares (or units) purchased*	(b) Average price paid per share (or unit)*	(c) Total number of shares (or units) purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
October 1 to October 31	—	$ —	—	—
November 1 to November 30	14,187	3.84	—	—
December 1 to December 31	38,639	4.07	—	—
Total	52,826	$ 4.01	—	$ —

* Shares withheld to cover tax withholding obligations under the net settlement provision upon vesting of restricted stock units

Item 6.   [Reserved]

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis provides information which PCT's management believes is relevant to an assessment and understanding of PCT's consolidated results of operations and financial condition. The discussion should be read together with the audited consolidated financial statements, together with related notes thereto, included elsewhere in this Annual Report on Form 10-K. Unless the context otherwise requires, references in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" to "we", "us", "our", and "the Company" are intended to mean the business and operations of PCT and its consolidated subsidiaries.

Overview

PureCycle Technologies, Inc. ("PCT" or "Company") is a Florida-based corporation focused on commercializing a patented purification recycling technology (the "Technology"), originally developed by The Procter & Gamble Company ("P&G"), for restoring waste polypropylene into resin, called ultra-pure recycled ("UPR") resin, which has nearly identical properties and applicability for reuse as virgin polypropylene. PCT has a global license for the Technology from P&G. PCT's goal is to create an important new segment of the global polypropylene market that will assist multinational entities in meeting their sustainability goals, providing consumers with polypropylene-based products that are sustainable, and reducing overall polypropylene waste in the world's landfills and oceans.

PCT's process includes two steps: Feed Pre-Processing ("Feed PreP") and the use of PCT's recycling technology for purification. The Feed PreP step will collect, sort, and prepare polypropylene waste ("feedstock") for purification. The purification step is a purification recycling process that uses a combination of solvent, temperature, and pressure to return the feedstock to near-virgin condition through a novel configuration of commercially available equipment and unit operations. The purification process puts the plastic through a physical extraction process using super critical fluids that both extract and filter out contaminants and purify the color, opacity, and odor of the plastic without changing the bonds of the polymer. By not altering the chemical makeup of the polymer, the Company is able to use significantly less energy and reduce production costs as compared to virgin resin.

The Ironton Facility

PCT commenced commissioning activities at its first commercial-scale plant in Lawrence County, Ohio (referred to herein as the "Ironton Facility"), in April 2023, achieved mechanical completion of the plant and commenced pellet production from post-industrial and post-consumer materials later in 2023. On June 28, 2023, the independent construction monitor reviewing construction and commissioning of the Ironton Facility issued its certification confirming commencement of production of post-industrial recycled pellets, which was required to achieve a key milestone in connection with the Ironton Facility financing. The Ironton Facility leverages the existing infrastructure of PCT's pilot facility known as the Feedstock Evaluation Unit (the "FEU"), which became operational in 2019, and the Ironton Facility is expected to have UPR resin capacity of approximately 107 million pounds/year when fully operational. PCT sold an immaterial amount of UPR resin in 2023 but has not yet reached significant continuous operational volumes. PCT has experienced intermittent mechanical challenges during the commissioning process including, but not limited to, limits in the rates at which certain contaminants can currently be removed from the purification process, as well as challenges with continuous operations of the pelletizing system for finished product. While these mechanical issues are not uncommon for first-of-its kind manufacturing facilities, the down-time needed to correct these issues is delaying the Ironton Facility reaching consistent sustainable production rates. We expect the Ironton Facility to be fully operational later in 2024.

As of December 31, 2023, PCT anticipates that up to $12.5 million will be needed to complete the investment in the Ironton Facility, which relates to a performance guarantee payment due after successful completion of a performance testing milestone.

The Augusta Facility

In July 2021, PCT reached an agreement with The Augusta Economic Development Authority ("AEDA") to build its first U.S. facility with multiple lines for both Feed PreP and purification ("multi-line facility") in Augusta, Georgia (the "Augusta Facility"). PCT expects the approximately 200-acre location to eventually include up to eight production lines, which are expected to collectively have UPR resin production capacity of approximately 1 billion pounds per year. When fully operational, each purification line at the Augusta Facility is expected to have annual production capacity of approximately 130 million pounds of PCT's UPR resin. PureCycle has allocated 40% of the Augusta Facility output, for Lines 1 and 2, to existing customers and expects that additional offtake agreements will continue to be negotiated.

On June 30, 2023, PCT and the AEDA executed an Economic Development Agreement ("EDA") related to the Company's plans to construct the Augusta Facility. Pursuant to the EDA, PCT expects to receive certain property tax abatement benefits as well as certain other incentives, including site infrastructure development assistance ("Incentive Benefits"). In order to receive the Incentive Benefits under Phase One (as defined below) of the Augusta Project, PCT will be obligated to create 82 full-time jobs with investments of at least $440 million no later than December 31, 2026. Through December 31, 2023, PCT has invested approximately $84.9 million for pre-construction engineering and long-lead equipment for the benefit of Phase One investments. If PCT elects to activate the second phase of the Augusta Project, PCT will be required to create an additional 25 full-time jobs and investments of $295 million no later than December 31, 2028. To the extent PCT fails to achieve an average of 80% of the jobs and investment commitments in any year over the 20-years of each phase, PCT will be required to make a repayment to the AEDA of a pro rata portion of the total value of the Incentive Benefits received by PCT in such year.

Also on June 30, 2023, PCT entered into a series of agreements with the AEDA to construct phase one ("Phase One") of the Augusta Facility. PCT is leasing 150 acres of land ("Real Property") owned by the AEDA and will construct buildings, building equipment, and other structures (the "Improvements") on the land. PCT will also acquire and install the necessary processing, warehousing, and other equipment, as well as conveyors and pipelines (the "Equipment", together with the Real Property and the Improvements, the "Augusta Project"). The Improvements and Equipment will be transferred to the AEDA and leased back by PCT. As noted above, PCT anticipates that the first portion of Phase One, will consist of one purification line and construction commenced prior to the end of 2023. Also as noted above, construction of the first purification line must be completed by December 31, 2026.

The legal sale-leaseback structure provides the Incentive Benefits to PCT as lessee of the Augusta Project. PCT will remain the owner of the Improvements and Equipment for accounting purposes during the term of the lease as PCT will have the right to acquire title to the Augusta Project for a nominal amount during the term and at the conclusion of the arrangement, which has an initial expiration date in 2044. The payments PCT makes to the AEDA during the term of the arrangement are not otherwise expected to be material.

At the end of 2023, the Company commenced site preparation activities, including debris removal and site stabilization activities, and continued with payments to vendors for certain long lead-time equipment. Pursuant to the EDA, PCT must also show continuous construction progress, with regard to the first purification line under the first phase of the Augusta Project during 2024 or risk losing certain future Incentive Benefits. Market conditions remain challenging and have created uncertainty as to the timing or likelihood of success of the currently anticipated project financing for the Augusta Facility. As a result, PCT is currently pursuing various structures for project financing of the Augusta Facility. While PCT remains confident in its ability to finance the Augusta Facility, it is limiting its expenses and adjusting its timeline in light of this uncertainty. If PCT is unable to raise additional debt or equity, when desired, or on terms favorable to PCT, PCT's business, financial condition, and results of operations would be adversely affected.

Feedstock Pricing

PCT sees a robust pipeline of demand for its recycled polypropylene and PCT is seeing market acceptance of its "Feedstock+" pricing model for its UPR resin. The "Feedstock+" pricing model divides the market cost of feedstock by a set yield-loss and adds a fixed price, which effectively passes on the cost of feedstock and de-risks PCT's operating margin volatility.

For the Ironton Facility, PCT's feedstock price was linked, in part, to changes in the Chemical Market Analysis, the index for virgin polypropylene, in a price schedule that contained a fixed, collared price around an index price range, which was further adjusted based on the percentage of polypropylene in the feedstock supplied. For the Augusta Facility and future purification facilities, PCT plans to link the feedstock price, in part, to the price of a no. 5 plastic bale of polypropylene as reported by recyclingmarkets.net ("Feedstock Market Pricing"). PCT will procure both feedstock in line with Feedstock Market Pricing as well as low value feedstocks that can be processed by PCT, below Feedstock Market Pricing for the Augusta Facility.

PreP Facilities

In conjunction with the Augusta Facility, PCT also plans to build and operate Feed PreP facilities in locations geographically near the feed sources to optimize PCT's supply chain economics. During the third quarter of 2022, PCT experienced challenges obtaining the necessary water and sewer permits to construct its first planned Feed PreP facility in Central Florida. PCT is evaluating its available recourses to obtain these permits, as well as potential legal remedies with regard to its obligations for the remaining 8 years of its 11-year lease agreement for the Central Florida facility. PCT is also evaluating alternative preprocessing sites in other locations. Also, on August 24, 2022, PCT signed a lease for a future PreP facility in Denver, Pennsylvania, which is expected to be operationally ready in late 2024, provided we obtain the financing necessary for operational readiness. Throughout the second half of 2021, PCT developed a feedstock processing system with advanced sorting capabilities that can handle various types of plastics in addition to polypropylene (designated as no. 5 plastic). PCT's enhanced sorting should allow PCT to process plastic bales between no. 1 and no. 7. PCT's new Feed PreP facilities will extract polypropylene and ship it to PCT's purification lines, while the non-polypropylene feed will be sorted, baled, and subsequently sold on the open market.

Letter of No Objection Submission and the Granting of FDA Food Packaging Clearances for Certain Feedstocks

On September 10, 2021, PCT filed for a U.S. Food and Drug Administration ("FDA") Letter of No Objection ("LNO"), for Conditions of Use A – H. Conditions of Use describe the temperature and duration at which a material should be tested to simulate the way the material is intended to be used. Conditions of Use C – H address many consumer product packaging requirements, including applications for hot filled and pasteurized, as well as room temperature, refrigerated and frozen applications. Generally speaking, Conditions of Use A and B relate to extreme temperature applications. The LNO submission also defines the feedstock sources for the Company's planned commercial recycling process, and this LNO submission pertained to (i) food grade post-industrial recycled feedstocks and (ii) food grade curbside post-consumer recycled feedstocks.

The FDA confirmed receipt of the submission on September 13, 2021 and followed up with additional questions and requests for clarification in a letter received by PCT on January 7, 2022. PCT responded to the FDA's questions on February 17, 2022.

On September 6, 2022, PCT received two separate notifications from the FDA with respect to the following two feedstock sources:

(i) Food grade post-industrial recycled feedstocks: an FDA opinion letter approving Conditions of Use A – H and

(ii) Food-grade post-consumer recycled feedstock from stadiums: an FDA LNO for Conditions of Use E – G.

The Company's FDA food contact grades are capable of being used for all food types per the conditions of use listed and per all applicable authorizations in the food contact regulations listed in the 21 CFR (Code of Federal Regulations, Title 21).

The Company is conducting additional testing and plans to make further LNO submissions for additional post-consumer recycled feedstock sources and expanded Conditions of Use.

Future Expansion

On January 17, 2023, the Company announced its first European purification facility will be in Antwerp, Belgium. On October 20, 2022, the Company executed a Joint Venture Agreement with SK geo centric Co., Ltd., to develop a UPR purification facility in Ulsan, South Korea. The parties will each hold an equal stake in the joint venture with completion of construction activities, pending necessary financing. The Company is also planning to expand its production capabilities into Asia through negotiation of joint ventures with Mitsui & Co. Ltd. in Japan for in-country production and sales. Future expansion is dependent on successful completion of project financing.

Components of Results of Operations

Revenue

PCT generated an immaterial amount of revenue late in 2023 but has not yet reached significant continuous (i) operational volumes at the Ironton Facility or (ii) significant revenue generation. The Ironton Facility is expected to be fully operational later in 2024.

Operating Costs

Operating expenses to date have consisted mainly of personnel costs (including wages, salaries and benefits) and other costs directly related to operations at PCT's operating facilities, including rent, depreciation, repairs and maintenance, utilities and supplies. Costs attributable to the design and development of the Ironton Facility, Augusta Facility, and Feed PreP facilities in Central Florida and Denver, Pennsylvania, are capitalized and, when placed in service, will be depreciated over the expected useful life of the asset. We expect our operating costs to increase as we continue to scale operations and increase headcount.

Research and Development Expense

Research and development expenses consist primarily of costs related to the development of the Technology, the facilities and equipment that will use the Technology to purify recycled polypropylene, and the processes needed to collect, sort, and prepare feedstock for purification. These include mainly personnel costs, depreciation for long-lived assets, third-party consulting costs, and the cost of various recycled waste. We expect our research and development expenses to increase for the foreseeable future as we increase investment in feedstock evaluation, including investment in new front-end feedstock mechanical separators to improve feedstock purity and increase the range of feedstocks PCT can process economically. In addition, we are increasing our in-house feedstock analytical capabilities, which will include additional supporting equipment and personnel.

Selling, General and Administrative Expense

Selling, general and administrative expenses consist primarily of personnel-related expenses for our corporate, executive, finance and other administrative functions and professional services, including legal, audit and accounting services. We expect our selling, general, and administrative expenses to increase for the foreseeable future as we scale headcount with the growth of our business, and as a result of operating as a public company, including compliance with the rules and regulations of the SEC, legal, audit, additional insurance expenses, investor relations activities, and other administrative and professional services.

Results of Operations

The following table summarizes our operating results for the years ended December 31, 2023, 2022 and 2021:

(in thousands, except %)	2023	2022	$ Change	% Change	2021	$ Change	% Change
				Years ended December 31,			
Costs and expenses							
Operating costs	$ 52,392	$ 23,724	$ 28,668	121 %	$ 8,273	$ 15,451	187 %
Research and development	6,607	4,350	2,257	52 %	3,692	658	18 %
Selling, general and administrative	54,902	53,244	1,658	3 %	57,615	(4,371)	(8)%
Total operating costs and expenses	113,901	81,318	32,583	40 %	69,580	11,738	17 %
Interest expense	31,368	2,312	29,056	1257 %	7,473	(5,161)	(69)%
Interest Income	(10,863)	(4,953)	(5,910)	119 %	(821)	(4,132)	503 %
Change in fair value of warrants	(33,824)	5,842	(39,666)	(679)%	1,476	4,366	296 %
Other expense (income)	483	227	256	113 %	(206)	433	(210)%
Provision for income taxes	650	—	650	N/A	—	—	— %
Net loss	$ 101,715	$ 84,746	$ 16,969	20 %	$ 77,502	$ 7,244	9 %

Comparison of the years ended December 31, 2023 and 2022

Operating Costs

The increase was attributable to higher depreciation expense related to assets supporting operations of $11.5 million due primarily to placing the Ironton Facility assets in service in the second quarter of 2023, increased operational site costs of $8.0 million related to commissioning and operating the Ironton Facility, higher employee costs of $5.5 million due primarily to increased headcount at the Ironton Facility, higher rent for operating facilities of $2.6 million, $0.5 million related to increased operational consulting due primarily to on-site third party assistance for Ironton Facility mechanical completion and commissioning activities, and $0.6 million of other net increases.

Research and Development Expenses

The increase in research and development expenses was primarily due to $1.1 million increased employee costs related to higher headcount of employees aligned to research and development activities, $0.5 million increase in depreciation related to assets supporting research and development, and $0.6 million increase in operational site costs related to facilities used in research and development.

Selling, General and Administrative Expenses

The increase was attributable to higher professional, legal, and public company expenses of $3.5 million primarily related to bondholder waiver negotiations and the AEDA transaction, higher insurance expenses of $1.4 million, and higher equity-based compensation of $0.7 million related to issuance of additional awards in 2023 and continued vesting of awards from previous years, offset by decreased employee costs of $3.6 million primarily due to reduction in bonus expense driven by lower expected attainment of organizational goals over the prior period, as well as a net $0.3 million decrease in other SG&A costs.

Interest expense

The increase was attributable to additional financing incurred in the second and third quarters of 2023, including closing of $250.0 million of green convertible senior notes in August 2023, as well as ceasing capitalization of interest on the Revenue Bonds beginning in June 2023 as the plant is now in service.

Interest income

The increase was attributable to higher interest earned on PCT's investment portfolio and money market funds due to rising interest rates.

Change in fair value of warrants

The increased benefit was attributable to the change in fair value of the Company's liability-classified warrants, of which the primary drivers of the change in valuation related to changes in the underlying price of PCT's common stock, as well as fluctuations in volatility and reduction in the warrant terms with the passage of time.

Comparison of the years ended December 31, 2022 and 2021

Refer to Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" section contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 for the results of operations discussion for the fiscal year ended December 31, 2022 compared to the fiscal year ended December 31, 2021. This comparison was immaterially impacted by certain reclassifications to conform with the report classifications for these prior periods.

Liquidity and Capital Resources

In 2023, PCT commenced commercial operations and sold an immaterial amount of UPR resin but has not yet reached significant continuous operational volumes. PCT's ongoing operations have, to date, been funded by a combination of equity financing through the issuance of units and debt financing through the issuance of various debt instruments. The following is a summary of the components of our current liquidity. The Debt Securities Available for Sale represent investment holdings in highly liquid debt securities and commercial paper with an average maturity of less than one year. The Restricted Cash is restricted in terms of use primarily based on the Loan Agreement and requires PureCycle: Ohio LLC, an Ohio limited liability company ("PCO"), to use the proceeds of the Revenue Bonds exclusively to construct and equip the Ironton Facility, fund a debt service reserve fund for the Series 2020A Bonds (as defined below), finance capitalized interest, and pay the costs of issuing the Revenue Bonds. On March 5, 2024, a subsidiary of the Company Purchased (as defined below) the majority of the outstanding Revenue Bonds. In connection with the Purchase, the Indenture (as defined below) was amended and supplemented and substantially all covenants and Events of Default (as defined below) contained in the Indenture, the Loan Agreement and certain of such other Financing Documents (as defined below) were eliminated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Indebtedness – Revenue Bonds" for more information. Further, PCT placed funds in an escrow account to support certain initial construction commitments for the Augusta Facility. These funds are recorded in Restricted Cash below.

(in millions)	December 31, 2023		December 31, 2022	
Cash	$	73.4	$	63.9
Debt Securities Available for Sale		48.2		98.6
Unrestricted Liquidity	$	121.6	$	162.5
Less: Other Ironton Set-aside		—		54.6
Available Unrestricted Liquidity	$	121.6	$	107.9
Ironton Facility Construction	$	—	$	13.2
Liquidity Reserve		150.1		50.5
Capitalized Interest and Debt Reserve		36.1		38.0
Other Required Reserves Ironton		24.4		21.2
Augusta Construction Escrow		14.4		39.4
Letters of Credit and Other Collateral		4.1		1.3
Restricted Cash (current and non-current)	$	229.1	$	163.6
Revenue Bonds	$	234.6	$	233.5
Green Convertible Notes		220.7		—
Equipment Financing Payable		21.6		—
Pure Plastic Note Payable		39.7		—
Add: Discount and Issuance Costs		47.6		16.1
Gross Bonds and Notes Payable	$	564.2	$	249.6

As of December 31, 2023, PCT had $121.6 million of Available Unrestricted Liquidity and had Restricted Cash of $229.1 million. On March 15, 2023, PCT entered into a $150.0 million revolving credit facility with Sylebra Capital (the "Revolving Credit Facility"). Borrowings under the Revolving Credit Agreement may be used for working capital, capital expenditures and other general corporate purposes. There are currently no borrowings under the Revolving Credit Facility.

PCT sold an immaterial amount of UPR resin in 2023. Due to intermittent mechanical challenges during the commissioning process of the Ironton Facility, the Ironton Facility has not yet reached the point of producing significant continuous operational volumes. While these mechanical issues are not uncommon for a first-of-its kind manufacturing facility, the downtime needed to correct these issues is a significant contributing factor to the delay of the Ironton Facility reaching the point of producing significant continuous operational volumes. We expect the Ironton Facility to be fully operational later in 2024.

In 2023, PCT negotiated the Second Limited Waiver (as defined below) with the Revenue Bondholders to remedy the September Milestone Event of Default (as defined below) related to the Ironton Facility's failure to meet the September Milestone – see Note 3 ("Notes Payable and Debt Instruments") to the Notes to the Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 10-K for additional information. Pursuant to the Second Limited Waiver, the September Milestone Event of Default was waived, various Milestones were amended and extended and certain additional requirements were imposed upon PCT and its subsidiaries. PCO was unable to produce 4.45 million pounds of pellets from its feedstock for thirty consecutive days by December 31, 2023, and certain required performance testing of the Ironton Facility was not complete by February 28, 2024, each as required by the Second Limited Waiver, and therefore PCO entered a 90-day cure period after which point an Event of Default will be deemed to have occurred. Further, PCO expected to fail to meet certain annually calculated financial ratios as required. As described in further detail below, on March 5, 2024, a subsidiary of the Company Purchased the majority of the outstanding Revenue Bonds and, in connection with such Purchase substantially all covenants and Events of Default contained in the Indenture, including the potential Events of Defaults related to certain annually calculated financial ratios and missed milestones referenced herein, the Loan Agreement and certain of such other Financing Documents were eliminated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Indebtedness - Revenue Bonds" for more information.

As of December 31, 2023, PCT anticipates that up to $12.5 million will be needed to complete the investment in the Ironton Facility, which relates to a performance guarantee payment due after successful completion of a performance testing milestone. PCT also has other capital commitments of approximately $53.8 million related to long-lead equipment and pre-construction work for the Augusta Facility and $7.8 million for equipment and leases related to future Feed PreP and purification facilities, both in the U.S. and internationally. Moreover, there are interest payments of at least $38.0 million, as well as other ongoing monthly costs associated with managing the Company.

Pursuant to the requirements of the Financial Accounting Standards Board's Accounting Standards Codification ("ASC") Topic 205-40, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year from the date the consolidated financial statements included in this Annual Report on Form 10-K are issued. This evaluation does not take into consideration the potential mitigating effect of management's plans that have not been fully implemented or are not within control of the Company as of the date the financial statements are issued. When substantial doubt exists under this methodology, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company's ability to continue as a going concern. The mitigating effect of management's plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

PCT believes that its current level of Unrestricted Available Liquidity is not sufficient to fund operations, outstanding commitments, and further its future growth plans. The conditions described above raise substantial doubt regarding PCT's ability to continue as a going concern for a period of at least one year from the date of issuance of the consolidated financial statements included in this Annual Report on Form 10-K.

In an effort to alleviate these conditions, PCT entered into two agreements. On March 5, 2024, a subsidiary of the Company Purchased 99% of the outstanding Revenue Bonds pursuant to the Purchase Agreement (as defined below). In connection with the Purchase, the Indenture was amended and supplemented and substantially all covenants and Events of Default contained in the Indenture, the Loan Agreement and certain of such other Financing Documents were eliminated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Indebtedness – Revenue Bonds" for more information. The Purchase reduced unrestricted liquidity by $74.5 million and restricted liquidity by $184.6 million. Also, on March 1, 2024, PCT increased the Revolving Credit Facility from $150.0 million to $200.0 million, extended the maturity date to September 30, 2025, and obtained a carveout to permit the Company to purchase the Revenue Bonds, pursuant to an amendment to the Credit Agreement with the Company (the "Borrower"), PureCycle Technologies Holdings Corp. and PureCycle Technologies, LLC (the "Guarantors"), Sylebra Capital Partners Master Fund, LTD, Sylebra Capital Parc Master Fund, and Sylebra Capital Menlo Master Fund (collectively, the "Lenders"), and Madison Pacific Trust Limited (the "Administrative Agent" and "Security Agent"). Borrowings under the Revolving Credit Agreement may be used for working capital, capital expenditures and other general corporate purposes – see Note 3 ("Notes Payable and Debt Instruments") to the Notes to the Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 10-K for additional information. Further, PCT intends to and has the ability to re-market some or all of the Purchased Revenue Bonds based on the need for additional liquidity. The re-marketing process may require the addition of certain covenants to enhance the marketability of the Purchased Revenue Bonds. The ability to re-market the Purchased Revenue Bonds with any such additional new covenants would require a further amendment to, or waiver of, provisions included within the Revolving Credit Facility and Term Loan Credit Agreement. After considering management's plans to mitigate these conditions, including adjustment of expenditure timing and execution of the amendment to the Sylebra Revolving Credit Facility, PCT believes this substantial doubt has been alleviated and it has sufficient liquidity to continue as a going concern for the next twelve months.

PCT's future capital requirements will depend on many factors, including the funding mechanism and construction schedule of the Augusta Facility and other anticipated facilities outside the United States, build-out of multiple Feed PreP facilities, funding needs to support other business opportunities, funding for general corporate purposes, and other challenges or unforeseen circumstances. As a low-revenue operating company, PCT continually reviews its cash outlays, pace of hiring, professional services and other spend, and capital commitments to proactively manage those needs in tandem with our Available Unrestricted Liquidity balance. For future growth and investment, PCT expects to seek additional debt or equity financing from outside sources, which it may not be able to raise on terms favorable to PCT, or at all. If PCT is unable to raise additional debt or sell additional equity when desired, or if PCT is unable to manage its cash outflows, PCT's business, financial condition, and results of operations would be adversely affected. In addition, any financing arrangement may have potentially adverse effects on PCT and/or its stockholders. Debt financing (if available and undertaken) will increase expenses, must be repaid regardless of operating results and may involve restrictions limiting PCT's operating flexibility. If PCT consummates an equity financing to raise additional funds, the percentage ownership of its existing stockholders will be reduced, and the new equity securities may have rights, preferences or privileges senior to those of the current holders of PCT's common stock.

PCT has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. PCT does not have any off-balance sheet arrangements or interests in variable interest entities that would require consolidation. Note that while certain legally binding offtake arrangements have been entered into with customers, these arrangements are not unconditional and definite agreements subject only to customer closing conditions, and do not qualify as off-balance sheet arrangements required for disclosure.

Cash Flows

A summary of our cash flows for the periods indicated is as follows:

(in thousands, except %)	2023	2022	$ Change	% Change	2021	$ Change	% Change
				Years ended December 31,			
Net cash used in operating activities	$ (94,906)	$ (65,478)	$ (29,428)	45 %	$ (54,507)	$ 10,971	(20)%
Net cash used in investing activities	(102,103)	(218,387)	116,284	(53)%	(305,575)	(87,188)	29 %
Net cash provided by financing activities	272,000	247,530	24,470	10 %	293,366	45,836	16 %
Cash and cash equivalents, beginning of period	227,523	263,858	(36,335)	(14)%	330,574	66,716	20 %
Cash and cash equivalents, end of period	$ 302,514	$ 227,523	$ 74,991	33 %	$ 263,858	$ 36,335	14 %

Comparison of the years ended December 31, 2023 and 2022

Cash Flows from Operating Activities

The $29.4 million increase in net cash used in operating activities for the year ending December 31, 2023 compared to the same period in 2022 was primarily attributable to higher cash payments for production inventory of approximately $5.0 million, higher cash paid related to employee costs of approximately $4.5 million, increase in interest payments classified as operating cash flows of $9.1 million due to ceasing of interest capitalization on the Revenue Bonds in June 2023, $5.9 million in additional interest and security deposit payments related to an equipment financing liability, higher lease payments for operating facilities and equipment rentals of approximately $3.2 million, and an increase in cash payments related to operating expenses of $7.1 million primarily driven by an increase in operational site costs at the Ironton Facility, and $0.5 million other net operating cash outflows, partially offset by higher interest income of $5.9 million driven primarily by interest earned on the Company's investment portfolio.

Cash Flows from Investing Activities

The $116.3 million decrease in net cash used in investing activities for the year ending December 31, 2023 compared to the same period in 2022 was attributable to $134.8 million lower investment purchases and $133.3 million lower capital expenditure payments, offset by $151.8 million of lower maturities and sales of investments.

Cash Flows from Financing Activities

The $24.5 million increase in net cash provided by financing activities for the year ending December 31, 2023 related to the same period in 2022 was primarily attributable to $285.1 million debt financing raised in 2023 compared to $250.0 million raised in 2022 related to proceeds from the 2022 PIPE Offering, lower share repurchase activity related to withholding on equity vesting of $0.3 million in 2023 compared to 2022, offset by $11.1 million in debt issuance costs and LOC fees related to new financing arrangements incurred in 2023 compared to equity issuance costs in 2022 of $0.8 million, as well as $0.6 million higher repayments on equipment financing in 2023 compared to 2022.

Indebtedness

Revenue Bonds

On October 7, 2020, the Southern Ohio Port Authority ("SOPA") issued certain revenue bonds ("Revenue Bonds") pursuant to an Indenture of Trust dated as of October 1, 2020 (as amended, restated, supplemented or otherwise modified from time to time, the "Indenture"), between SOPA and UMB Bank, N.A., as Trustee ("Trustee"), and loaned the proceeds from their sale to PureCycle: Ohio LLC ("PCO"), an Ohio limited liability company and indirect wholly-owned subsidiary of PCT, pursuant to a Loan Agreement dated as of October 1, 2020, between SOPA and PCO (as amended, restated, supplemented or otherwise modified from time to time, the "Loan Agreement"), to be used to (i) acquire, construct and equip the Ironton Facility (referred to within the Loan Agreement as the "Ohio Phase II Facility" and, together with the FEU (referred to within the Loan Agreement as the "Phase I Facility"), the "Project"); (ii) fund a debt service reserve fund for the Series 2020A Bonds; (iii) finance capitalized interest; and (iv) pay the costs of issuing the Revenue Bonds. The Revenue Bonds were offered in three series, including (i) Exempt Facility Revenue Bonds (PureCycle Project), Tax-Exempt Series 2020A ("Series 2020A Bonds"); (ii) Subordinate Exempt Facility Revenue Bonds (PureCycle Project), Tax-Exempt Series 2020B ("Series 2020B Bonds"); and (iii) Subordinated Exempt Facility Revenue Bonds (PureCycle Project), Taxable Series 2020C ("Series 2020C Bonds").

On March 15, 2023, SOPA, the Trustee, PCT, PCTO Holdco LLC (the pledgor under an Equity Pledge and Security Agreement (as defined in the Indenture), pursuant to which the pledgor pledged certain interests to secure obligations of PCO under various Financing Documents relating to the Revenue Bonds and PCO (collectively, the "Company Parties") entered into a Limited Waiver and First Supplemental Indenture (the "Limited Waiver"), supplementing the Indenture and amending the Loan Agreement and the amended and restated Guaranty (as defined in the Indenture), and pursuant to which the Holders (as defined in the Indenture) of a majority in aggregate principal amount of the Series 2020A Bonds outstanding (the "Majority Holders") consented to the Limited Waiver, based on stated conditions, of a Specified Event of Default (as defined below) under the Indenture and the Loan Agreement.

Under the terms of the Loan Agreement, PCO was required to cause the Ironton Facility to be completed by December 1, 2022. The Ironton Facility was not completed by that date due to a variety of challenges resulting from, among other things, the COVID-19 outbreak, the ongoing military conflict between Russia and Ukraine, and certain U.S. weather-related events (the "First Specified Event of Default").

Subject to the following conditions, the First Specified Event of Default is waived in exchange for PCO's agreement to meet certain milestones toward completing the Ironton Facility, to deposit additional equity aggregating approximately $87.3 million with the Trustee for various purposes and to make certain other representations and warranties; provided, however, that any failure to comply with the terms of the Limited Waiver shall be an immediate Event of Default under the Indenture and Loan Agreement, which will be deemed to have occurred on January 2, 2023 with respect to any requirements to pay accrued and unpaid interest at the Default Rate.

PCO has agreed to, among other things, achieve the following milestones (together, the "Milestones"): (i) closure by it or its direct or indirect parent entity of a financing transaction by March 31, 2023 that provides at least $150 million of working capital which may be used to support the Ironton Facility (which is satisfied by the closing of the Revolving Credit Facility); (ii) mechanical completion of the Ironton Facility by June 30, 2023; (iii) meet certain targeted production and performance targets during 2023; (iv) completion of the Ironton Facility by December 31, 2023; and (v) meet certain Ironton Facility pellet production targets by January 31, 2024 up to the Ironton Facility's nameplate production capacity of 107 million pounds per year.

The additional approximate $87.3 million of equity to be deposited with the Trustee is comprised of: (i) a deposit, by March 31, 2023, of $50 million in an account controlled by the Trustee; (ii) a deposit of approximately $25 million in the Equity Account of the Project Fund (as such terms are used in the

Indenture) to fund remaining construction costs; (iii) an aggregate deposit of approximately $12.3 million into the Capitalized Interest Accounts (as defined in the Indenture) for the Bonds to pay capitalized interest on the Revenue Bonds through June 30, 2024. The Limited Waiver also requires that the Liquidity Reserve of approximately $50 million remain in the Liquidity Reserve Escrow Fund (as such term is used in the Indenture) for a period beyond the completion date of the Ironton Facility until certain production requirements have been met, and only thereafter may the balance in that fund be reduced based on certain conditions to $25 million, which must remain therein as long as Series 2020A Bonds remain outstanding. The Trustee also released $13.2 million from the Trustee account for the Revenue Bonds for use as part of the remaining investment in 2023 to complete the Ironton Facility in accordance with the Limited Waiver.

As of September 30, 2023, the Ironton Facility failed to meet one such Milestone related to certain targeted production and performance targets, specifically, it failed to produce 4.45 million pounds of pellets from its feedstock in a single month by that date ("September Milestone"). This created an Event of Default under the Limited Waiver (the "September Milestone Event of Default").

As a result of the September Milestone Event of Default, on November 8, 2023, the Limited Waiver parties entered into a Limited Waiver and Second Supplemental Indenture (the "Second Limited Waiver") pursuant to which the September Milestone Event of Default was waived, various Milestones were amended and extended and certain additional requirements were imposed upon PCT and its subsidiaries. The principal terms of the Second Limited Waiver, include, but are not limited to, the following:

i. PCO will deposit an additional $50,000,000 (the "Trustee Account Deposit") in the Trustee Account (as defined in the Limited Waiver), such that at least $100,000,000 (the "Aggregate Trustee Deposit") shall be on deposit in the Trustee Account so long as any Revenue Bonds remain outstanding; provided, that if no Event of Default shall have occurred and be continuing, $50,000,000 of funds in the Trustee Account shall be released back to PCO upon satisfaction of the conditions set forth in Section 4.11(a) of the amended and restated Guaranty.

ii. subject to there being no default or event of default and compliance with the other terms of the Second Limited Waiver, once per quarter, PCO (and the Guarantor, if applicable) may request the release to PCO (or the Guarantor, as applicable) of any investment income or earnings with respect to amounts in the Trustee Account and the Liquidity Reserve Escrow Fund that have been invested pursuant to the terms of the Indenture or the Liquidity Reserve Escrow Agreement (as applicable).

iii. PCO shall have produced 4.45 million pounds of pellets from its feedstock for thirty consecutive days by December 31, 2023, which shall be evidenced by a certificate signed by an Authorized Representative of PCO and by the Construction Monitor certifying thereto and delivered to the Trustee;

iv. performance testing of the Ironton Facility shall be complete by no later than February 28, 2024, which shall be evidenced by a certificate signed by an Authorized Representative of PCO and by the Construction Monitor certifying thereto and delivered to the Trustee;

v. completion of the Project, including the acquisition, construction and equipping of the Ironton Facility, shall occur by no later than March 31, 2024, which shall be evidenced by a Certificate of Completion delivered to the Trustee;

vi. PCO shall have produced 8.90 million pounds of pellets from its feedstock for thirty consecutive days by April 30, 2024, which shall be evidenced by a certificate signed by an Authorized Representative of PCO and by the Construction Monitor certifying thereto and delivered to the Trustee; and PCO shall have fully-ramped production at the Ironton Facility to nameplate capacity of 107 million pounds per year produced from its feedstock by no later than April 30, 2024, which shall be evidenced by a certificate signed by an Authorized Representative of PCO and by the Construction Monitor certifying thereto and delivered to the Trustee; and

vii. the milestones referenced in (iii) – (vi) above (each, a "Revised Milestone"), shall replace the corresponding Milestones in the Limited Waiver. If PCO fails to meet any of the Revised Milestones, no Event of Default shall have occurred until PCO has failed to meet such Revised Milestone on the date that is ninety days after such Revised Milestone date; provided, however, that during such ninety-day period, PCO will pay interest from the date of the Revised Milestone requirement until the date that the Revised Milestone is satisfied at the Default Rate, and notwithstanding anything to the contrary in the Indenture, the Loan Agreement, the First Limited Waiver or the other Financing Documents or Bond documents (each as defined in the Indenture), PCO shall not have any access to any funds in the Trust Estate or otherwise held with the Trustee or a third-party (including, without limitation, funds in the Operating Revenue Escrow Fund and the Liquidity Reserve Escrow Fund (terms used as defined in the Indenture) pursuant to the Financing Documents until the date that such Milestone is satisfied.

On February 10, 2024, PCO announced that it had agreed in principle with the Majority Holders that PCO or an affiliate of PCO would purchase ("Purchase") from Holders for cash, upon the terms and subject to the conditions to be set forth in a definitive purchase agreement, by and among PCO and any Holder of Bonds that elects to be a party to the purchase agreement (each, a "Seller" and collectively, "Sellers"), any and all Bonds held by Sellers at a purchase price equal to $1,050 per $1,000 principal amount of the Bonds purchased, which amount is calculated in part to compensate the Sellers for default interest accruing from January 2, 2023 through December 31, 2023, as well as other accrued and unpaid interest from the last interest payment to, but not including, the Closing Date of the Purchase (as defined below) as consideration for consent to the Third Supplemental Indenture, by and among SOPA, PCO, the Guarantor, PCTO Holdco LLC and the Trustee (the "Third Supplemental Indenture"), which sets forth certain proposed amendments to the Bond Documents ("Proposed Amendments") that will eliminate a substantial portion of the covenants, Events of Default, and other material terms and protections for the benefit of the Holders contained in the Indenture, the Loan Agreement, the Guaranty and other transaction documents that are permitted by the terms of the Indenture and/or the Loan Agreement to be eliminated with the consent of Majority Holders. The Purchase will occur only if Sellers include at least the Majority Holders and if Sellers consent to the Proposed Amendments. The Purchase Price shall not include any default or penalty interest accruing from January 1, 2024, that may otherwise be owed to Sellers, and each Seller will waive its respective right to such default or penalty interest as additional compensation for the Purchase.

As of March 5, 2024, (the "Closing Date") PCO and the Majority Holders closed on the Purchase Agreement and Consent ("Purchase Agreement") comprising the definitive purchase agreement and, as additional consideration, the consent to the Third Supplemental Indenture, including the Proposed Amendments described therein. PureCycle Technologies LLC, an affiliate of PCO and the Guarantor under the Guaranty, will be the purchaser ("Purchaser") of Bonds under the Purchase Agreement. The Purchase Agreement was executed by each Holder that elects to sell its Bonds to the Purchaser and by PCO and the Purchase was effective on the Closing Date.

The Third Supplemental Indenture amended and supplemented the Indenture and certain of the other Financing Documents by, among other things and without limitation, eliminating substantially all covenants and Events of Default contained in the Indenture, the Loan Agreement and certain of such other financing documents including, but not limited, to the following changes:

- elimination of the Milestones and Revised Milestones;

- amendments extending the Outside Completion Date to December 31, 2030;

- amendments to the definition of each of "Outstanding," "Bonds Outstanding," and "Outstanding Bonds" in the Indenture such that any Bonds owned by or on behalf of PureCycle or an affiliate of

43

PureCycle or the Issuer or an affiliate of the Issuer will have the same approval voting or consent rights as other Holders;

- elimination of the requirement to produce sufficient annual gross revenues in order to provide a Senior Debt Service Coverage Ratio ("DSCR") equal to at least 150% for each fiscal year, and a ratio of at least 110% of net income available for debt service;

- elimination of certain financial prerequisites that placed limitations on the issuance of additional senior parity indebtedness, subordinate indebtedness and non-parity indebtedness;

- elimination of the DSCR requirement for certain equipment liens;

- elimination of delivery of interim financial statements on a quarterly basis for PCO and the Guarantor;

- elimination of requirement for an unqualified opinion of the independent certified public accountant for year-end financials for PCO;

- elimination of quarterly operating statements and monthly reconciliation statements;

- elimination of the Operating Revenue Escrow Fund;

- elimination of the restrictions on distributions by PCO on any of its membership interests, including management fees;

- elimination of the requirement to disclose transactions with affiliates to the Trustee and bondholders and to seek approval of Majority Holders for affiliate transactions.

- elimination of the requirement that offtake contracts provide revenues to PCO sufficient to meet a Senior Parity Coverage Requirement ratio ("SPCR") of 125% for any fiscal year, commencing December 31, 2023;

- elimination of the requirement that feedstock supply contracts provide feedstock to PCO sufficient to permit PCO to meet a Senior Parity Coverage Requirement ratio ("SPCR") of 125% for any fiscal year, commencing December 31, 2023;

- elimination of the requirement that the Guarantor replenish the Contingency Account from the Liquidity Reserve Escrow Fund and replenish the Liquidity Reserve Escrow Fund;

- amendments providing that the occurrence of an Event of Default (other than an Event of Default under the Loan Agreement, the Mortgage or the Tax Compliance Agreement, each as defined in the Indenture) will not be an Event of Default under the Indenture; and

- provide for a potentially earlier termination of the Guaranty and release of funds remaining in the Liquidity Reserve Escrow Fund after the Purchase;

- provide for the release of funds (solely to the extent such release may be effectuated with the consent of the Majority Holders) on deposit in accounts in the Trust Estate (as defined in the Indenture) in an amount proportionate to the percentage of aggregate principal amount of Bonds that are submitted for Purchase (with such released funds being used by the Purchaser, together with other available funds of the Purchaser, to effectuate the Purchase); and

- amendments to various escrow accounts and other funds managed by the Trustee and US Bank to permit the release of funds from such accounts in an amount proportionate to the percentage of aggregate principal amount of Bonds purchased by PCO or an affiliate of PCO from time to time.

The Purchase closed on March 5, 2024, and was funded with funds released from the Trust Estate, the Liquidity Reserve Escrow Fund, and available cash from PCO or an affiliate thereof.

Sylebra Credit Facility

On March 15, 2023, PCT entered into a $150 million revolving credit facility (the "Revolving Credit Facility") pursuant to a Credit Agreement (the "Revolving Credit Agreement") dated as of March 15, 2023, with PureCycle Technologies Holdings Corp. and PureCycle Technologies, LLC (the "Guarantors"), Sylebra Capital Partners Master Fund, LTD, Sylebra Capital Parc Master Fund, and Sylebra Capital Menlo Master Fund (collectively, the "Lenders"), and Madison Pacific Trust Limited (the "Administrative Agent" and "Security Agent"), which had an original maturity on June 30, 2024 and was subsequently extended. The Lenders and their affiliates are greater than 5% beneficial owners of PCT.

Borrowings under the Revolving Credit Agreement may be used for working capital, capital expenditures and other general corporate purposes and satisfies the financing obligation imposed upon PCT by the First Limited Waiver.

Amounts outstanding under the Revolving Credit Agreement bear interest at a variable annual rate equal to Term SOFR (as defined in the Revolving Credit Agreement) in effect for such period plus an applicable margin. The applicable margin is equal to (i) 5.00% from the Closing Date through June 30, 2023, (ii) 10.00% from July 1, 2023 through September 30, 2023, (iii) 12.50% from October 1, 2023 through December 31, 2023, (iv) 15.00% from January 1, 2024 through March 31, 2024, and (v) 17.50% thereafter. PCT is also required to pay (i) an up-front fee equal to 0.75% times $150 million—the total aggregate commitment for the Revolving Credit Facility—to the Lenders, payable at closing and (ii) a commitment fee equal to 0.25% per annum based on the actual daily unused amount of the Revolving Credit Facility, payable quarterly. Subject to timely prior written notice and payment of breakage fees, if any, PCT may at any time and from time to time (i) terminate all or any portion of the commitments under the Revolving Credit Agreement and/or (ii) prepay all or any portion of any outstanding borrowings.

The Revolving Credit Agreement contains representations, covenants and events of default that are customary for financing transactions of this nature. Events of default in the Revolving Credit Agreement include, among others: (a) non-payment of principal, interest, fees or other amounts; (b) default of specific covenants; (c) breach of representations and warranties; (d) cross-defaults to other indebtedness in an amount greater than $1 million, subject to certain exceptions; (e) bankruptcy and Insolvency proceedings; (f) inability to pay debts or attachment; (g) judgments; and (h) change of control. Upon the occurrence of an event of default, the Administrative Agent shall, at the request of, or may, with the consent of, the Required Lenders (as defined in the Revolving Credit Agreement) terminate the loan commitments, accelerate all loans and exercise on behalf of itself and the Lenders all rights and remedies available to it and the Lenders under the Revolving Credit Agreement and the other loan documents.

Amounts outstanding under the Revolving Credit Agreement are guaranteed by the Guarantors, and are secured by a security interest in substantially all of the assets of PCT. Any majority-owned direct or indirect subsidiaries of PCT formed after the closing date of the Revolving Credit Facility will also be required to guaranty the obligations under the Revolving Credit Agreement and grant security interests in substantially all of their respective assets.

On May 8, 2023, PCT entered into the First Amendment to Credit Agreement, by and among PCT, as borrower, PureCycle Technologies, LLC and PureCycle Technologies Holdings Corp., as Guarantors, the lenders party thereto, and Madison Pacific Trust Limited, as administrative agent and as security agent (the "Sylebra Amendment") in connection with PCT's $150 million Revolving Credit Facility governed by the Revolving Credit Agreement. The Sylebra Amendment, among other things: (i) permits PCT's entry into the Term Loan Facility, (ii) provides for a new basket under the Revolving Credit Agreement's indebtedness negative covenant allowing for offerings of unsecured convertible promissory notes of up to $200,000,000, (iii) provides for new baskets under the Revolving Credit Agreement's indebtedness and lien negative covenants of up to $90,000,000 in additional equipment financings and (iv) exempts the proceeds of any such convertible notes offerings from the requirement for mandatory prepayments under the Revolving Credit Agreement.

On August 4, 2023, the Company entered into the Second Amendment to Credit Agreement, by and among the Company, as borrower, PureCycle Technologies, LLC and PureCycle Technologies Holdings Corp., as Guarantors, the lenders party thereto, and Madison Pacific Trust Limited, as administrative agent and as security agent (the "Second Amendment"), in connection with the Company's $150 million Revolving Credit Facility governed by the Revolving Credit Agreement, to extend the maturity date of the Revolving Credit Facility to March 31, 2025.

On August 21, 2023, the Company further amended the Revolving Credit Agreement to (i) increase the amount available to the Company under the indebtedness covenant basket for offerings of unsecured convertible notes from $200,000,000 to $250,000,000 and (ii) make certain changes to the restricted payments covenant and the events of default section in order to permit the Notes (as described below).

There were no funds drawn on the Revolving Credit Facility as of December 31, 2023. The up-front commitment fee and other related fees of $2.1 million are being amortized over the term of the contract. During 2023 there were $1.2 million and $0.9 million recorded in prepaid expenses and other current assets during March and September 2023, respectively.

On March 1, 2024, PCT increased the Revolving Credit Facility from $150.0 million to $200.0 million, extended the maturity date to September 30, 2025, and obtained a carveout to permit the Company to purchase the Revenue Bonds, pursuant to an amendment to the Credit Agreement with the Company (the "Borrower"), PureCycle Technologies Holdings Corp. and PureCycle Technologies, LLC (the "Guarantors"), Sylebra Capital Partners Master Fund, LTD, Sylebra Capital Parc Master Fund, and Sylebra Capital Menlo Master Fund (collectively, the "Lenders"), and Madison Pacific Trust Limited (the "Administrative Agent" and "Security Agent"). Borrowings under the Revolving Credit Agreement may be used for working capital, capital expenditures and other general corporate purposes – see Note 3 ("Notes Payable and Debt Instruments") to the Notes to the Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 10-K for additional information.

Equipment Financing

CSC Leasing Co.

On May 8, 2023, the Company, through PureCycle PreP LLC, an indirect wholly-owned subsidiary of the Company, entered into a Master Lease Agreement (the "Master Lease Agreement") with CSC Leasing Co. ("CSC"). Pursuant to the Master Lease Agreement, the Company and CSC agreed to enter into schedules that establish the specific terms and conditions of leasing certain equipment, machines, devices, features and any other items listed in each equipment lease schedule. The Master Lease Agreement commenced on the date set forth above and continues in effect until the later time that it is terminated, either by CSC at the end of any lease term, or by the Company upon three months written notice prior to the expiration of a lease term.

Also on May 8, 2023, the Company, also through PureCycle PreP LLC, an indirect wholly-owned subsidiary of the Company, entered into an Equipment Procurement Agreement (the "Equipment Agreement") with CSC. Under the terms of the Equipment Agreement, CSC has agreed to finance, acquire and/or purchase certain equipment (the "Equipment") from third-party vendors and/or manufacturers (each, a "Vendor"), so that CSC may lease the Equipment to the Company pursuant to the terms and conditions of the Master Lease Agreement. Prior to entering into formal lease schedules under the Master Lease Agreement, the Company will lease from CSC certain Equipment pursuant to the terms of the Equipment Agreement.

In connection with the above, CSC has funded $19.8 million for purposes of procuring equipment from a Vendor, which had previously been ordered by the Company prior to entering into these agreements with

CSC. CSC will lease this equipment back to the Company under a 36 month lease, which will commence when 1) the Company accepts delivery of the equipment at its operating location and 2) all final bills from Vendor are paid. The Company has determined that it did not relinquish control of the assets to the buyer-lessor under these arrangements. Therefore, the Company has accounted for this transaction as a failed sale-leaseback transaction whereby it has continued recording these assets in the consolidated balance sheet and also recorded a financing obligation for the consideration paid by the buyer-lessor. The Company currently expects the lease term to commence in 2024, and the repayment schedule below assumes payments under the 36 month term commence on December 1, 2024.

The Company is also required to make monthly payments under the agreements during the period between funding of the construction obligation and delivery of the equipment, which began in June 2023 and are equal to a monthly lease rate factor of approximately 3.1% of the outstanding amount funded by CSC (the "Lease Rate Factor"). The Company has determined that these payments represent a cost of borrowing under the financing arrangement and has recorded the payments as interest expense in the consolidated statements of comprehensive income (loss). The Company incurred $4.6 million of interest expense related to these obligations for the year ended December 31, 2023. The Lease Rate Factor is indexed to the WSJ Prime Rate as published by the Wall Street Journal and may be increased for every five basis point change in the index prior to final commencement of the 36 month lease term. Upon commencement of the 36 month lease term, the payments will be characterized as repayment of debt, and the expected coupon rate for the 36 month term is 7.25%.

The Master Lease Agreement contains representations, covenants and events of default that are customary for financing transactions of this nature. Events of default in the Master Lease Agreement include, among others: (a) non-payment of principal, interest, fees or other amounts; (b) default of specific covenants; (c) breach of representations and warranties; (d) discontinuation of authorized electronic payments without CSC's consent; (e) failure to furnish proof of insurance; (f) bankruptcy and insolvency proceedings; and (g) any unauthorized conveyance or transfer of the Equipment to a third party. Upon the occurrence of an event of default, CSC may accelerate all unpaid rents and exercise all rights and remedies available to it under the Master Lease Agreement and Equipment Agreement. Amounts due under the lease are guaranteed by PCT.

Other Equipment Financing

PCT has executed other equipment sale leasebacks which qualify as financing arrangements, with a total of $1.8 million outstanding as of December 31, 2023.

The Pure Plastic Term Loan Facility

On May 8, 2023, the Company entered into a $ 40.0 million Term Loan Facility pursuant to the Term Loan Credit Agreement dated as of May 8, 2023, among the Guarantors and Pure Plastic LLC (as Lender, Administrative Agent, and Security Agent), which matures on December 31, 2025. The Term Loan Credit Agreement was amended on August 21, 2023. Affiliates of the Lender are greater than 5% beneficial owners of the Company. Balances related to the Term Loan Credit Agreement are recorded within related party note payable in the consolidated balance sheets and, in certain instances, the Term Loan Credit Agreement is referred to as the "Related party note payable."

Borrowings under the Term Loan Credit Agreement may be used to repay indebtedness for borrowed money of PCT, to pay fees and expenses associated with the Term Loan Credit Agreement and the other loan documents and for general corporate purposes not in contravention of any law or of any loan document.

The Term Loan Facility is structured as a single-draw, delayed draw term loan. The Lender funded the term loan on May 17, 2023 (the "Funding Date"). Amounts outstanding under the Term Loan Credit Agreement will bear interest at a variable annual rate equal to Term SOFR (as defined in the Term Loan Credit Agreement) in effect for such period plus an applicable margin. The applicable margin is equal to

7.5% and the interest rate for the outstanding term loan was 12.9% as of December 31, 2023. The Company is also required to pay, on the Funding Date, (i) a closing fee to the Lenders, equal to 2.00% times the aggregate principal amount of the term loans funded by the Lenders on the Funding Date, (ii) a commitment fee to the Lenders equal to 1.00% times the aggregate principal amount of each Lender's commitments on the Funding Date, (iii) a syndication fee to the Administrative Agent equal to 0.50% times the aggregate commitments of the Lenders on the Funding Date and (iv) a monitoring fee equal to $200,000 to the Administrative Agent for the account of the Administrative Agent and the Security Agent on the Funding Date and each anniversary of the Funding Date until maturity of the term loan. Additionally, the term loan will be issued with a 5.00% original issue discount. Subject to timely prior written notice, payment of breakage fees, if any, and payment of a prepayment premium equal to (i) 12% if such prepayment occurs during the first year following the closing date or (ii) 8% thereafter, the Company may at any time and from time to time voluntarily prepay all or any portion of any outstanding borrowings. The Company incurred $3.4 million of interest cost during the year ended December 31, 2023. The interest due to date of $3.1 million was paid entirely in kind, which increased the principal amount of the Term Loan Facility by this amount (the "PIK Interest"). The Company has the contractual right to pay all interest payments in kind and may make this election for all interest payments for the duration of the Term Loan Facility. The repayment schedule presented in "Note 3 - Notes Payable and Debt Instruments" does not contemplate future PIK Interest.

The Term Loan Credit Agreement contains representations, covenants and events of default that are customary for financing transactions of this nature. Events of default in the Term Loan Credit Agreement include, among others: (a) non-payment of principal, interest, fees or other amounts; (b) default of specific covenants; (c) breach of representations and warranties; (d) cross-defaults to other indebtedness in an amount greater than $1 million, subject to certain exceptions; (e) bankruptcy and insolvency proceedings; (f) inability to pay debts or attachment; (g) judgments; and (h) change of control. Upon the occurrence of an event of default, the Administrative Agent shall, at the request of, or may, with the consent of, the Required Lenders (as defined in the Term Loan Credit Agreement) accelerate all loans and exercise on behalf of itself and the Lenders all rights and remedies available to it and the Lenders under the Term Loan Credit Agreement and the other loan documents.

Amounts outstanding under the Term Loan Credit Agreement are guaranteed by the Guarantors, and are secured by a security interest in substantially all of the assets of the Company. Subject to certain limited exceptions, any majority-owned direct or indirect subsidiaries of the Company formed after the closing date of the Term Loan Facility will also be required to guaranty the obligations under the Term Loan Credit Agreement and grant security interests in substantially all of their respective assets.

On August 21, 2023, the Company amended the Term Loan Credit Agreement to (i) increase the amount available to the Company under the indebtedness covenant basket for offerings of unsecured convertible notes from $200,000,000 to $250,000,000 and (ii) make certain changes to the restricted payments definition and the restricted payments covenant in order to permit the Notes.

On March 1, 2024, PCT amended the Term Loan Credit Agreement to (i) increase the amount available to the Company under the permitted indebtedness covenant basket for the Revolving Credit Facility from $150,000,000 to $200,000,000 and (ii) obtain a carve out to permit the Company to purchase the Revenue Bonds.

Green Convertible Notes

On August 24, 2023, the Company completed the private offering of $250.0 million total aggregate principal amount of 7.25% Green Convertible Senior Notes due 2030 (the "Notes"). Each $1,000 principal amount at maturity of the Notes was issued at a price of $900. An amount equal to the difference between the issue price and the principal amount at maturity will accrete from the original issue date through August 15, 2027. The Notes are senior unsecured obligations of the Company. Entities affiliated with Sylebra Capital Management purchased $50.0 million aggregate principal amount at maturity of Notes.

The net proceeds from this offering, excluding any offering expenses, were approximately $218.5 million, after deducting the initial purchaser's discounts and fees paid to our financial advisor. The Company intends to allocate an amount equal to the net proceeds from this offering to the financing and refinancing of recently completed and future Eligible Green Projects (as defined below) in the United States. In particular, the Company intends to allocate the net proceeds from this offering to make payments on certain long-lead items and fund initial outside battery limits engineering design work, both associated with a multi-line purification facility to be built in Augusta, Georgia. Pending such allocation, the Company intends to use the remaining net proceeds for general corporate purposes. As of December 31, 2023, the Company has allocated $209.0 million of the proceeds to Eligible Green Projects, which includes historical spend through December 31, 2023, related to Augusta purification lines 1 and 2, as well as the PreP facilities in process that will provide feedstock for the Augusta Facility. Funds remaining to allocate, as of December 31, 2023, are $9.5 million.

"Eligible Green Projects" means: (i) investments in acquisitions of buildings; (ii) building developments or redevelopments; (iii) renovations in existing buildings; and (iv) tenant improvement projects, in each case, that have received, or are expected to receive, in the three years prior to the issuance of the Notes or during the term of the Notes, a Leadership in Energy and Environmental Design (LEED) Silver, Gold or Platinum certification (or environmentally equivalent successor standards).

In connection with the issuance of the Notes, the Company entered into an Indenture, dated August 24, 2023 (the "Indenture"), with U.S. Bank Trust Company, National Association, as trustee. The Indenture includes customary covenants and sets forth certain events of default after which the Notes may be declared immediately due and payable and sets forth certain types of bankruptcy or insolvency events of default involving the Company after which the Notes become automatically due and payable. The events of default, as set forth in the Indenture and subject in certain cases to customary grace and cure periods, include customary events including a default in the payment of principal or interest, failure to comply with the obligation to deliver amounts due upon conversion, failure to give certain notices, failure to comply with the obligations in respect of certain merger transactions, defaults under certain other indebtedness and certain events of bankruptcy and insolvency.

The Notes will mature on August 15, 2030, unless earlier repurchased, redeemed or converted. The Notes will bear interest at a rate of 7.25% per annum on the principal amount at maturity from August 24, 2023, payable semi-annually in arrears on February 15 and August 15 of each year, beginning on February 15, 2024.

Holders of the Notes may convert all or any portion of their Notes at their option at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date. Upon conversion, the Company will pay or deliver, as the case may be, cash, shares of its common stock or a combination of cash and shares of its common stock, at the Company's election. The conversion rate will initially be 67.4764 shares of common stock per $1,000 principal amount at maturity of notes (equivalent to an initial conversion price of approximately $14.82 per share of common stock), which represents a conversion premium of approximately 50% to the $9.88 per share closing price of the Company's common stock on the Nasdaq Capital Market on August 21, 2023. The conversion rate will be subject to adjustment upon the occurrence of certain events. In addition, following certain corporate events described in the Indenture that occur prior to August 15, 2027, or upon the issuance of a notice of redemption (as described below) prior to August 15, 2027 for an optional redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its Notes in connection with such a corporate event or elects to convert its notes called (or deemed called) for optional redemption during the related redemption period.

Holders of the Notes have the right to require the Company to repurchase for cash all or any portion of their Notes on August 15, 2027 at a repurchase price equal to 100% of the principal amount at maturity of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, August 15, 2027. In addition, if the Company undergoes a fundamental change (as defined in the Indenture), holders of the Notes may require the Company to repurchase their Notes at a cash repurchase price equal to 100% of the accreted principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The Company may not redeem the Notes prior to August 20, 2025. The Company may redeem for cash all or any portion of the Notes (subject to certain exceptions and restrictions specified in the Indenture), at its option, on or after August 20, 2025 and on or before the 40th scheduled trading day immediately before the maturity date, at a cash redemption price equal to 100% of the accreted principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, but only if the last reported sale price per share of the Company's common stock exceeds 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides a notice of redemption to the holders of the Notes. No sinking fund is provided for the Notes.

Financial Assurance

On March 14, 2023, PCT secured a surety bond in the amount of $25.0 million to provide financial assurance related to its performance under a certain vendor contract, which expires at the earlier of satisfaction of the obligation, termination of the related vendor contract, or one year from issuance (subject to renewal within one year). On February 14, 2024, PCT renewed the surety bond in the amount of $25.0 million and it will expire at the earlier of satisfaction of the obligation, termination of the related vendor contract, or one year from the renewal date, which is March 14, 2024.

These financial instruments are issued in the normal course of business and are not considered company indebtedness. Because PCT currently has no liability for these financial assurance instruments, they are not reflected in its consolidated balance sheets.

Comparison of the years ended December 31, 2022 and 2021

Refer to Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" section contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 for the liquidity and capital resources discussion for the fiscal year ended December 31, 2022 compared to the fiscal year ended December 31, 2021.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date, as well as the reported expenses incurred during the reporting period. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates, and such differences could be material to our financial statements.

We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates.

While our significant accounting policies are described in Note 2 ("Summary of Significant Accounting Policies") to the Notes to the Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 10-K, we believe that the following accounting policies require a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that PCT will continue as a going concern; however, the conditions described above raise substantial doubt about PCT's ability to do so, which management believes has been alleviated through its plans to mitigate these conditions and obtain additional unrestricted liquidity.

Long-Lived Assets Impairment Assessment

The Company evaluates the recoverability of long-lived assets when events and circumstances indicate that the assets may be impaired and the undiscounted net cash flows estimated to be generated by those assets are less than their carrying value. If the net carrying value exceeds the fair value, an impairment loss exists and is calculated based on either estimated salvage value or estimated orderly liquidation value.

During 2023, PCT identified certain impairment triggers relating to our asset group, but the undiscounted pre-tax cash flow analysis did not result in an impairment. Refer to Note 2 Summary of Significant Accounting Policies in the Consolidated Financial Statements. The undiscounted pre-tax cash flows were based on significant assumptions including management's best estimates of the expected future cash flows, and the estimated useful lives of the asset group. These estimates required considerable judgment and are sensitive to changes in underlying assumptions such as future commodity prices, margins on UPR Resin, operating rates and capital expenditures including repairs and maintenance. As a result, there can be no assurance that the estimates and assumptions made for purposes of our impairment determination will prove to be an accurate prediction of the future.

Warrants

The Company measures the warrants issued to nonemployees at the fair value of the equity instruments issued as of the warrant issuance date and recognizes that amount as selling, general, and administrative expense in accordance with the vesting terms of the warrant agreement. In the event that the terms of the warrants qualify as a liability, the Company accounts for the instrument as a liability recorded at fair value each reporting period through earnings.

The Company has determined that warrants issued to RTI ("RTI Warrants") and its private warrants are a Level 3 fair value measurement and has used the Black-Scholes option pricing model to value these warrants, which requires the input of the following subjective assumptions:

a)   The expected dividends,

b)   The volatility of our common stock price over the expected term,

c)   The length of time warrant holders will retain the warrants before exercising them ("expected
            term"), and

d)   The risk-free interest rate over the warrant's expected term.

A summary of how each significant assumption was developed for our warrant liabilities is as follows:

● *Expected dividend yield:* The dividend yield is assumed to be zero since PCT has not historically paid dividends

● *Expected volatility:* The expected volatility was based on PCT's capital structure and volatility of PCT's stock or publicly-traded warrants.

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- *Expected term:* The expected term is determined based on the expected amount of time the warrants will be held before they are exercised.

- *Risk-free interest rate:* The risk-free interest rate was based upon quoted market yields for the United States Treasury instruments with terms that were consistent with the expected term of the warrants.

The Company has determined that the Series A Warrants are a level 2 fair value measurement with the only input being the market price of its publicly-traded warrants.

RTI Warrants

The Company initially determined the warrants issued to RTI ("RTI Warrants") in connection with terms of a professional services agreement were equity classified. Accordingly, the warrant units were held at their initial fair value with no subsequent remeasurement.

In connection with the Business Combination discussed in Note 1 ("Organization") to the Notes to the Consolidated Financial Statements, the Company modified the RTI warrant agreement to purchase 971.0 thousand shares of PCT common stock instead of Legacy PCT Class C Units on November 20, 2020. RTI can exercise these warrants upon the first anniversary of Closing of the Business Combination. The warrants expire on December 31, 2024. In connection with the closing of the Business Combination, the Company determined the warrants issued are liability classified under ASC 480. Accordingly, the warrants will be held at their initial fair value and remeasured at fair value at each subsequent reporting date with changes in the fair value presented in the statements of comprehensive loss.

A summary of the significant assumptions used to estimate the fair value of the RTI Warrants as of December 31, 2023 and 2022 is as follows:

	December 31, 2023	December 31, 2022
Expected annual dividend yield	— %	— %
Expected volatility	118.1 %	99.7 %
Risk-free rate of return	4.7 %	4.4 %
Expected option term (years)	1.0	2.0

The Company recognized $2.2 million and $1.5 million of benefit and $5.2 million of expense related to the change in fair value of the RTI warrant liability for the years ended December 31, 2023, 2022 and 2021, respectively.

Public and Private Warrants

Upon the closing of the Business Combination, there were approximately 5.9 million outstanding public and private warrants to purchase shares of the Company's common stock that were issued by ROCH prior to the Business Combination. The public warrants are accounted for as equity classified warrants as they were determined to be indexed to the Company's stock and meet the requirements for equity classification. The Company has determined the private warrants are liability classified. Accordingly, the warrants were held at their initial fair value and remeasured at fair value at each subsequent reporting date with changes in the fair value presented in the statements of comprehensive loss.

A summary of the significant assumptions used to estimate the fair value of the private warrants as of December 31, 2023 and 2022 is as follows:

	December 31, 2023	December 31, 2022
Expected annual dividend yield	— %	— %
Expected volatility	100.2 %	105.1 %
Risk-free rate of return	4.1 %	4.2 %
Expected option term (years)	2.2	3.2

The Company recognized $0.5 million, $0.2 million and $3.7 million of benefit related to the change in fair value of the private warrant liability for the years ended December 31, 2023, 2022 and 2021, respectively.

If factors change, and we utilize different assumptions, the calculated warrant liabilities and related change in fair value may differ significantly in future periods. Higher volatility and longer expected terms result in an increase to the warrant liabilities and related change in fair value at each measurement date. Future warrant liabilities will increase to the extent that we issue additional warrants, as well as any increase in the market price of PCT's common stock. If there are any modifications or cancellations, this may impact the warrant liabilities and related expense or benefit recognized. Change in fair value of warrant liabilities is presented as its own line item within the consolidated statements of comprehensive loss.

For further information regarding PCT's warrant liabilities, see Note 6 ("Warrants") to the Notes to the Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 10-K.

Series A Warrants

Upon closing of the 2022 Pipe Offering, there were approximately 17.9 million outstanding Series A Warrants to purchase shares of the Company's common stock, which were determined to be liability classified. Accordingly, the warrants were and will be held at their initial fair value and will be remeasured at fair value at each subsequent reporting date with changes in the fair value presented in the statements of comprehensive loss.

As these warrants have similar redemption features and the same exercise price as the Company's publicly-traded warrants, the market price of the publicly-traded warrants is utilized to value the Series A Warrants. Future warrant liabilities will increase to the extent that there are increases in the market price of the publicly-traded warrants. If there are any modifications or cancellations, this may impact the warrant liabilities and related expense or benefit recognized. Change in fair value of warrant liabilities is presented as its own line item within the consolidated statements of comprehensive loss. The Company recognized $31.1 million of benefit and $7.5 million of expense for the years ended December 31, 2023 and December 31, 2022, respectively.

For further information regarding PCT's warrant liabilities, see Note 6 ("Warrants") to the Notes to the Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 10-K.

Recent Accounting Pronouncements

See the audited consolidated financial statements and Note 2 to the audited consolidated financial statements and audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one, of their potential impact on our financial condition and our results of operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Inflation Risk

The primary inflationary factors affecting our operations are labor, materials, and energy costs related to construction of our purification plants and Feed PreP facilities. Continued inflationary pressures could affect the global and U.S. economies and could have an adverse impact on our construction costs. While we expect to partially offset inflation and other changes in the costs of construction through our pricing strategies, coupled with more efficient purchasing practices, productivity improvements and greater economies of scale, there can be no assurance that these measures will be successful.

Investments in Debt Securities

Our investment policy is established by the Chief Executive Officer and Chief Financial Officer and is reviewed as needed. Pursuant to this investment policy, as of December 31, 2023, all investments were in debt securities and cash and cash equivalents, which are considered to be available-for-sale and are marked-to-market. We do not use any swaps, options, futures or forward contracts to hedge or enhance our investment portfolio. We manage the market risk related to these investments by holding only highly liquid, minimum "A" rated securities. The weighted average maturity of our investment portfolio is 0.07 years.

Commodity Market Risk

The plastics manufacturing industry is extremely price competitive because of the commodity-like nature of virgin polypropylene resin and its correlation to the price of crude oil. The demand for recycled plastics can also fluctuate with the price of crude oil. If crude oil prices materially decline for an extended period, the cost to manufacture our UPR resin may become comparatively higher than the cost to manufacture virgin polypropylene resin. We believe that the current shifting market expectations toward sustainable sourcing of consumer plastics provides some protection from the risk related to fluctuating commodity prices.

Raw Material Price Risk

We will purchase feedstock for our purification process from various sources. While many of the categories of feedstock we source are available from independent suppliers, feedstock containing high levels of polypropylene is subject to fluctuations in price and availability attributable to a number of factors, including general economic conditions, commodity price fluctuations, the demand by competitors and other industries for the same raw materials and the availability of complementary and substitute materials. The profitability of our business also depends on the availability and proximity of these raw materials to our Feed PreP facilities and purification plants. The choice of feedstock to be used at our facilities is determined primarily by the price, availability, and polypropylene purity and content of waste polypropylene procured. Additionally, the high cost of transportation could favor suppliers located in closer proximity to our facilities. If the quality and polypropylene content of the feedstock is lower, the quality of our UPR resin and efficiencies of our purification process may suffer. Changes in consumer behavior regarding consumption of products utilizing polypropylene, as well as consumer desire for UPR resin could also impact our business. Increases in feedstock and other raw material costs could have a material adverse effect on our business, financial condition or results of operations. Attempts to hedge against these raw material fluctuations may be insufficient, and our results could be materially impacted if the costs of materials increase. We believe our Feedstock+ pricing model, principally applicable to contracts signed for the Augusta Facility, provides certain protection from the risk of increased prices in obtaining and processing raw materials utilized in our purification process.

Item 8.   Financial Statements and Supplementary Data

PureCycle Technologies, Inc.

INDEX TO THE FINANCIAL STATEMENTS

Contents	Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
PureCycle Technologies, Inc.

Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of PureCycle Technologies, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of comprehensive loss, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated March 6, 2024 expressed an unqualified opinion.

Going concern
As discussed in Note 1 to the financial statements, the Company has sustained recurring losses from operations and has a net capital deficiency. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 1.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Going concern analysis

As described further in Note 1 to the financial statements, the Company has sustained recurring losses and negative cash flows from operations since inception. As of December 31, 2023, the Company has Available Unrestricted Liquidity of $121.6 million, Restricted Cash of $229.1 million and a positive working capital of $107.0 million. During the year ended December 31, 2023, the Company incurred a net loss of $101.7 million and net cash used in operating activities was $94.9 million. The conditions described in Note 1 raise substantial doubt regarding the Company's ability to continue as a going concern for a period of at least one year from the date of issuance of the financial statements; however, management believes its plans to mitigate these conditions alleviate substantial doubt and it believes the Company will be able to meet its obligations as they become due within one year after the date that the financial statements are issued.

We identified the going concern analysis and evaluation of the related disclosures as a critical audit matter. The principal considerations for our determination that the going concern analysis is a critical audit matter are the significant judgements and assumptions made by management in developing the cash flow forecast. There was a high degree of auditor judgement and subjectivity in performing our procedures to evaluate the reasonableness of the cash flow forecast.

Our audit procedures related to the going concern analysis included the following, among others:

- We tested the design and operating effectiveness of controls relating to management's going concern analysis.
- We obtained management's cash flow forecast covering the going concern assessment period to March 2025. We tested the accuracy of underlying data used in preparing the cash flow forecast by determining whether there was adequate support, including agreeing committed financing to contractual support.
- We evaluated the reasonableness of the cash flow forecast by comparing to historical operating results to consider management's ability to accurately forecast and performing sensitivity analysis on cash expenditures and commitments.
- We performed testing over the significant assumptions used in developing management's cash flow forecast to assess accuracy. The key assumptions evaluated by the audit team included the following:
  - the probability of marketing and reselling the Revenue Bonds repurchased by the Company and potential terms of such transactions
  - the probability of the Ironton Plant operating at a level to provide significant cash inflows in 2024
- We evaluated management's forecasted cash needs in the context of other audit evidence obtained, including but not limited to, Board of Director and committee minutes, presentations, and communications with investors and third parties, and significant contracts entered during 2023 and subsequent to year-end to determine whether the other audit evidence supported or contradicted the cash flow forecast.
- We tested the subsequent event activity including, but not limited to, the repurchase of the Revenue Bonds and additional financing arrangements entered through March 6, 2024.
- We assessed the appropriateness of the disclosures included within the consolidated financial statements relating to liquidity and going concern.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2019.

Southfield, Michigan
March 6, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
PureCycle Technologies, Inc.

Opinion on internal control over financial reporting
We have audited the internal control over financial reporting of PureCycle Technologies, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2023, and our report dated March 6, 2024 expressed an unqualified opinion on those financial statements.

Basis for opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Other information

We do not express an opinion or any other form of assurance on management's remediation of previously reported material weaknesses in internal control over financial reporting as of December 31, 2022.

/s/ GRANT THORNTON LLP

Southfield, Michigan
March 6, 2024

PureCycle Technologies, Inc.

CONSOLIDATED BALANCE SHEETS

ASSETS

		December 31,		
(in thousands except per share data)		**2023**		**2022**
CURRENT ASSETS				
Cash and cash equivalents	$	73,411	$	63,892
Debt securities available for sale		48,226		98,592
Restricted cash and cash equivalents – current		25,692		68,850
Prepaid expenses and other current assets		15,316		4,883
Total current assets		162,645		236,217
Restricted cash and cash equivalents – non-current		203,411		94,781
Prepaid expenses and other non-current assets		4,772		5,483
Operating lease right-of-use assets		29,799		19,136
Property, plant and equipment, net		638,746		505,719
TOTAL ASSETS	$	1,039,373	$	861,336

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES				
Accounts payable	$	2,881	$	1,667
Accrued expenses		35,391		35,102
Current portion of long-term debt		9,148		—
Accrued interest		8,190		1,532
Total current liabilities		55,610		38,301
NON-CURRENT LIABILITIES				
Deferred revenue		5,000		5,000
Long-term debt, less current portion		467,708		233,513
Related party note payable		39,696		—
Warrant liability		22,059		55,883
Operating lease right-of-use liabilities		27,253		16,620
Other non-current liabilities		1,811		1,136
TOTAL LIABILITIES	$	619,137	$	350,453

COMMITMENT AND CONTINGENCIES

STOCKHOLDERS' EQUITY				
Common shares - $0.001 par value, 450,000 shares authorized; 164,279 and 163,550 shares issued and outstanding as of December 31, 2023 and December 31, 2022		164		164
Additional paid-in capital		764,344		753,885
Accumulated other comprehensive loss		(32)		(641)
Accumulated deficit		(344,240)		(242,525)
TOTAL STOCKHOLDERS' EQUITY		420,236		510,883
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,039,373	$	861,336

The accompanying notes are an integral part of these financial statements.

PureCycle Technologies, Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Years ended December 31,		
	2023	**2022**	**2021**
(in thousands except per share data)			
Costs and expenses			
Operating costs	$ 52,392	$ 23,724	$ 8,273
Research and development	6,607	4,350	3,692
Selling, general and administrative	54,902	53,244	57,615
Total operating costs and expenses	113,901	81,318	69,580
Interest expense	31,368	2,312	7,473
Interest (income)	(10,863)	(4,953)	(821)
Change in fair value of warrants	(33,824)	5,842	1,476
Other expense (income)	483	227	(206)
Total other (income) expense	(12,836)	3,428	7,922
Loss before income taxes	$ (101,065)	$ (84,746)	$ (77,502)
Provision for income taxes	650	—	—
Net Loss	(101,715)	(84,746)	(77,502)
Loss per share			
Basic	$ (0.62)	$ (0.54)	$ (0.75)
Diluted	$ (0.63)	$ (0.55)	$ (0.79)
Weighted average common shares			
Basic	163,865	155,957	102,913
Diluted	164,013	156,152	102,981
Other comprehensive loss:			
Unrealized gain (loss) on debt securities available for	$ 623	$ (404)	$ (237)
Cumulative translation adjustment	$ (14)	$ —	$ —
Total comprehensive loss	$ (101,106)	$ (85,150)	$ (77,739)

The accompanying notes are an integral part of these financial statements.

PureCycle Technologies, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the Year ended December 31, 2023

(in thousands)	Common stock		Additional paid-in capital	Accumulated other comprehensive	Accumulated deficit	Total stockholders' equity
	Shares	Amount				
Balance, December 31, 2022	**163,550**	**$ 164**	**$ 753,885**	**$ (641)**	**$ (242,525)**	**$ 510,883**
Forfeiture of restricted stock	(1)	—	—	—	—	—
Share repurchase	(187)	—	(1,370)	—	—	(1,370)
Equity based compensation	917	—	11,829	—	—	11,829
Unrealized gain on available for sale debt securities	—	—	—	623	—	623
Cumulative translation adjustment	—	—	—	(14)	—	(14)
Net loss	—	—	—	—	(101,715)	(101,715)
Balance, December 31, 2023	**164,279**	**$ 164**	**764,344**	**$ (32)**	**$ (344,240)**	**$ 420,236**

For the Year ended December 31, 2022

(in thousands)	Common stock		Additional paid-in capital	Accumulated other comprehensive	Accumulated deficit	Total stockholders' equity
	Shares	Amount				
Balance, December 31, 2021	**127,647**	**$ 128**	**$ 539,423**	**$ (237)**	**$ (157,779)**	**$ 381,535**
Issuance of common stock	35,714	35	205,261	—	—	205,296
Forfeiture of restricted stock	(33)	—	—	—	—	—
Share repurchase	(212)	—	(1,639)	—	—	(1,639)
Equity based compensation	434	1	10,840	—	—	10,841
Unrealized loss on available for sale debt securities	—	—	—	(404)	—	(404)
Net loss	—	—	—	—	(84,746)	(84,746)
Balance, December 31, 2022	**163,550**	**$ 164**	**753,885**	**$ (641)**	**$ (242,525)**	**$ 510,883**

PureCycle Technologies, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY – CONTINUED

For the Year ended December 31, 2021

(in thousands)	Common stock Shares	Common stock Amount	Class A Units	Class A Amount	Class B Preferred Units	Class B Preferred Amount	Class B-1 Preferred Units	Class B-1 Preferred Amount	Class C Units	Class C Amount	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total stockholders' equity
Balance, December 31, 2020	—	$ —	3,612	$ 88,081	1,938	$ 20,071	1,105	$ 41,162	775	$ 11,967	$ 31,182	$ —	$ (80,714)	$ 111,749
Conversion of stock	—	—	34,386	(88,043)	18,690	(20,050)	15,217	(41,146)	5,936	(11,960)	161,199	—	—	—
Balance at December 31, 2021, effect of reverse recapitalization conversion	—	$ —	37,998	$ 38	20,628	$ 21	16,322	$ 16	6,711	$ 7	$ 192,381	$ —	$ (80,714)	$ 111,749
Issuance of units upon vesting of Legacy PCT profits interests	—	—	—	—	—	—	—	—	116	—	239	—	—	239
Redemption of vested profit units	—	—	—	—	—	—	—	—	(5)	—	(36)	—	—	(36)
Removal of beneficial conversion feature upon adoption of ASU 2020-06	—	—	—	—	—	—	—	—	—	—	(31,075)	—	437	(30,638)
Merger Recapitalization	81,754	82	(37,998)	(38)	(20,628)	(21)	(16,322)	(16)	(6,822)	(7)	—	—	—	—
ROCH Shares Recapitalized, Net of Redemptions, Warrant Liability and Issuance Costs of $27.9 million	34,823	35	—	—	—	—	—	—	—	—	293,931	—	—	293,966
Issuance of shares upon conversion of Convertible Notes	9,165	9	—	—	—	—	—	—	—	—	61,787	—	—	61,796
Issuance of restricted stock awards	1,775	2	—	—	—	—	—	—	—	—	(2)	—	—	—
Issuance of common stock	236	1	—	—	—	—	—	—	—	—	999	—	—	1,000
Exercise of warrants	17	—	—	—	—	—	—	—	—	—	196	—	—	196
Forfeiture of restricted stock	(23)	(1)	—	—	—	—	—	—	—	—	1	—	—	—
Share repurchase	(131)	—	—	—	—	—	—	—	—	—	(1,695)	—	—	(1,695)
Reclassification of redeemable warrant to liability	—	—	—	—	—	—	—	—	—	—	(33)	—	—	(33)
Equity based compensation	31	—	—	—	—	—	—	—	—	—	22,730	—	—	22,730
Unrealized loss on available for sale debt securities	—	—	—	—	—	—	—	—	—	—	—	(237)	—	(237)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(77,502)	(77,502)
Balance, December 31, 2021	127,647	$ 128	—	$ —	—	$ —	—	$ —	—	$ —	$ 539,423	$ (237)	$ (157,779)	$ 381,535

The accompanying notes are an integral part of these financial statements.

PureCycle Technologies, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Years ended December 31,		
	2023	**2022**	**2021**
Cash flows from operating activities			
Net loss	$ (101,715)	$ (84,746)	$ (77,502)
Adjustments to reconcile net loss to net cash used in operating activities			
Equity-based compensation	11,829	10,840	22,636
Fair value change of warrants	(33,824)	5,842	1,476
Depreciation expense	15,935	3,613	2,281
Amortization of debt instrument discounts and debt issuance	4,893	1,004	2,612
(Accretion) amortization of (discount) premium on debt	(805)	(432)	584
Operating lease amortization expense	2,923	1,596	—
Deferred taxes	650	—	—
Other, net	—	—	128
Changes in operating assets and liabilities			
Prepaid expenses and other current assets	(8,873)	(2,171)	(2,265)
Prepaid expenses and other non-current assets	711	52	(2,645)
Accounts payable	418	85	(293)
Accrued expenses	4,045	1,201	(9,320)
Accrued interest	11,207	—	2,801
Deferred revenue	—	—	5,000
Operating right-of-use liabilities	(2,300)	(2,362)	—
Net cash used in operating activities	$ (94,906)	$ (65,478)	$ (54,507)
Cash flows from investing activities			
Purchase of property, plant, and equipment	(153,899)	(287,189)	(137,388)
Purchase of debt securities, available for sale	(57,575)	(192,388)	(229,183)
Maturity of debt securities, available for sale	21,000	188,509	37,800
Sale of debt securities, available for sale	88,371	72,681	23,196
Net cash used in investing activities	$ (102,103)	$ (218,387)	$ (305,575)
Cash flows from financing activities			
Proceeds from issuance of convertible notes	225,000	—	—
Proceeds from related party note payable	38,000	—	—
Proceeds from equipment lease financing	22,101	—	—
Convertible notes issuance costs	(6,498)	—	(480)
Related party note payable issuance costs	(2,100)	—	—
Debt issuance costs	(2,450)	—	(4,067)
Payments to repurchase shares	(1,370)	(1,639)	(1,695)
Payments on equipment financing	(592)	—	—
Other (payments) proceeds for financing activities	(91)	(56)	147
Proceeds from issuance of common stock	—	206,071	1,000
Proceeds from issuance of warrants	—	43,929	—
Common stock issuance costs	—	(775)	—
Proceeds from ROCH and PIPE financing, net of issuance	—	—	298,461
Net cash provided by financing activities	$ 272,000	$ 247,530	$ 293,366
Net increase (decrease) in cash and restricted cash	74,991	(36,335)	(66,716)
Cash and restricted cash, beginning of period	227,523	263,858	330,574
Cash and restricted cash, end of period	$ 302,514	$ 227,523	$ 263,858
Supplemental disclosure of cash flow information			
Non-cash operating activities			
Interest paid during the period, net of capitalized interest	$ 13,862	$ 1,300	$ 1,495

PureCycle Technologies, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS – CONTINUED

Non-cash investing activities						
Additions to property, plant, and equipment in accrued expenses	$	21,947	$	26,386	$	29,797
Additions to property, plant, and equipment in accounts payable	$	1,592	$	817	$	636
Additions to property, plant, and equipment in accrued	$	—	$	1,424	$	1,424
Non-cash financing activities						
Issuance of common stock on conversion of convertible	$	—	$	—	$	61,796
PIK interest on convertible notes	$	—	$	—	$	3,492
Initial fair value of acquired warrant liability	$	—	$	—	$	4,604
PIK interest on related party notes payable	$	3,125	$	—	$	—
Reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheet						
Cash and cash equivalents	$	73,411	$	63,892	$	33,417
Restricted cash and cash equivalents - current		25,692		68,850		141,855
Restricted cash and cash equivalents - non-current		203,411		94,781		88,586
Total cash, cash equivalents and restricted cash	$	302,514	$	227,523	$	263,858

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Formation and Organization

PureCycle Technologies, Inc. ("PureCycle", "PCT" or the "Company") was formed as a Delaware limited liability company ("LLC") on September 15, 2015 ("Date of Formation"), as Advanced Resin Technologies, LLC. In November 2016, the Company changed its name from Advanced Resin Technologies, LLC to PureCycle Technologies LLC ("PCT LLC" and "Legacy PCT").

PureCycle's wholly-owned subsidiaries are businesses whose planned principal operations are to conduct business as a polypropylene recycler using PureCycle's patented recycling process. PureCycle, Inc. is a holding company and all operations are conducted by its subsidiaries. Developed and licensed to PureCycle by Procter & Gamble ("P&G"), the patented recycling process separates color, odor and other contaminants from plastic waste feedstock to transform it into virgin-like resin. The Company is currently constructing its facility and conducting research and development activities to operationalize the licensed technology.

On November 16, 2020, the Company entered into a certain agreement and plan of merger (the "Merger Agreement and Plan of Merger"), by and among PCT, Roth CH Acquisition I Co. ("ROCH"), Merger Sub Corp., Merger Sub LLC, and Roth CH Acquisition I Co. Parent Corp. ("ParentCo").

Business Combination

On March 17, 2021, PureCycle consummated the previously announced business combination ("Business Combination") by and among Roth CH Acquisition I Co., a Delaware corporation ("ROCH"), Roth CH Acquisition I Co. Parent Corp., a Delaware corporation and wholly owned direct subsidiary of ROCH ("ParentCo"), Roth CH Merger Sub LLC, a Delaware limited liability company and wholly owned direct subsidiary of Parent Co, Roth CH Merger Sub Corp., a Delaware corporation and wholly owned direct subsidiary of ParentCo and PureCycle Technologies LLC ("PCT LLC" or "Legacy PCT") pursuant to the Agreement and Plan of Merger dated as of November 16, 2020, as amended from time to time (the "Merger Agreement").

Upon the completion of the Business Combination and the other transactions contemplated by the Merger Agreement (the "Transactions", and such completion, the "Closing"), ROCH changed its name to PureCycle Technologies Holdings Corp. and became a wholly owned direct subsidiary of ParentCo, PCT LLC became a wholly owned direct subsidiary of PureCycle Technologies Holdings Corp. and a wholly owned indirect subsidiary of ParentCo, and ParentCo changed its name to PureCycle Technologies, Inc. The Company's common stock, units and warrants are now listed on the Nasdaq Capital Market ("NASDAQ") under the symbols "PCT," "PCTTU" and "PCTTW," respectively.

Legacy PCT unitholders will be issued up to 4.0 million additional shares of the Company's common stock if certain conditions are met ("the Earnout"). The Legacy PCT unitholders will be entitled to 2.0 million shares if after one year after the Closing and prior to or as of the third anniversary of the Closing, the closing price of the common stock is greater than or equal to $18.00 over any 20 trading days within any 30-trading day period. The Legacy PCT unitholders will be entitled to 2.0 million shares upon the Ironton Facility becoming operational, as certified by Leidos Engineering, LLC ("Leidos"), an independent engineering firm, in accordance with criteria established in agreements in connection with construction of the plant.

Unless the context otherwise requires, "Registrant," "PureCycle," "Company," "PCT," "we," "us," and "our" refer to PureCycle Technologies, Inc., and its subsidiaries at and after the Closing and give effect to the Closing. "Legacy PCT", "ROCH" and "ParentCo" refer to PureCycle Technologies LLC, ROCH and ParentCo, respectively, prior to the Closing.

Private Placement Offering

On March 7, 2022, the Company entered into subscription agreements (the "Subscription Agreements") with certain investors (the "2022 PIPE Investors"), pursuant to which the Company agreed to sell to the Investors, in a private placement, shares of the Company's common stock, par value $0.001 per share, and Series A warrants to purchase shares of Common Stock (the "Series A Warrants") at a price of $7.00 per share of Common Stock and one-half (1/2) of one Series A Warrant (the "2022 PIPE Offering").

On March 17, 2022, the Company closed the 2022 PIPE Offering and issued to the 2022 PIPE Investors an aggregate of 35,714,272 shares of Common Stock and Series A Warrants to purchase an aggregate of 17,857,136 shares of Common Stock. The Company received approximately $250.0 million in gross proceeds from the 2022 PIPE Offering. The Company incurred approximately $0.8 million of expenses primarily related to advisory fees in conjunction with the 2022 PIPE Offering.

Refer to Note 6 – Warrants for further information.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company. The consolidated financial statements are presented in U.S. Dollars. Intercompany balances and transactions were eliminated upon consolidation. The accompanying consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, that are, in the opinion of management, necessary to present a fair statement of the results for the periods presented.

Reclassifications

Certain amounts in prior periods have been reclassified to conform with the report classifications for the year ended December 31, 2023. Specifically, noting the Company reclassified certain expenses between Operating costs, Research and development, and Selling, general, and administrative to more accurately reflect the activities of the business. Total operating costs and expenses did not change for prior years.

Immaterial Corrections Related to Prior Periods

We have identified an immaterial correction to certain 2023 quarters related to depreciation expense associated with the Ironton Purification Plant assets (Machinery & Equipment) placed in service during the period presented herein. We evaluated the effect of this correction on the consolidated financial statements for the year ended December 31, 2023 in accordance with the guidance in ASC 250, Accounting Changes and Error Corrections, ASC 250-10-S99- 1, Assessing Materiality, and ASC 250-10-S99-2, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. We have concluded that the 2023 prior periods are not materially misstated. Accordingly, we have reflected the 2023 prior period impacts and associated revisions for these periods presented herein.

The revision increased property, plant and equipment, net and decreased depreciation expense by $1.2 million for the three and six months ended June 30, 2023, and $3.6 million and $4.8 million for the three and nine months ended September 30, 2023. The revisions would have increased basic and diluted EPS by $0.01 and $0.01 for the three and six months ended June 30, 2023 and $0.02 and $0.03 for the three and nine months ended September 30, 2023.

Liquidity and Going Concern

The accompanying consolidated financial statements have been prepared assuming that PCT will continue as a going concern; however, the conditions described below raise substantial doubt about PCT's ability to do so, which management believes has been alleviated through its plans to mitigate these conditions and obtain additional unrestricted liquidity.

The Company has sustained recurring losses and negative cash flows from operations since its inception. As reflected in the accompanying consolidated financial statements, the Company has begun limited commercial operations but does not have any significant sources of revenue.

The following is a summary of the components of our current liquidity (in thousands):

	As of	
	December 31, 2023	**December 31, 2022**
Cash and cash equivalents	$ 73,411	$ 63,892
Debt securities available for sale	$ 48,226	$ 98,592
Unrestricted liquidity	$ 121,637	$ 162,484
Less: Other Ironton set-aside	$ —	$ 54,560
Available unrestricted liquidity	$ 121,637	$ 107,924
Restricted cash and cash equivalents (current and non-current)	$ 229,103	$ 163,631
Working capital	$ 107,035	$ 197,916
Accumulated deficit	$ (344,240)	$ (242,525)

	For the twelve months ended	
	December 31, 2023	**December 31, 2022**
Net loss	(101,715) $	(84,746)

As of December 31, 2023, PCT had $121.6 million of Available Unrestricted Liquidity and had Restricted Cash and Cash Equivalents of $229.1 million. On March 15, 2023, PCT entered into a $150.0 million revolving credit facility (the "Revolving Credit Facility"). Borrowings under the Revolving Credit Agreement may be used for working capital, capital expenditures and other general corporate purposes. There are currently no borrowings under the Revolving Credit Facility.

PCT sold an immaterial amount of UPR resin in 2023. Due to intermittent mechanical challenges during the commissioning process of the Ironton Facility, the Ironton Facility has not yet reached the point of producing significant continuous operational volumes. While these mechanical issues are not uncommon for a first-of-its kind manufacturing facility, the downtime needed to correct these issues is a significant contributing factor to the delay of the Ironton Facility reaching the point of producing significant continuous operational volumes. We expect the Ironton Facility to be fully operational later in 2024.

In 2023, PCT negotiated the Second Limited Waiver (as defined below) with the Revenue Bondholders to remedy the September Milestone Event of Default (as defined below) related to the Ironton Facility's failure to meet the September Milestone – see Note 3 ("Notes Payable and Debt Instruments") to the Notes to the Consolidated Financial Statements for additional information. Pursuant to the Second Limited Waiver, the September Milestone Event of Default was waived, various Milestones were amended and extended and certain additional requirements were imposed upon PCT and its subsidiaries. PCO was unable to produce 4.45 million pounds of pellets from its feedstock for thirty consecutive days by December 31, 2023, and certain required performance testing of the Ironton Facility was not complete by February 28, 2024, each as required by the Second Limited Waiver, and therefore PCO entered a 90-day cure period after which point an Event of Default will be deemed to have occurred. Further, PCO expected to fail to meet certain annually calculated financial ratios as required. As described in further detail below, on March 5, 2024, a subsidiary of the Company Purchased the majority of the outstanding Revenue

Bonds and, in connection with such Purchase substantially all covenants and Events of Default contained in the Indenture, including the potential Events of Defaults related to certain annually calculated financial ratios and missed milestones referenced herein, the Loan Agreement and certain of such other Financing Documents were eliminated. See Note 3 - Notes Payable and Debt for more information.

As of December 31, 2023, PCT anticipates that up to $12.5 million will be needed to complete the investment in the Ironton Facility, which relates to a performance guarantee payment due after successful completion of a performance testing milestone. PCT also has other capital commitments of approximately $53.8 million related to long-lead equipment and pre-construction work for the Augusta Facility and $7.8 million for equipment and leases related to future Feed PreP and purification facilities, both in the U.S. and internationally. Moreover, there are interest payments of at least $38.0 million, as well as other ongoing monthly costs associated with managing the Company.

Pursuant to the requirements of the Financial Accounting Standards Board's Accounting Standards Codification ("ASC") Topic 205-40, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year from the date the consolidated financial statements are issued. This evaluation does not take into consideration the potential mitigating effect of management's plans that have not been fully implemented or are not within control of the Company as of the date the financial statements are issued. When substantial doubt exists under this methodology, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company's ability to continue as a going concern. The mitigating effect of management's plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

PCT believes that its current level of Unrestricted Available Liquidity is not sufficient to fund operations, outstanding commitments, and further its future growth plans. The conditions described above raise substantial doubt regarding PCT's ability to continue as a going concern for a period of at least one year from the date of issuance of the consolidated financial statements.

In an effort to alleviate these conditions, PCT entered into two agreements. On March 5, 2024, a subsidiary of the Company Purchased 99% of the outstanding Revenue Bonds pursuant to the Purchase Agreement (as defined below). In connection with the Purchase, the Indenture was amended and supplemented and substantially all covenants and Events of Default contained in the Indenture, the Loan Agreement and certain of such other Financing Documents were eliminated. The Purchase reduced unrestricted liquidity by $74.5 million and restricted liquidity by $184.6 million. Also, on March 1, 2024, PCT increased the Revolving Credit Facility from $150.0 million to $200.0 million, extended the maturity date to September 30, 2025, and obtained a carveout to permit the Company to purchase the Revenue Bonds, pursuant to an amendment to the Credit Agreement with the Company (the "Borrower"), PureCycle Technologies Holdings Corp. and PureCycle Technologies, LLC (the "Guarantors"), Sylebra Capital Partners Master Fund, LTD, Sylebra Capital Parc Master Fund, and Sylebra Capital Menlo Master Fund (collectively, the "Lenders"), and Madison Pacific Trust Limited (the "Administrative Agent" and "Security Agent"). Borrowings under the Revolving Credit Agreement may be used for working capital, capital expenditures and other general corporate purposes – see Note 3 ("Notes Payable and Debt Instruments") to the Notes to the Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 10-K for additional information. Further, PCT intends to and has the ability to re-market some or all of the Purchased Revenue Bonds based on the need for additional liquidity. The re-marketing process may require the addition of certain covenants to enhance the marketability of the Purchased Revenue Bonds. The ability to re-market the Purchased Revenue Bonds with any such additional new covenants would require a further amendment to, or waiver of, provisions included within the Revolving Credit Facility and Term Loan Credit Agreement. After considering management's plans to mitigate these conditions, including adjustment of expenditure timing and execution of the amendment to the Sylebra Revolving Credit Facility, PCT believes this substantial doubt has been alleviated and it has sufficient liquidity to continue as a going concern for the next twelve months.

PCT's future capital requirements will depend on many factors, including the funding mechanism and construction schedule of the Augusta Facility and other anticipated facilities outside the United States, build-out of multiple Feed PreP facilities, funding needs to support other business opportunities, funding for general corporate purposes, and other challenges or unforeseen circumstances. As a low-revenue operating company, PCT continually reviews its cash outlays, pace of hiring, professional services and other spend, and capital commitments to proactively manage those needs in tandem with our Available Unrestricted Liquidity balance. For future growth and investment, PCT expects to seek additional debt or equity financing from outside sources, which it may not be able to raise on terms favorable to PCT, or at all. If PCT is unable to raise additional debt or sell additional equity when desired, or if PCT is unable to manage its cash outflows, PCT's business, financial condition, and results of operations would be adversely affected. In addition, any financing arrangement may have potentially adverse effects on PCT and/or its stockholders. Debt financing (if available and undertaken) will increase expenses, must be repaid regardless of operating results and may involve restrictions limiting PCT's operating flexibility. If PCT consummates an equity financing to raise additional funds, the percentage ownership of its existing stockholders will be reduced, and the new equity securities may have rights, preferences or privileges senior to those of the current holders of PCT's common stock.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern

Refer to Note 1 – Organization for further discussion.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at date of inception to be cash and cash equivalents. As of December 31, 2023, the Company's cash and cash equivalents balance represents cash and money market funds deposited with financial institutions, as well as commercial paper and US treasuries with maturities of 90 days or less at acquisition. These balances may exceed federally insured limits; however, the Company believes the risk of loss is low. Actively traded money market funds are measured at their net asset value ("NAV") and classified as Level 1. The Company's remaining cash equivalents are classified as Level 2 and measured at amortized cost, which is a reasonable estimate of fair value because of the short time between the purchase of the instrument and its expected realization.

Restricted Cash

Proceeds from the issuance of revenue bonds are restricted for use in construction of the Ironton Facility. Amounts required by the Limited Waiver (refer to Note 3 – Notes Payable and Debt Instruments) were also placed in restricted cash for various future uses. Cash pledged as collateral for leased properties is also deemed restricted and included within this definition. Restricted cash that is expected to be spent or released from restriction within twelve months is classified as current on the consolidated balance sheet. Restricted cash that is expected to be spent or released from restriction after twelve months is classified as noncurrent on the consolidated balance sheet.

Investments

The Company accounts for its investment in Debt Securities in accordance with ASC 320, *Investments – Debt Securities*. The fair value for fixed-rate debt securities is based on quoted market prices for the same or similar debt instruments and is classified as Level 2. All investment holdings as of December 31, 2023 and 2022 have been classified as Available for Sale. The Company classifies its Debt Securities investments as current assets as they are highly liquid and the related funds are available for use in current operations.

Bond Issuance Costs

The Company has incurred costs which are directly attributable to the Company's revenue bond financing. These costs include items such as document preparation costs, underwriting fees, and other external, incremental expenses paid to advisors that directly relate to the financing. Upon successful completion of the bond offering in 2020, these costs were reclassified to reduce the carrying amount of the bond liability and will be amortized ratably over the term of the bond using the effective interest method. During the years ended December 31, 2023, 2022 and 2021 the Company incurred $0, $0 and $4.0 million, respectively, of capitalized bond issuance costs. As of December 31, 2023 and 2022, the Company has capitalized bond issuance costs totaling $10.2 million and $11.1 million, which are recorded as an offset to Bonds payable - non-current on the consolidated balance sheet.

Property, Plant and Equipment

As of December 31, 2023 and 2022, the Company's property, plant and equipment consists of building, land, office equipment and furniture, machinery and equipment, fixtures and furnishings and construction in progress. All property, plant and equipment are located within the United States. Property, plant and equipment are recorded at cost and are depreciated over their estimated useful lives, unless the useful life is indefinite, using the straight-line method over the following table:

Building	10-39 years
Land	Indefinite
Office equipment and furniture	3-5 years
Machinery and equipment	3-30 years
Fixtures and Furnishings	5-7 years

Construction in progress relates to costs capitalized in conjunction with major improvements that have not yet been placed in service, and accordingly are not currently being depreciated. The Company capitalizes interest cost incurred on funds used to construct property, plant and equipment. In accordance with ASC 835, *Interest*, the Company capitalizes all interest incurred on tax exempt project indebtedness. The capitalized interest is recorded as part of the asset to which it relates over the asset's estimated useful life. Interest cost capitalized as of December 31, 2023, 2022 and 2021 totaled $7.1 million, $17.1 mil and $17.1 million, respectively.

The Company evaluates the recoverability of long-lived assets when events and circumstances indicate that the assets may be impaired and the undiscounted net cash flows estimated to be generated by those assets are less than their carrying value. If the net carrying value exceeds the fair value, an impairment loss exists and is calculated based on either estimated salvage value or estimated orderly liquidation value.

During 2023, the Company determined that there were indicators of impairment directly and indirectly related to not achieving reliably, consistent operations. Specifically, missed operational milestones and certain failed debt service coverage covenants related to the Revenue Bonds. After grouping the long-lived assets at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other assets and liabilities, PCT estimated the future undiscounted cash flows expected to be generated from the use of the long-lived asset group. PCT then compared the estimated undiscounted cash flows to the carrying amount of the long-lived asset group. Based on this test, it was determined that the estimated undiscounted cash flows were in excess of the carrying amount of the long-lived asset group and, accordingly, the long-lived asset group is fully recoverable as of December 31, 2023.

Operating Costs

Operating costs are expensed as incurred. Operating costs consist of facility employee personnel costs, expense for supplies and materials, depreciation, transportation and other operating related expense.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses consist of expenses for services provided by third parties, and payroll and benefits of those employees engaged in research, design and development activities, costs related to design tools, license expenses related to intellectual property, and supplies and services.

Selling, General, and Administrative Expenses

Selling, general and administrative expenses are expensed as incurred. Selling, general, and administrative expenses consist of personnel costs, allocated facilities expenses, facility rent, repairs and utilities, office insurance, travel, sales and marketing costs.

Income Taxes

Prior to the Business Combination on March 17, 2021, the Company was a limited liability company ("LLC") and had elected to be treated as a partnership for income tax purposes, with the Company's taxable income or loss being allocated to its stockholders. As an LLC, the Company was not directly liable for income taxes for federal purposes. The Company was, however, subject to annual state LLC franchise taxes and state LLC fees. As of the date of the Business Combination, the operations of the Company ceased to be taxed as a partnership resulting in a change in tax status for federal and state income tax purposes.

Management has evaluated the Company's tax positions, including its previous status as a pass-through entity for federal and state tax purposes, and has determined that the Company has taken no uncertain tax positions that require adjustment to the consolidated financial statements. The Company's reserve for penalties and interest ("P&I") related to uncertain tax positions was zero as of December 31, 2023 and 2022. As a policy election, the Company will accrue future P&I on unrecognized tax benefits through income tax expense in the consolidated statements of comprehensive loss.

Net Loss Per Share

The Company computes net loss per share in accordance with ASC 260, *Earnings per Share*. Basic (loss) earnings per share is computed by dividing (loss) income available to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing income available to common stockholders by the weighted- average number of shares of common shares outstanding during the period increased to include the number of additional common shares that would have been outstanding if the potentially dilutive securities had been issued, using the treasury stock method.

Equity-Based Compensation

The Company issues grants of incentive shares to select employees and service providers. The equity-based compensation cost for the incentive shares is measured at the grant date based on the fair value of the award and recognized on a straight-line basis over the requisite service period, which is the vesting period. The Company evaluates modifications in accordance with ASC 718, *Compensation – Stock Compensation* ("ASC 718"). The Company accounts for forfeitures as they occur for its equity-based awards.

Warrants

The Company evaluates all of its financial instruments, including issued warrants, to determine if such instruments are liability classified, pursuant to ASC 480, *Distinguishing Liabilities from Equity* ("ASC 480") or derivatives or contain features that qualify as embedded derivatives pursuant to ASC 815, *Derivatives and Hedging* ("ASC 815"). The classification of instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. Issuance costs incurred with the Business Combination that are attributable to liability classified warrants are expensed as incurred.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, related disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses for the period presented. The Company's most significant estimates and judgments involve valuation of the Company's liability-classified warrants and related fair value assumptions. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from these estimates.

Segment Information

Under ASC 280, *Segment Reporting*, operating segments are defined as components of an enterprise where discrete financial information is available that is evaluated regularly by the chief operating decision maker ("CODM"), in deciding how to allocate resources and in assessing performance. The Company has one component. Therefore, the Company's Chief Executive Officer, who is also the CODM, makes decisions and manages the Company's operations as a single operating segment, which is conducting business as a plastic recycler. To date, the Company has limited operations and measures performance on a consolidated basis.

Fair Value of Financial Instruments

The Company applies fair value accounting in accordance with ASC 820, *Fair Value Measurements* ("ASC 820") for valuation of financial instruments. ASC 820 defines fair value and establishes a framework for measuring fair value and making disclosures about fair value measurements. This framework applies to all financial assets and liabilities that are being measured and reported at fair value and for disclosures of fair value.

Recently Issued Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2023-09—Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures. The amendments in this Update address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information and includes certain other amendments to improve the effectiveness of income tax disclosures. The updated standard is effective for our annual periods beginning after December 15, 2024. Early adoption is permitted. We are currently evaluating the impact that the updated standard will have on our financial statement disclosures.

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07, Segment Reporting, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The updated standard is effective for our annual periods beginning in fiscal 2025 and interim periods beginning in the first quarter of fiscal 2026. Early adoption is permitted. We are currently evaluating the impact that the updated standard will have on our financial statement disclosures.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments ("ASU 2016-13"), which, together with subsequent amendments, amends the requirement on the measurement and recognition of expected credit losses for financial assets held. The Company adopted the ASU during the first quarter of 2023 using a prospective approach. The adoption of the ASU did not have a material impact on the Company's consolidated financial statements.

There have been no other recent accounting pronouncements, changes in accounting pronouncements or recently adopted accounting guidance during fiscal 2023 that are of significance or potential significance to us.

NOTE 3 – NOTES PAYABLE AND DEBT INSTRUMENTS

The Company's debt balances consist of the following at December 31, 2023 and 2022:

		Years ended December 31,		
		2023		**2022**
Revenue Bonds	$	249,550	$	249,550
Equipment Financing Payable		21,509		—
Green Convertible Notes		250,000		—
	$	521,059	$	249,550
Less: Original issue discount and debt issuance costs classified as a reduction to long-term debt		(44,203)		(16,037)
Less: Current portion		(9,148)		—
Long-term debt, less current portion	$	467,708	$	233,513
Pure Plastic Note Payable	$	43,125	$	—
Less: Original issuance discount and debt issuance costs classified as a reduction to note payable		(3,429)		—
Related party note payable	$	39,696	$	—

Revenue Bonds

On October 7, 2020, the Southern Ohio Port Authority ("SOPA") issued certain revenue bonds ("Revenue Bonds") pursuant to an Indenture of Trust dated as of October 1, 2020 (as amended, restated, supplemented or otherwise modified from time to time, the "Indenture"), between SOPA and UMB Bank, N.A., as Trustee ("Trustee"), and loaned the proceeds from their sale to PureCycle: Ohio LLC ("PCO"), an Ohio limited liability company and indirect wholly-owned subsidiary of PCT, pursuant to a Loan Agreement dated as of October 1, 2020, between SOPA and PCO (as amended, restated, supplemented or otherwise modified from time to time, the "Loan Agreement"), to be used to (i) acquire, construct and equip the Ironton Facility (referred to within the Loan Agreement as the "Ohio Phase II Facility" and, together with the FEU (referred to within the Loan Agreement as the "Phase I Facility"), the "Project"); (ii) fund a debt service reserve fund for the Series 2020A Bonds; (iii) finance capitalized interest; and (iv) pay the costs of issuing the Revenue Bonds. The Revenue Bonds were offered in three series, including (i) Exempt Facility Revenue Bonds (PureCycle Project), Tax-Exempt Series 2020A ("Series 2020A Bonds"); (ii) Subordinate Exempt Facility Revenue Bonds (PureCycle Project), Tax-Exempt Series 2020B ("Series 2020B Bonds"); and (iii) Subordinated Exempt Facility Revenue Bonds (PureCycle Project), Taxable Series 2020C ("Series 2020C Bonds"), each series in the aggregate principal amount, bearing interest and maturing as shown in the table below. The Series 2020A Bonds were issued at a total discount of $5.5 million. The discount is amortized over the term of the Revenue Bonds using the effective interest method.

(in thousands)				
Bond Series	Term	Principal Amount	Interest Rate	Maturity Date
2020A	A1	$ 12,370	6.25 %	December 1, 2025
2020A	A2	$ 38,700	6.50 %	December 1, 2030
2020A	A3	$ 168,480	7.00 %	December 1, 2042
2020B	B1	$ 10,000	10.00 %	December 1, 2025
2020B	B2	$ 10,000	10.00 %	December 1, 2027
2020C	C1	$ 10,000	13.00 %	December 1, 2027

The proceeds of the Revenue Bonds and certain equity contributions have been placed in various trust funds and non-interest-bearing accounts established and administered by the Trustee under the Indenture. Before each disbursement of amounts in the Project fund held by the Trustee under the Indenture, PCO is required to submit to the Trustee a requisition for funds to be disbursed outlining the specified purpose of the disbursement and substantiating the expenditure. In addition, 100% of revenue attributable to the production of the Ironton Facility must be deposited into an operating revenue escrow fund held by U.S. Bank National Association, as escrow agent. Funds in the trust accounts and operating revenue escrow account will be disbursed by the Trustee when certain conditions are met, and will be used to pay costs and expenditures related to the development of the Ironton Facility, make required interest and principal payments (including sinking fund redemption amounts) and any premium, in certain circumstances required under the Indenture, to redeem the Revenue Bonds.

As conditions for closing the Revenue Bonds, Legacy PCT contributed $60.0 million in equity at closing and PureCycle and certain affiliates contributed an additional $40.0 million in equity upon the Closing of the Business Combination. PureCycle provided the Liquidity Reserve for construction of the Ironton Facility of $50.0 million and deposited the amount upon the Closing of the Business Combination. In addition, PureCycle must maintain at least $75.0 million of cash on its balance sheet as of July 31, 2021 and $100.0 million of cash on its balance sheet as of January 31, 2022, including the Liquidity Reserve. The Company has met this requirement and continues to maintain that cash balance at December 31, 2023.

The Revenue Bonds are recorded within Bonds payable in the consolidated balance sheet. The Company incurred $19.3 million, $19.4 million, and $19.3 million of interest cost during the years ended December 31, 2023, 2022, and 2021 respectively. As the Revenue Bond proceeds were used to construct the Company's property, plant and equipment, the interest costs related to the tax-exempt portion of the Revenue Bonds have been capitalized within Property, Plant and Equipment. The Company capitalized $7.1 million, $17.1 million, and $17.1 million of interest cost during the twelve months ended December 31, 2023, 2022, and 2021 respectively. As of December 31, 2023, the fair value of the Revenue Bonds was $193.9 million, which was determined using inputs characteristic of a Level 2 fair value measurement. Although the Company has determined the estimated fair value using available market information and commonly accepted valuation methodologies, considerable judgment is required in interpreting the information and in developing the estimated fair value. Therefore, this estimate is not necessarily indicative of the amounts that the Company, or holders of the instruments, could realize in a current market exchange.

In connection with its obligations under that certain Security Agreement dated as of October 7, 2020, between PCO, as debtor, and the Trustee, as secured party, entered into when the Revenue Bonds were issued (the "Security Agreement"), PCO must deliver consent and agreements ("Consents") to the Trustee with respect to each agreement entered into in connection with the Project, each of which agreements is required under the Loan Agreement to be assigned to the Trustee. The forms of the Consents relating to a certain feedstock supply agreement from one supplier of feedstock to the Project (the "Supplier") and from two purchasers of offtake from the Project ("Offtaker 2" and "Offtaker 3" and together with the Supplier, the "Counterparties") delivered to the Trustee contained terms inconsistent with the form of the Consent required under the Security Agreement. On May 11, 2021, the Guaranty was amended and restated in an amended and restated guaranty of completion (the "ARG") executed by PureCycle and delivered to the Trustee, which broadens the purposes for which draws by the Trustee on the Liquidity Reserve may be utilized, extends the period during which the Liquidity Reserve must be maintained, includes conditions that would permit a reduction in the amount of the Liquidity Reserve required to be maintained by PureCycle, and includes conditions precedent to the elimination of the requirement that PureCycle replenish the Liquidity Reserve and to the termination of the ARG and the escrow agreement under which the Liquidity Reserve is held by the escrow agent (the "Escrow Agreement"), upon which termination, the balance of the Liquidity Reserve will be returned to PureCycle. So long as there are any Series 2020A Bonds outstanding under the Indenture, the ARG and the Escrow Agreement will remain in place upon the conditions stated in the ARG. The terms of the ARG are summarized as follows: The Liquidity Reserve shall be maintained in the amount of $50.0 million, subject to replenishment by PureCycle until certain conditions stated in the ARG relating to the following have been met: (i) the completion of construction and acquisition of the Project, (ii) the payment of all Project costs, and (iii) the replacement of the assigned agreements of the Counterparties underlying the Consents which have expired or terminated, with one or more agreements between counterparties and PCO upon terms at least as favorable to PCO as the expired or terminated agreements of the Counterparties, (a) for which a Consent that conforms to the form of Consent required by the Security Agreement is executed by the counterparties and provided to the Trustee, (b) which, in the case of supply of feedstock to the Project, provide in the aggregate for the supply of at least the minimum and maximum volumes of feedstock meeting substantially similar feedstock specifications as the Supplier had committed to supply, and (c) which, in the case of purchase of offtake from the Project, provide in the aggregate for the purchase of the minimum and maximum volumes of offtake from the Project meeting substantially similar specifications as Offtaker 2 and Offtaker 3 had committed to purchase from PCO. When the conditions stated in (i), (ii) and (iii) above have been satisfied but so long as there are Series 2020A Bonds outstanding under the Indenture, the Escrow Agreement shall remain in place but the Liquidity Reserve amount shall be reduced to $25 million and PureCycle shall no longer be required to replenish the amount of the reduced Liquidity Reserve if and when disbursements are made therefrom. If the conditions of (i) and (ii) have been met but only a portion of the feedstock and offtake contracted for by the Counterparties, respectively, has been replaced under replacement agreements as aforesaid in (iii) above, then the Liquidity Reserve amount may be reduced only by the applicable proportion of the amounts stated in the ARG which evidence the intent of the parties of the amount of value representing the supply or offtake of the agreements of the Counterparties. When the conditions precedent of (i), (ii), and (iii) have been satisfied and there are no longer any Series 2020A Bonds then outstanding, then PureCycle shall have no obligation to maintain the reduced Liquidity Reserve, the ARG and the Escrow Agreement shall terminate and the balance on deposit in the Liquidity Reserve escrow fund held by the escrow agent shall be returned to PureCycle.

As long as any Series 2020A Bonds remain outstanding under the Indenture, upon the occurrence of an Event of Default under the Loan Agreement or Indenture, if the Trustee takes control of the Liquidity Reserve held by the escrow agent, such funds may be used for any purpose, including the payment of debt service on the Series 2020A Bonds, as may be determined by the Trustee or directed by a majority of the holders of the Series 2020A Bonds then outstanding.

On March 15, 2023, SOPA, the Trustee, PCT, PCTO Holdco LLC (the pledgor under an Equity Pledge and Security Agreement (as defined in the Indenture), pursuant to which the pledgor pledged certain interests to secure obligations of PCO under various Financing Documents relating to the Revenue Bonds and PCO (collectively, the "Company Parties") entered into a Limited Waiver and First Supplemental Indenture (the "Limited Waiver"), supplementing the Indenture and amending the Loan Agreement and the amended and restated Guaranty (as defined in the Indenture), and pursuant to which the Holders (as defined in the Indenture) of a majority in aggregate principal amount of the Series 2020A Bonds outstanding (the "Majority Holders") consented to the Limited Waiver, based on stated conditions, of a Specified Event of Default (as defined below) under the Indenture and the Loan Agreement.

Under the terms of the Loan Agreement, PCO was required to cause the Ironton Facility to be completed by December 1, 2022. The Ironton Facility was not completed by that date due to a variety of challenges resulting from, among other things, the COVID-19 outbreak, the ongoing military conflict between Russia and Ukraine, and certain U.S. weather-related events (the "First Specified Event of Default").

Subject to the following conditions, the First Specified Event of Default is waived in exchange for PCO's agreement to meet certain milestones toward completing the Ironton Facility, to deposit additional equity aggregating approximately $87.3 million with the Trustee for various purposes and to make certain other representations and warranties; provided, however, that any failure to comply with the terms of the Limited Waiver shall be an immediate Event of Default under the Indenture and Loan Agreement, which will be deemed to have occurred on January 2, 2023 with respect to any requirements to pay accrued and unpaid interest at the Default Rate.

PCO has agreed to, among other things, achieve the following milestones (together, the "Milestones"): (i) closure by it or its direct or indirect parent entity of a financing transaction by March 31, 2023 that provides at least $150 million of working capital which may be used to support the Ironton Facility (which is satisfied by the closing of the Revolving Credit Facility); (ii) mechanical completion of the Ironton Facility by June 30, 2023; (iii) meet certain targeted production and performance targets during 2023; (iv) completion of the Ironton Facility by December 31, 2023; and (v) meet certain Ironton Facility pellet production targets by January 31, 2024 up to the Ironton Facility's nameplate production capacity of 107 million pounds per year.

The additional approximate $87.3 million of equity to be deposited with the Trustee is comprised of: (i) a deposit, by March 31, 2023, of $50 million in an account controlled by the Trustee; (ii) a deposit of approximately $25 million in the Equity Account of the Project Fund (as such terms are used in the Indenture) to fund remaining construction costs; (iii) an aggregate deposit of approximately $12.3 million into the Capitalized Interest Accounts (as defined in the Indenture) for the Series 2020A Bonds, Series 2020B Bonds and Series 2020C Bonds to pay capitalized interest on the Revenue Bonds through June 30, 2024. The Limited Waiver also requires that the Liquidity Reserve of approximately $50 million remain in the Liquidity Reserve Escrow Fund (as such term is used in the Indenture) for a period beyond the completion date of the Ironton Facility until certain production requirements have been met, and only thereafter may the balance in that fund be reduced based on certain conditions to $25 million, which must remain therein as long as Series 2020A Bonds remain outstanding. The Trustee also released $13.2 million from the Trustee account for the Revenue Bonds for use as part of the remaining investment in 2023 to complete the Ironton Facility in accordance with the Limited Waiver.

As of September 30, 2023, the Ironton Facility failed to meet one such Milestone related to certain targeted production and performance targets, specifically, it failed to produce 4.45 million pounds of pellets from its feedstock in a single month by that date ("September Milestone"). This created an Event of Default under the Limited Waiver (the "September Milestone Event of Default").

As a result of the September Milestone Event of Default, on November 8, 2023, the Limited Waiver parties entered into a Limited Waiver and Second Supplemental Indenture (the "Second Limited Waiver") pursuant to which the September Milestone Event of Default was waived, various Milestones were amended and extended and certain additional requirements were imposed upon PCT and its subsidiaries. The principal terms of the Second Limited Waiver, include, but are not limited to, the following:

    i.   PCO will deposit an additional $50,000,000 (the "Trustee Account Deposit") in the Trustee Account (as defined in the Limited Waiver), such that at least $100,000,000 (the "Aggregate Trustee Deposit") shall be on deposit in the Trustee Account so long as any Revenue Bonds remain outstanding; provided, that if no Event of Default shall have occurred and be continuing,

$50,000,000 of funds in the Trustee Account shall be released back to PCO upon satisfaction of the conditions set forth in Section 4.11(a) of the amended and restated Guaranty.

ii.   subject to there being no default or event of default and compliance with the other terms of the Second Limited Waiver, once per quarter, PCO (and the Guarantor, if applicable) may request the release to PCO (or the Guarantor, as applicable) of any investment income or earnings with respect to amounts in the Trustee Account and the Liquidity Reserve Escrow Fund that have been invested pursuant to the terms of the Indenture or the Liquidity Reserve Escrow Agreement (as applicable).

iii. PCO shall have produced 4.45 million pounds of pellets from its feedstock for thirty consecutive days by December 31, 2023, which shall be evidenced by a certificate signed by an Authorized Representative of PCO and by the Construction Monitor certifying thereto and delivered to the Trustee;

iv.   performance testing of the Ironton Facility shall be complete by no later than February 28, 2024, which shall be evidenced by a certificate signed by an Authorized Representative of PCO and by the Construction Monitor certifying thereto and delivered to the Trustee;

v.   completion of the Project, including the acquisition, construction and equipping of the Ironton Facility, shall occur by no later than March 31, 2024, which shall be evidenced by a Certificate of Completion delivered to the Trustee;

vi.   PCO shall have produced 8.90 million pounds of pellets from its feedstock for thirty consecutive days by April 30, 2024, which shall be evidenced by a certificate signed by an Authorized Representative of PCO and by the Construction Monitor certifying thereto and delivered to the Trustee; and PCO shall have fully-ramped production at the Ironton Facility to nameplate capacity of 107 million pounds per year produced from its feedstock by no later than April 30, 2024, which shall be evidenced by a certificate signed by an Authorized Representative of PCO and by the Construction Monitor certifying thereto and delivered to the Trustee; and

vii. the milestones referenced in (iii) – (vi) above (each, a "Revised Milestone"), shall replace the corresponding Milestones in the Limited Waiver. If PCO fails to meet any of the Revised Milestones, no Event of Default shall have occurred until PCO has failed to meet such Revised Milestone on the date that is ninety days after such Revised Milestone date; provided, however, that during such ninety-day period, PCO will pay interest from the date of the Revised Milestone requirement until the date that the Revised Milestone is satisfied at the Default Rate, and notwithstanding anything to the contrary in the Indenture, the Loan Agreement, the First Limited Waiver or the other Financing Documents or Bond documents (each as defined in the Indenture), PCO shall not have any access to any funds in the Trust Estate or otherwise held with the Trustee or a third-party (including, without limitation, funds in the Operating Revenue Escrow Fund and the Liquidity Reserve Escrow Fund (terms used as defined in the Indenture) pursuant to the Financing Documents until the date that such Milestone is satisfied.

On February 10, 2024, PCO announced that it had agreed in principle with the Majority Holders that PCO or an affiliate of PCO would purchase ("Purchase") from Holders for cash, upon the terms and subject to the conditions to be set forth in a definitive purchase agreement, by and among PCO and any Holder of Bonds that elects to be a party to the purchase agreement (each, a "Seller" and collectively, "Sellers"), any and all Bonds held by Sellers at a purchase price equal to $1,050 per $1,000 principal amount of the Bonds purchased, which amount is calculated in part to compensate the Sellers for default interest accruing from January 2, 2023 through December 31, 2023, as well as other accrued and unpaid interest from the last interest payment to, but not including, the Closing Date of the Purchase (as defined below) as consideration for consent to the Third Supplemental Indenture, by and among SOPA, PCO, the Guarantor, PCTO Holdco LLC and the Trustee (the "Third Supplemental Indenture"), which sets forth certain proposed amendments to the Bond Documents ("Proposed Amendments") that will eliminate a substantial portion of the covenants, Events of Default, and other material terms and protections for the benefit of the Holders contained in the Indenture, the Loan Agreement, the Guaranty and other transaction documents that are permitted by the terms of the Indenture and/or the Loan Agreement to be eliminated with the consent of Majority Holders. The Purchase will occur only if Sellers include at least the Majority Holders and if Sellers consent to the Proposed Amendments. The Purchase Price shall not include any default or penalty interest accruing from January 1, 2024, that may otherwise be owed to Sellers, and each Seller will waive its respective right to such default or penalty interest as additional compensation for the Purchase.

As of March 5, 2024, (the "Closing Date") PCO and the Majority Holders closed on the Purchase Agreement and Consent ("Purchase Agreement") comprising the definitive purchase agreement and, as additional consideration, the consent to the Third Supplemental Indenture, including the Proposed Amendments described therein. PureCycle Technologies LLC, an affiliate of PCO and the Guarantor under the Guaranty, will be the purchaser ("Purchaser") of Bonds under the Purchase Agreement. The Purchase Agreement was executed by each Holder that elects to sell its Bonds to the Purchaser and by PCO and the Purchase was effective on the Closing Date.

The Third Supplemental Indenture amended and supplemented the Indenture and certain of the other Financing Documents by, among other things and without limitation, eliminating substantially all covenants and Events of Default contained in the Indenture, the Loan Agreement and certain of such other financing documents including, but not limited, to the following changes:

- elimination of the Milestones and Revised Milestones;

- amendments extending the Outside Completion Date to December 31, 2030;

- amendments to the definition of each of "Outstanding," "Bonds Outstanding," and "Outstanding Bonds" in the Indenture such that any Bonds owned by or on behalf of PureCycle or an affiliate of PureCycle or the Issuer or an affiliate of the Issuer will have the same approval voting or consent rights as other Holders;

- elimination of the requirement to produce sufficient annual gross revenues in order to provide a Senior Debt Service Coverage Ratio ("DSCR") equal to at least 150% for each fiscal year, and a ratio of at least 110% of net income available for debt service;
- elimination of certain financial prerequisites that placed limitations on the issuance of additional senior parity indebtedness, subordinate indebtedness and non-parity indebtedness;

- elimination of the DSCR requirement for certain equipment liens;

- elimination of delivery of interim financial statements on a quarterly basis for PCO and the Guarantor;

- elimination of requirement for an unqualified opinion of the independent certified public accountant for year-end financials for PCO;

- elimination of quarterly operating statements and monthly reconciliation statements;

- elimination of the Operating Revenue Escrow Fund;

- elimination of the restrictions on distributions by PCO on any of its membership interests, including management fees;

- elimination of the requirement to disclose transactions with affiliates to the Trustee and bondholders and to seek approval of Majority Holders for affiliate transactions.

- elimination of the requirement that offtake contracts provide revenues to PCO sufficient to meet a Senior Parity Coverage Requirement ratio ("SPCR") of 125% for any fiscal year, commencing December 31, 2023;

- elimination of the requirement that feedstock supply contracts provide feedstock to PCO sufficient to permit PCO to meet a Senior Parity Coverage Requirement ratio ("SPCR") of 125% for any fiscal year, commencing December 31, 2023;

- elimination of the requirement that the Guarantor replenish the Contingency Account from the Liquidity Reserve Escrow Fund and replenish the Liquidity Reserve Escrow Fund;

- amendments providing that the occurrence of an Event of Default (other than an Event of Default under the Loan Agreement, the Mortgage or the Tax Compliance Agreement, each as defined in the Indenture) will not be an Event of Default under the Indenture; and

- provide for a potentially earlier termination of the Guaranty and release of funds remaining in the Liquidity Reserve Escrow Fund after the Purchase;

- provide for the release of funds (solely to the extent such release may be effectuated with the consent of the Majority Holders) on deposit in accounts in the Trust Estate (as defined in the Indenture) in an amount proportionate to the percentage of aggregate principal amount of Bonds that are submitted for Purchase (with such released funds being used by the Purchaser, together with other available funds of the Purchaser, to effectuate the Purchase); and

- amendments to various escrow accounts and other funds managed by the Trustee and US Bank to permit the release of funds from such accounts in an amount proportionate to the percentage of aggregate principal amount of Bonds purchased by PCO or an affiliate of PCO from time to time.

The Purchase closed on March 5, 2024, and was funded with funds released from the Trust Estate, the Liquidity Reserve Escrow Fund, and available cash from PCO or an affiliate thereof.

Equipment Financing

CSC Leasing Co.

On May 8, 2023, the Company, through PureCycle PreP LLC, an indirect wholly-owned subsidiary of the Company, entered into a Master Lease Agreement (the "Master Lease Agreement") with CSC Leasing Co. ("CSC"). Pursuant to the Master Lease Agreement, the Company and CSC agreed to enter into schedules that establish the specific terms and conditions of leasing certain equipment, machines, devices, features and any other items listed in each equipment lease schedule. The Master Lease Agreement commenced on the date set forth above and continues in effect until the later time that it is terminated, either by CSC at the end of any lease term, or by the Company upon three months written notice prior to the expiration of a lease term.

Also on May 8, 2023, the Company, also through PureCycle PreP LLC, an indirect wholly-owned subsidiary of the Company, entered into an Equipment Procurement Agreement (the "Equipment Agreement") with CSC. Under the terms of the Equipment Agreement, CSC has agreed to finance, acquire and/or purchase certain equipment (the "Equipment") from third-party vendors and/or manufacturers (each, a "Vendor"), so that CSC may lease the Equipment to the Company pursuant to the terms and conditions of the Master Lease Agreement. Prior to entering into formal lease schedules under the Master Lease Agreement, the Company will lease from CSC certain Equipment pursuant to the terms of the Equipment Agreement.

In connection with the above, CSC has funded $19.8 million for purposes of procuring equipment from a Vendor, which had previously been ordered by the Company prior to entering into these agreements with

CSC. CSC will lease this equipment back to the Company under a 36 month lease, which will commence when 1) the Company accepts delivery of the equipment at its operating location and 2) all final bills from Vendor are paid. The Company has determined that it did not relinquish control of the assets to the buyer-lessor under these arrangements. Therefore, the Company has accounted for this transaction as a failed sale-leaseback transaction whereby it has continued recording these assets in the consolidated balance sheet and also recorded a financing obligation for the consideration paid by the buyer-lessor. The Company currently expects the lease term to commence in 2024, and the repayment schedule below assumes payments under the 36 month term commence on December 1, 2024.

The Company is also required to make monthly payments under the agreements during the period between funding of the construction obligation and delivery of the equipment, which began in June 2023 and are equal to a monthly lease rate factor of approximately 3.1% of the outstanding amount funded by CSC (the "Lease Rate Factor"). The Company has determined that these payments represent a cost of borrowing under the financing arrangement and has recorded the payments as interest expense in the consolidated statements of comprehensive income (loss). The Company incurred $4.6 million of interest related to these obligations for the twelve months ending December 31, 2023. The Lease Rate Factor is indexed to the WSJ Prime Rate as published by the Wall Street Journal and may be increased for every five basis point change in the index prior to final commencement of the 36 month lease term. Upon commencement of the 36 month lease term, the payments will be characterized as repayment of debt, and the expected coupon rate for the 36 month term is 7.25%.

The Master Lease Agreement contains representations, covenants and events of default that are customary for financing transactions of this nature. Events of default in the Master Lease Agreement include, among others: (a) non-payment of principal, interest, fees or other amounts; (b) default of specific covenants; (c) breach of representations and warranties; (d) discontinuation of authorized electronic payments without CSC's consent; (e) failure to furnish proof of insurance; (f) bankruptcy and insolvency proceedings; and (g) any unauthorized conveyance or transfer of the Equipment to a third party. Upon the occurrence of an event of default, CSC may accelerate all unpaid rents and exercise all rights and remedies available to it under the Master Lease Agreement and Equipment Agreement. Amounts due under the lease are guaranteed by PCT.

Other Equipment Financing

The Company has executed other equipment sale leasebacks which qualify as financing arrangements, with a total of $1.8 million outstanding as of December 31, 2023.

Sylebra Credit Facility

On March 15, 2023, PCT entered into a $150 million revolving credit facility (the "Revolving Credit Facility") pursuant to a Credit Agreement (the "Revolving Credit Agreement") dated as of March 15, 2023, with PureCycle Technologies Holdings Corp. and PureCycle Technologies, LLC (the "Guarantors"), Sylebra Capital Partners Master Fund, LTD, Sylebra Capital Parc Master Fund, and Sylebra Capital Menlo Master Fund (collectively, the "Lenders"), and Madison Pacific Trust Limited (the "Administrative Agent" and "Security Agent"), which matures on June 30, 2024. The Lenders and their affiliates are greater than 5% beneficial owners of PCT.

Borrowings under the Revolving Credit Agreement may be used for working capital, capital expenditures and other general corporate purposes and satisfies the financing obligation imposed upon PCT by the Limited Waiver.

Amounts outstanding under the Revolving Credit Agreement bear interest at a variable annual rate equal to Term SOFR (as defined in the Revolving Credit Agreement) in effect for such period plus an applicable margin. The applicable margin is equal to (i) 5.00% from the Closing Date through June 30, 2023, (ii) 10.00% from July 1, 2023 through September 30, 2023, (iii) 12.50% from October 1, 2023 through December 31, 2023, (iv) 15.00% from January 1, 2024 through March 31, 2024, and (v) 17.50%

thereafter. PCT is also required to pay (i) an up-front fee equal to 0.75% times $150 million—the total aggregate commitment for the

Revolving Credit Facility—to the Lenders, payable at closing and (ii) a commitment fee equal to 0.25% per annum based on the actual daily unused amount of the Revolving Credit Facility, payable quarterly. Subject to timely prior written notice and payment of breakage fees, if any, PCT may at any time and from time to time (i) terminate all or any portion of the commitments under the Revolving Credit Agreement and/or (ii) prepay all or any portion of any outstanding borrowings.

The Revolving Credit Agreement contains representations, covenants and events of default that are customary for financing transactions of this nature. Events of default in the Revolving Credit Agreement include, among others: (a) non-payment of principal, interest, fees or other amounts; (b) default of specific covenants; (c) breach of representations and warranties; (d) cross-defaults to other indebtedness in an amount greater than $1 million, subject to certain exceptions; (e) bankruptcy and insolvency proceedings; (f) inability to pay debts or attachment; (g) judgments; and (h) change of control. Upon the occurrence of an event of default, the Administrative Agent shall, at the request of, or may, with the consent of, the Required Lenders (as defined in the Revolving Credit Agreement) terminate the loan commitments, accelerate all loans and exercise on behalf of itself and the Lenders all rights and remedies available to it and the Lenders under the Revolving Credit Agreement and the other loan documents.

Amounts outstanding under the Revolving Credit Agreement are guaranteed by the Guarantors, and are secured by a security interest in substantially all of the assets of PCT. Any majority-owned direct or indirect subsidiaries of PCT formed after the closing date of the Revolving Credit Facility will also be required to guaranty the obligations under the Revolving Credit Agreement and grant security interests in substantially all of their respective assets.

On May 8, 2023, the Company entered into the First Amendment to Credit Agreement, by and among the Company, as borrower, PureCycle Technologies, LLC and PureCycle Technologies Holdings Corp., as Guarantors, the lenders party thereto, and Madison Pacific Trust Limited, as administrative agent and as security agent (the "Sylebra Amendment") in connection with the Company's $150 million Revolving Credit Facility governed by the Revolving Credit Agreement. The Sylebra Amendment, among other things: (i) permits the Company's entry into the Term Loan Facility (as defined below), (ii) provides for a new basket under the Revolving Credit Agreement's indebtedness negative covenant allowing for offerings of unsecured convertible promissory notes of up to $200,000,000, (iii) provides for new baskets under the Revolving Credit Agreement's indebtedness and lien negative covenants of up to $90,000,000 in additional equipment financings and (iv) exempts the proceeds of any such convertible notes offerings from the requirement for mandatory prepayments under the Revolving Credit Agreement.

On August 4, 2023, the Company entered into the Second Amendment to Credit Agreement, by and among the Company, as borrower, PureCycle Technologies, LLC and PureCycle Technologies Holdings Corp., as Guarantors, the lenders party thereto, and Madison Pacific Trust Limited, as administrative agent and as security agent (the "Second Amendment"), in connection with the Company's $150 million Revolving Credit Facility governed by the Revolving Credit Agreement, to extend the maturity date of the Revolving Credit Facility to March 31, 2025. PCT incurred a fee of $0.9 million related to the extension.

On August 21, 2023, the Company further amended the Revolving Credit Agreement to (i) increase the amount available to the Company under the indebtedness covenant basket for offerings of unsecured convertible notes from $200,000,000 to $250,000,000 and (ii) make certain changes to the restricted payments covenant and the events of default section in order to permit the Notes (as defined below).

There were no funds drawn on the Revolving Credit Facility as of December 31, 2023. The up-front commitment fee and other related fees of $2.1 million are being amortized over the term of the contract. During 2023 there were $1.2 million and $0.9 million recorded in prepaid expenses and other current assets during March and September 2023, respectively.

On March 1, 2024, PCT increased the Revolving Credit Facility from $150.0 million to $200.0 million, extended the maturity date to September 30, 2025, and obtained a carveout to permit the Company to purchase the Revenue Bonds, pursuant to an amendment to the Credit Agreement with the Company (the "Borrower"), PureCycle Technologies Holdings Corp. and PureCycle Technologies, LLC (the "Guarantors"), Sylebra Capital Partners Master Fund, LTD, Sylebra Capital Parc Master Fund, and Sylebra Capital Menlo Master Fund (collectively, the "Lenders"), and Madison Pacific Trust Limited (the "Administrative Agent" and "Security Agent").

The Pure Plastic Term Loan Facility

On May 8, 2023, the Company entered into a $40 million Term Loan Facility pursuant to the Term Loan Credit Agreement dated as of May 8, 2023, among the Company, the Guarantors and Pure Plastic LLC (as Lender, Administrative Agent, and Security Agent), which matures on December 31, 2025 (the "Term Loan Facility"). Affiliates of the Lender are greater than 5% beneficial owners of the Company. Balances related to the Term Loan Credit Agreement are recorded within related party note payable in the consolidated balance sheets and, in certain instances, the Term Loan Credit Agreement is referred to as the "Related party note payable."

Borrowings under the Term Loan Credit Agreement may be used to repay indebtedness for borrowed money of the Company, to pay fees and expenses associated with the Term Loan Credit Agreement and the other loan documents and for general corporate purposes not in contravention of any law or of any loan document.

The Term Loan Facility is structured as a single-draw, delayed draw term loan. The Lender funded the term loan on May 17, 2023 (the "Funding Date"). Amounts outstanding under the Term Loan Credit Agreement will bear interest at a variable annual rate equal to Term SOFR (as defined in the Term Loan Credit Agreement) in effect for such period plus an applicable margin. The applicable margin is equal to 7.5%, and the interest rate for the outstanding term loan was 12.9% as of December 31, 2023. The Company is also required to pay, on the Funding Date, (i) a closing fee to the Lenders, equal to 2.00% times the aggregate principal amount of the term loans funded by the Lenders on the Funding Date, (ii) a commitment fee to the Lenders equal to 1.00% times the aggregate principal amount of each Lender's commitments on the Funding Date, (iii) a syndication fee to the Administrative Agent equal to 0.50% times the aggregate commitments of the Lenders on the Funding Date and (iv) a monitoring fee equal to $200,000 to the Administrative Agent for the account of the Administrative Agent and the Security Agent on the Funding Date and each anniversary of the Funding Date until maturity of the term loan. Additionally, the term loan will be issued with a 5.00% original issue discount. Subject to timely prior written notice, payment of breakage fees, if any, and payment of a prepayment premium equal to (i) 12% if such prepayment occurs during the first year following the closing date or (ii) 8% thereafter, the Company may at any time and from time to time voluntarily prepay all or any portion of any outstanding borrowings. The Company incurred $3.4 million of interest cost during the Twelve Months Ended December 31, 2023. The interest due to date of $3.1 million was paid entirely in kind, which increased the principal amount of the Term Loan Facility by this amount (the "PIK Interest"). The Company has the contractual right to pay all interest payments in kind and may make this election for all interest payments for the duration of the Term Loan Facility. The repayment schedule presented below does not contemplate future PIK Interest.

The Term Loan Credit Agreement contains representations, covenants and events of default that are customary for financing transactions of this nature. Events of default in the Term Loan Credit Agreement include, among others: (a) non-payment of principal, interest, fees or other amounts; (b) default of specific covenants; (c) breach of representations and warranties; (d) cross-defaults to other indebtedness in an amount greater than $1 million, subject to certain exceptions; (e) bankruptcy and insolvency proceedings; (f) inability to pay debts or attachment; (g) judgments; and (h) change of control. Upon the occurrence of an event of default, the Administrative Agent shall, at the request of, or may, with the consent of, the Required Lenders (as defined in the Term Loan Credit Agreement) accelerate all loans and exercise on behalf of itself and the Lenders all rights and remedies available to it and the Lenders under the Term Loan Credit Agreement and the other loan documents.

Amounts outstanding under the Term Loan Credit Agreement are guaranteed by the Guarantors, and are secured by a security interest in substantially all of the assets of the Company. Subject to certain limited exceptions, any majority-owned direct or indirect subsidiaries of the Company formed after the closing date of the Term Loan Facility will also be required to guaranty the obligations under the Term Loan Credit Agreement and grant security interests in substantially all of their respective assets.

On August 21, 2023, the Company amended the Term Loan Credit Agreement to (i) increase the amount available to the Company under the indebtedness covenant basket for offerings of unsecured convertible notes from $200,000,000 to $250,000,000 and (ii) make certain changes to the restricted payments covenant and the events of default section in order to permit the Notes.

On March 1, 2024, PCT amended the Term Loan Credit Agreement to (i) increase the amount available to the Company under the permitted indebtedness covenant basket for the Revolving Credit Facility from $150,000,000 to $200,000,000 and (ii) obtain a carve out to permit the Company to purchase the Revenue Bonds.

Green Convertible Notes

On August 21, 2023, the Company priced its private offering of $215.0 million in aggregate principal amount of 7.25% Green Convertible Senior Notes due 2030 (the "Initial Notes"). On August 22, 2023, the initial purchaser in such offering exercised its option to purchase an additional $35.0 million in aggregate principal amount of the 7.25% Green Convertible Senior Notes due 2030 (together with the "Initial Notes", the "Notes"), bringing the total aggregate principal amount of the Notes to $250.0 million.

On August 24, 2023, the Company completed the private offering of the Notes. Each $1,000 principal amount at maturity of the Notes was issued at a price of $900. An amount equal to the difference between the issue price and the principal amount at maturity will accrete from the original issue date through August 15, 2027. The Notes are senior unsecured obligations of the Company. Entities affiliated with Sylebra Capital Management purchased $50.0 million aggregate principal amount at maturity of Notes.

The net proceeds from this offering were approximately $218.50 million, after deducting the initial purchaser's discounts and fees paid to our financial advisor. The Company intends to allocate an amount equal to the net proceeds from this offering to the financing and refinancing of recently completed and future Eligible Green Projects (as defined below) in the United States. In particular, the Company intends to allocate the net proceeds from this offering to make payments on certain long-lead items and fund initial outside battery limits engineering design work, both associated with a multi-line purification facility to be built in Augusta, Georgia. Pending such allocation, the Company intends to use the remaining net proceeds for general corporate purposes. As of December 31, 2023, the Company has allocated $209.0 million of the proceeds to Eligible Green Projects, which includes historical spend through December 31, 2023, related to Augusta purification lines 1 and 2, as well as the PreP facilities in process that will provide feedstock for the Augusta Facility. Funds remaining to allocate, as of December 31, 2023, are $9.5 million.

"Eligible Green Projects" means: (i) investments in acquisitions of buildings; (ii) building developments or redevelopments; (iii) renovations in existing buildings; and (iv) tenant improvement projects, in each case, that have received, or are expected to receive, in the three years prior to the issuance of the Notes or during the term of the Notes, a Leadership in Energy and Environmental Design (LEED) Silver, Gold or Platinum certification (or environmentally equivalent successor standards).

In connection with the issuance of the Notes, the Company entered into an Indenture, dated August 24, 2023 (the "Indenture"), with U.S. Bank Trust Company, National Association, as trustee. The Indenture includes customary covenants and sets forth certain events of default after which the Notes may be declared immediately due and payable and sets forth certain types of bankruptcy or insolvency events of default involving the Company after which the Notes become automatically due and payable. The events of default, as set forth in the Indenture and subject in certain cases to customary grace and cure periods, include customary events including a default in the payment of principal or interest, failure to comply with the obligation to deliver amounts due upon conversion, failure to give certain notices, failure to comply with the obligations in respect of certain merger transactions, defaults under certain other indebtedness and certain events of bankruptcy and insolvency.

The Notes will mature on August 15, 2030 (the "Maturity Date"), unless earlier repurchased, redeemed or converted. The Notes will bear interest at a rate of 7.25% per annum on the principal amount at maturity from August 24, 2023, payable semi-annually in arrears on February 15 and August 15 of each year, beginning on February 15, 2024.

Holders of the Notes may convert all or any portion of their Notes at their option at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date. Upon conversion, the Company will pay or deliver, as the case may be, cash, shares of its common stock or a combination of cash and shares of its common stock, at the Company's election. The conversion rate will initially be 67.4764 shares of common stock per $1,000 principal amount at maturity of notes (equivalent to an initial conversion price of approximately $14.82 per share of common stock), which represents a conversion premium of approximately 50% to the $9.88 per share closing price of the Company's common stock on the Nasdaq Capital Market on August 21, 2023. The conversion rate will be subject to adjustment upon the occurrence of certain events. In addition, following certain corporate events described in the Indenture that occur prior to August 15, 2027, or upon the issuance of a notice of redemption (as described below) prior to August 15, 2027 for an optional redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its Notes in connection with such a corporate event or elects to convert its notes called (or deemed called) for optional redemption during the related redemption period.

Holders of the Notes have the right to require the Company to repurchase for cash all or any portion of their Notes on August 15, 2027 at a repurchase price equal to 100% of the principal amount at maturity of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, August 15, 2027. In addition, if the Company undergoes a fundamental change (as defined in the Indenture), holders of the Notes may require the Company to repurchase their Notes at a cash repurchase price equal to 100% of the accreted principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The Company may not redeem the Notes prior to August 20, 2025. The Company may redeem for cash all or any portion of the Notes (subject to certain exceptions and restrictions specified in the Indenture), at its option, on or after August 20, 2025 and on or before the 40th scheduled trading day immediately before the Maturity Date, at a cash redemption price equal to 100% of the accreted principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, but only if the last reported sale price per share of the Company's common stock exceeds 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides a notice of redemption to the holders of the Notes. No sinking fund is provided for the Notes.

The following provides a summary of the interest expense of PCT's convertible debt instruments (in thousands):

	December 31,	
	2023	**2022**
Contractual interest expense	$ 6,394	$ —
Amortization of deferred financing costs	$ 2,237	$ —
Effective interest rate	11.2 %	— %

The following provides a summary of the convertible notes (in thousands):

	As of	
	December 31, 2023	**December 31, 2022**
Unamortized deferred issuance costs	$ 29,261	$ —
Net carrying amount	$ 220,739	$ —
Fair value	$ 94,500	$ —
Fair value level	Level 3	

Principal repayments due on Long-term debt and Related party note payable over the next five years are as follows (in thousands):

Years ending December 31,	Long-term debt	Related Party Note Payable
2024	$ 9,230	$ —
2025	22,879	43,125
2026	14,181	—
2027	31,599	—
2028	7,710	—
Thereafter	435,460	—
	$ 521,059	$ 43,125
Less: Original issue discount and debt issuance costs classified as reduction to long-term debt	(44,203)	(3,429)
Less: Current portion	(9,148)	—
Total	$ 467,708	$ 39,696

NOTE 4 - STOCKHOLDERS' EQUITY

Common Stock

Holders of PCT common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders do not have cumulative voting rights in the election of directors. Upon the Company's liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of the Company's common stock will be entitled to receive pro rata the Company's remaining assets available for distribution. Holders of the Company's common stock do not have preemptive, subscription, redemption or conversion rights. All shares of the Company's common stock are fully paid and non-assessable. The Company is authorized to issue 450.0 million shares of common stock with a par value of $0.001. As of December 31, 2023 and December 31, 2022, 164.3 million and 163.6 million shares are issued and outstanding, respectively.

Preferred Stock

As of December 31, 2023, the Company is authorized to issue 25.0 million shares of preferred stock with a par value of $0.001, of which no shares are issued and outstanding.

NOTE 5 - EQUITY-BASED COMPENSATION

2021 Equity Incentive Plan

On March 17, 2021, our stockholders approved the PureCycle Technologies, Inc. 2021 Equity and Incentive Compensation Plan (the "Plan").

The Plan provides for the grant of stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs"), performance shares, performance units, dividend equivalents, and certain other awards. In general, the amount of shares issuable under the Plan will be automatically increased on the first day of each fiscal year, beginning in 2022 and ending in 2031, by an amount equal to the lesser of (a) 3% of the shares of the Company's common stock outstanding on the last day of the immediately preceding fiscal year and (b) such smaller number of shares as determined by the Board of Directors (the "Board") of the Company.

As of December 31, 2023, approximately 17.0 million shares of common stock are authorized for issuance under the Plan, of which approximately 9.6 million remain available for issuance under the Plan (assuming maximum performance with respect to the applicable performance goals applicable to the issued Plan awards).

Restricted Stock Agreements

RSUs issued pursuant to the Plan are time-based and vest over the period defined in each individual grant agreement or upon a change of control event as defined in the Plan. The Company recognizes compensation expense for the shares equal to the fair value of the equity-based compensation awards and is recognized on a straight-line basis over the vesting period of such awards. The fair value of the awards is equal to the fair value of the Company's common stock at the date of grant. The Company has the option to repurchase all vested shares upon a stockholder's termination of employment or service with the Company.

For RSUs issued prior to approval of the Plan, the Company recognizes compensation expense for the shares equal to the fair value of the equity-based compensation awards and is recognized on a straight-line basis over the vesting period of such awards. Fair value of the RSUs is estimated on the date of grant using the Black-Scholes option-pricing model using the following assumptions:

	2023	2022
Expected annual dividend yield	— %	— %
Expected volatility	— %	— %
Risk-free rate of return	— %	— %
Expected option term (years)	0	0

The expected term of the shares granted is determined based on the period of time the shares are expected to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected volatility was based on the Company's capital structure and volatility of similar entities referred to as guideline companies. In determining similar entities, the Company considered industry, stage of life cycle, size and financial leverage. The dividend yield on the Company's shares is assumed to be zero as the Company has not historically paid dividends. The fair value of the underlying Company shares for the twelve months ending December, 2021 was determined using an initial public offering scenario.

A summary of restricted stock activity for the years ended December 31, 2023 and 2022 is as follows (in thousands except per share data):

	Number of RSU's	Weighted average grant date fair value	Weighted average remaining recognition period
Non-vested at December 31, 2021	**2,671**	**14.33**	**3.38**
Granted	1,525	7.49	
Vested	(982)	5.89	
Forfeited	(454)	9.76	
Non-vested at December 31, 2022	**2,760**	**11.92**	**2.74**
Granted	1,540	5.90	
Vested	(1,012)	11.52	
Forfeited	(441)	8.49	
Non-vested at December 31, 2023	**2,847**	**9.31**	**2.29**

Equity-based compensation cost is recorded within the selling, general and administrative expenses and operating costs in the consolidated statements of comprehensive loss, and totaled approximately $11.0 million,$11.2 million, and $16.6 million for the years ended December 31, 2023, 2022, and 2021, respectively. As of December 31, 2023, there were $17.0 million in compensation costs related to non-vested awards to be recognized over a weighted average remaining period of 2.29 years.

Stock Options

The stock options issued pursuant to the Plan are time-based and vest over the period defined in each individual grant agreement or upon a change of control event as defined in the Plan.

The Company recognizes compensation expense for the shares equal to the fair value of the equity-based compensation awards and is recognized on a straight-line basis over the vesting period of such awards. The fair value of the stock is estimated on the date of grant using the Black-Scholes option-pricing model using the following assumptions:

	2023	2022
Expected annual dividend yield	— %	— %
Expected volatility	77.3 %	— %
Risk-free rate of return	3.5 %	— %
Expected option term (years)	6.5	0

The expected term of the shares granted is determined based on the period of time the shares are expected to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected volatility was based on the Company's capital structure and volatility of similar entities referred to as guideline companies. In determining similar entities, the Company considered industry, stage of life cycle, size and financial leverage. The dividend yield on the Company's shares is assumed to be zero as the Company has not historically paid dividends. The fair value of the underlying Company shares was determined using the Company's closing stock price on the grant date.

A summary of stock option activity for the years ended December 31, 2023 and 2022 is as follows (in thousands except per share data):

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Balance, December 31, 2021	613	$ 28.90	6.2
Granted	—	—	
Exercised	—	—	
Forfeited	—	—	
Balance, December 31, 2022	**613**	$ **28.90**	**4.0**
Granted	459	5.72	10.0
Exercised	—	—	
Forfeited	(89)	5.72	
Balance, December 31, 2023	**983**	$ **20.17**	**5.4**
Exercisable	**630**		

Equity-based compensation cost is recorded within the selling, general and administrative expenses within the consolidated statements of comprehensive income (loss). The Company recorded a benefit of approximately $0.2 million for the year ended December 31, 2022 and expense of approximately $0.4 million and $1.6 million for the years ended December 31, 2023 and 2021, respectively. The weighted average grant-date fair values of options granted during the year ended December 31, 2023 and 2022 were $4.07 and $0, respectively. There were no stock options exercised during 2023 or 2022. As of December 31, 2023, there were $1.1 million in compensation costs related to non-vested stock options to be recognized over a weighted average remaining period of 5.37 years.

Performance-Based Restricted Stock Agreements

The shares issued pursuant to the Performance-Based Restricted Stock Agreements vest depending on if the performance obligations are met. In general, the performance-based stock units ("Performance PSUs") will be earned based on achievement of pre-established financial and operational performance objectives and will vest on the date the attainment of such performance objectives as determined by the Compensation Committee (the "Committee") of the Board, subject to the participant's continued employment with the Company. The Company has also issued performance-based stock units that vest if the market price of the Company's common stock exceeds a defined target during the performance period ("Market PSUs", together with the Performance PSUs, the "PSUs").

As of December 31, 2023, and 2022, the outstanding PSUs issued by the Company were 1.2 million and 1.1 million, respectively. As of December 31, 2023, the performance-based provisions have not been achieved for any of the outstanding performance-based awards.

The Company recognizes compensation expense for the Performance PSUs equal to the fair value of the equity-based compensation awards and is recognized on a straight-line basis over the vesting period of such awards as the Company has concluded the performance condition is probable to be met. The fair value of the awards is equal to the fair value of the Company's common stock at the date of grant.

A summary of the PSU activity for the years ended December 31, 2023 and 2022 is as follows (in thousands except per share data):

	Number of PSUs	Weighted Average Grant Date Fair Value	Weighted average remaining recognition period
Balance, December 31, 2021	424	$ 18.65	2.0
Granted	1,020	7.53	
Vested	—	—	
Forfeited	(384)	10.58	
Balance, December 31, 2022	1,060	$ 10.87	1.7
Granted	416	6.08	
Vested	—	—	
Forfeited	(230)	13.10	
Balance, December 31, 2023	1,246	$ 8.85	1.4

Equity-based compensation cost is recorded within selling, general and administrative expenses within the consolidated statements of comprehensive loss. The Company recognized expense of approximately $0.4 million for the year ended December 31, 2023. For the years ended December 31, 2022 and 2021 the Company recognized a benefit of $0.2 million and expense of $4.4 million, respectively. As of December 31, 2023, there were $1.1 million in compensation costs related to non-vested awards to be recognized over a weighted average remaining period of 1.39 years.

NOTE 6 - WARRANTS

Warrants issued to purchase Legacy PCT Class C Units

RTI Global ("RTI") holds warrants to purchase 971 thousand shares of PCT common stock. RTI can exercise these warrants as of March 17, 2022. The warrants expire on December 31, 2024. The Company determined the warrants are liability classified under ASC 480. Accordingly, the warrants were held at their initial fair value and will be remeasured at fair value at each subsequent reporting date with changes in the fair value presented in the statements of comprehensive loss.

A summary of the RTI warrant activity for the years ended December 31, 2023 and 2022 is as follows (in thousands, except per share data, as adjusted to show the effect of the reverse recapitalization as described in Note 1):

	Number of warrants	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term (years)
Outstanding at December 31, 2021	971	$ 5.56	$ 0.03	3.0
Granted	—	—	—	
Exercised	—	—	—	
Outstanding at December 31, 2022	971	$ 5.56	$ 0.03	2.0
Granted	—	—	—	
Exercised	—	—	—	
Outstanding at December 31, 2023	971	$ 5.56	$ 0.03	1.0
Exercisable	971			

The Company recognized $2.2 million and $1.5 million of benefit for the years ended December 31, 2023 and 2022, respectively and $5.2 million of expense for the year ended December 31, 2021. Refer to Note 12 – Fair Value of Financial Instruments for further information.

Public Warrants and Private Warrants

The Company has outstanding public and private warrants which entitle each holder to exercise its warrants only for a whole number of shares of Common Stock. Each whole warrant entitles the registered holder to purchase one whole share of the Company's common stock at a price of $11.50 per share at the later of the closing of the Business Combination or one year after ROCH's initial public offering, provided that the Company has an effective registration statement under the Securities Act covering the shares of Common Stock issuable upon exercise of the warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. The warrants will expire five years after March 17, 2021, or earlier upon redemption or liquidation. The private warrants are identical to the public warrants, except that the private warrants and the common stock issuable upon exercise of the private warrants were not transferable, assignable or salable until after March 17, 2021, subject to certain limited exceptions. Additionally, the private warrants are non-redeemable so long as they are held by the initial holder or any of its permitted transferees. If the private warrants are held by someone other than the initial holder or its permitted transferees, the private warrants will be redeemable by the Company and exercisable by such holders on the same basis as the public warrants.

The Company may redeem the outstanding warrants in whole, but not in part, at a price of $0.01 per warrant upon a minimum of 30 days' prior written notice of redemption, if and only if the last sale price of the Company's common stock equals or exceeds $18.00 per share for any 20-trading days within a 30-day trading day period ending three business days before the Company sends the notice of redemption to the warrant holders. If the Company calls the warrants for redemption, management will have the option to require all holders that wish to exercise the warrants to do so on a cashless basis. In no event will the Company be required to net cash settle the warrant exercise. The public warrants are accounted for as equity classified warrants as they were determined to be indexed to the Company's stock and meet the requirements for equity classification.

The Company has classified the private warrants as a warrant liability as there is a provision within the warrant agreement that allows for private warrants to be exercised via a cashless exercise while held by the Sponsor and affiliates of the Sponsor, but would not be exercisable at any time on a cashless basis if transferred and held by another investor. Therefore, the Company will classify the private warrants as a liability pursuant to ASC 815 until the private warrants are transferred from the initial purchasers or any of their permitted transferees.

There were approximately 5.7 million Public Warrants and 0.2 million Private Placement warrants outstanding at December 31, 2023 and 2022. The Company recognized $0.5 million, $0.2 million and $3.7 million of benefit related to the change in fair value of the Private Warrants for the years ended December 31, 2023, 2022, and 2021, respectively. Refer to Note 12 – Fair Value of Financial Instruments for further information.

Series A Warrants

Upon the closing of the 2022 PIPE Offering, the Company issued approximately 17.9 million Series A Warrants to the 2022 PIPE Investors to purchase shares of the Company's common stock. Each whole warrant entitles the registered holder to purchase one whole share of the Company's Common Stock at a price of

$11.50 per share any time after September 17, 2022 (the "Initial Exercise Date"), provided that the Company has an effective registration statement under the Securities Act covering the shares of Common Stock issuable upon exercise of the warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of Common Stock. The warrants will expire on March 17, 2026.

The Company may redeem the outstanding Series A Warrants in whole, but not in part, at a price of $0.01 per warrant upon a minimum of 30 days' prior written notice of redemption, if and only if the last sale price of the Company's common stock equals or exceeds $18.00 per share for any 20-trading days within a 30-trading day period commencing after the Series A Warrants become exercisable and ending three business days before the Company sends the notice of redemption to the warrant holders. If the Company calls the Series A Warrants for redemption, management will have the option to require all holders that wish to exercise the warrants to do so on a cashless basis. In no event will the Company be required to net cash settle the warrant exercise.

The agreements governing the Series A Warrants (the "Series A Warrant Agreements") provide for a Black Scholes value calculation ("Black Scholes Value") in the event of certain transactions ("Fundamental Transactions"), which includes a floor on volatility utilized in the value calculation at 100% or greater.

The Company has determined this provision introduces leverage to the holders of the Series A Warrants that could result in a value that would be greater than the settlement amount of a fixed-for-fixed option on the Company's own equity shares. Therefore, the Company has classified the Series A Warrants as a liability pursuant to ASC 815.

As of December 31, 2023, there were approximately 17.9 million Series A Warrants outstanding. The Company recognized $31.1 million of benefit for the year ended December 31, 2023 and $7.5 million of expense for the year ended December 31, 2022. Refer to Note 12 – Fair Value of Financial Instruments for further information.

NOTE 7 - RELATED PARTY TRANSACTIONS

Sylebra Credit Facility

On March 15, 2023, PCT entered into the Revolving Credit Facility pursuant to the Revolving Credit Agreement with the Guarantors, Lenders, and the Administrative Agent, which matures on March 31, 2025. The Revolving Credit Facility was amended on May 8, 2023, August 4, 2023 and August 21, 2023. The Lenders and their affiliates are greater than 5% beneficial owners of PCT. Refer to Note 3 - Notes Payable and Debt Instruments for further information.

The Pure Plastic Term Loan Facility

On May 8, 2023, the Company entered into a $40.0 million Term Loan Facility pursuant to the Term Loan Credit Agreement dated as of May 8, 2023, among the Guarantors and Pure Plastic LLC (as Lender, Administrative Agent, and Security Agent), which matures on December 31, 2025. The Term Loan Credit Agreement was amended on August 21, 2023. Affiliates of the Lender are greater than 5% beneficial owners of the Company. Balances related to the Term Loan Credit Agreement are recorded within related party note payable in the consolidated balance sheets and, in certain instances, the Term Loan Credit Agreement is referred to as the "Related party note payable." Refer to Note 3 - Notes Payable and Debt Instruments for further information.

Green Convertible Notes

On August 24, 2023, the Company completed the private offering of the Notes. Entities affiliated with a greater than 5% beneficial owner of the Company purchased $50.0 million aggregate principal amount at maturity of the Notes. Refer to Note 3 - Notes Payable and Debt Instruments for further information.

NOTE 8 – NET LOSS PER SHARE

The Company follows the two-class method when computing net loss per common share when shares are issued that meet the definition of participating securities. The two-class method requires income available to common shareholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The two-class method also requires losses for the period to be allocated between common and participating securities based on their respective rights if the participating security contractually participates in losses. As holders of participating securities do not have a contractual obligation to fund losses, undistributed net losses are not allocated to nonvested restricted stock for purposes of the loss per share calculation.

Presented in the table below is a reconciliation of the numerator and denominator for the basic and diluted earnings per share ("EPS") calculations for the years ended December 31, 2023, 2022 and 2021 (in thousands, except per share data):

	Years ended December 31,		
	2023	2022	2021
Numerator:			
Net loss attributable to PureCycle	$ (101,715)	$ (84,746)	$ (77,502)
Less cumulative earnings to participating warrants	—	—	—
Net loss attributable to common stockholders	$ (101,715)	$ (84,746)	$ (77,502)
Denominator:			
Weighted average common shares outstanding, basic	163,865	155,957	102,913
Net loss per share attributable to common stockholder, basic	$ (0.62)	$ (0.54)	$ (0.75)

Presented in the table below is a reconciliation of the numerator and denominator for the diluted EPS calculations for the years ended December 31, 2023, 2022 and 2021 (in thousands):

	Years ended December 31,		
	2023	2022	2021
Numerator:			
Net loss attributable to PureCycle	$ (101,715)	$ (84,746)	$ (77,502)
Less change in fair value of dilutive warrants	(2,233)	(1,505)	(3,666)
Less income attributable to participating warrants	—	—	—
Net loss attributable to common shareholders	$ (103,948)	$ (86,251)	$ (81,168)
Denominator:			
Weighted average common shares outstanding, basic	163,865	155,957	102,913
Add common equivalent shares from warrants	148	195	68
Weighted average common shares outstanding, diluted	164,013	156,152	102,981
Net loss per share attributable to common stockholder, diluted	$ (0.63)	$ (0.55)	$ (0.79)

Certain outstanding common share equivalents were excluded from the computation of diluted net income (loss) per share attributable to common stockholders for the periods presented as including them would have been anti-dilutive. For the years ended December 31, 2023, 2022 and 2021, the Company had outstanding instruments of approximately 23.8 million, 23.8 million and 6.7 million vested but not exercised warrants, 1.0 million, 0.6 million and 0.6 million issued but not exercised stock options, 2.8 million, 2.6 million and 2.3 million non-vested restricted stock units, 1.2 million, 1.1 million and

0.4 million non-vested performance stock units, 4.0 million, 4.0 million, and 4.0 million contingently-issuable shares related to the Earnout, and 16.9 million, 0 and 0 shares issuable upon conversion of the Green Convertible Notes (as described further in Note 3 – Notes Payable and Debt Instruments) which could be dilutive to the calculation in the future, respectively.

NOTE 9 – PROPERTY, PLANT AND EQUIPMENT

Presented in the table below are the major classes of property, plant and equipment by category as of the below dates:

	As of December 31, 2023		
(in thousands)	Cost	Accumulated Depreciation	Net Book Value
Building	$ 81,593	$ 2,440	$ 79,153
Machinery and equipment	349,796	20,415	329,381
Leasehold improvements	2,972	1,447	1,525
Fixtures and furnishings	711	177	534
Land improvements	150	32	118
Land	1,150	—	1,150
Construction in process	226,885	—	226,885
Total property, plant and equipment	**$ 663,257**	**$ 24,511**	**$ 638,746**

	As of December 31, 2022		
(in thousands)	Cost	Accumulated Depreciation	Net Book Value
Building	$ 12,534	$ 1,016	$ 11,518
Machinery and equipment	23,728	6,674	17,054
Leasehold improvements	2,957	$ 803	2,154
Fixtures and furnishings	529	83	446
Land improvements	150	22	128
Land	1,150	—	1,150
Construction in process	473,269	—	473,269
Total property, plant and equipment	**$ 514,317**	**$ 8,598**	**$ 505,719**

Depreciation expense is recorded within operating costs in the consolidated statements of comprehensive loss and amounted to $15.9 million, $3.6 million, and $2.3 million for the years ended December 31, 2023, 2022, and 2021, respectively, of which $12.2 million, $0.8 million, and $0 is recorded as operating costs, respectively, $3.0 million, $2.5 million, and $2.3 million is recorded as research and development expense, respectively, and $0.7 million, $0.3 million, and $0 is recorded as selling, general, and administrative expense within the consolidated statements of comprehensive loss, respectively.

NOTE 10 – DEVELOPMENT PARTNER ARRANGEMENTS

License Agreements

On October 16, 2015, Legacy PCT entered into a patent license agreement with P&G (the "Original Patent License Agreement"). Legacy PCT and P&G entered into an Amended and Restated Patent License Agreement on July 28, 2020 (the "Amended and Restated Patent License Agreement"). PCT and P&G entered into a side letter agreement on February 12, 2021 amending certain provisions of the Amended and Restated License Agreement (the "Side Letter Agreement" and, together with the Original Patent License Agreement and the Amended and Restated Patent License Agreement, the "License Agreement"). The License Agreement outlines three phases with specific deliverables for each phase.

During Phase 1 of the agreement, P&G provides Legacy PCT with up to one full-time employee to assist in the execution of Legacy PCT's research and development activities. During Phase 2, P&G provides up to two full-time employees to assist in the execution of Legacy PCT's research and development activities. In April 2019, Legacy PCT elected to enter into Phase 3 of the agreement and prepaid a royalty payment in the amount of $2.0 million, which will be reduced against future royalties payable as sales occur. Phase 3 of the agreement relates to the commercial manufacture period for the manufacture of the licensed product. This phase includes the construction of the first commercial plant for the manufacture of the licensed product, details on the commercial sales capacity and the pricing of the licensed product to P&G and to third parties. Where the Company has made royalty payments to its product development partners, the Company expenses such payments as incurred unless it has determined that is it probable that such prepaid royalties have future economic benefit to the Company. In such cases prepaid royalties will be reduced as royalties would otherwise be due to the partners.

Effective April 1, 2023, the Company and P&G executed a Second Side Letter, dated March 27, 2023, amending the date by which commercial sales must be maintained at 70% of nameplate capacity under Section 4.4 of the License Agreement from April 15, 2023 to December 31, 2024.

As of December 31, 2023, the Company is in Phase 3 of the agreement and has recorded $2.0 million within prepaid expenses and other current assets in the consolidated balance sheets.

On November 13, 2019, Legacy PCT entered into a patent sublicense agreement with Impact Recycling Limited ("Impact") through the term of the patents. The agreement outlines an initial license fee of $2.5 million and royalties on production using the license. In 2020, Legacy PCT paid $0.9 million of the initial license fee, and during the year ended December 31, 2021, the Company paid the remaining $1.6 million of the initial fee. The initial license fee of $2.5 million is recorded in prepaid expenses and other non-current assets in the consolidated balance sheets and will be ratably amortized over the term of the underlying patent using the straight-line method. In May 2021, the Company began using the technology covered by the Impact agreement and commenced amortization as of this date.

Block and Release Agreement

On June 23, 2020, Legacy PCT entered into a block and release agreement with Total Petrochemicals & Refining S.A./N.V. ("Total"). Upon execution of the agreement, Total made a prepayment consisting of a payment of $5.0 million for future receipt of resin consisting of recycled polypropylene ("recycled PP"). The prepayment was placed in an escrow account until the "release condition" of the Company closing the bond offering and overall capital funding of at least $370.0 million has occurred. After the Company successfully raised the required capital, the $5.0 million was released to the Company in 2021 and recorded as deferred revenue in the consolidated balance sheets.

NOTE 11 - INCOME TAXES

Historically, Legacy PCT was a limited liability company which had elected to be treated as a partnership for income tax purposes. As such, the Company was not directly liable for income taxes for federal purposes. As of the date of the Business Combination (March 2021), the operations of the Company ceased to be taxed as a partnership resulting in a change in tax status for federal and state income tax purposes. This change in tax status requires immediate recognition of any deferred tax assets or liabilities as of the transaction date as the Company will now be directly liable for income taxes. The recognition of these initial deferred balances, if any, would be recorded as additional tax expense in the period of the transaction. In addition, the Company will accrue current and deferred tax expense based on ongoing activity from that date.

Loss from continuing operations before income taxes, classified by source of income, were as follows (in thousands):

	Years ended December 31,		
	2023	2022	2021
Domestic	$ (100,432)	$ (84,746)	$ (77,502)
Foreign	(633)	—	—
Total	**$ (101,065)**	**$ (84,746)**	**$ (77,502)**

The components of the provision (benefit) for income taxes were as follows (in thousands):

	Years ended December 31,		
	2023	2022	2021
Current:			
Federal	$ —	$ —	$ —
State and local	—	—	—
Foreign	—	—	—
Total current provision (benefit)	**$ —**	**$ —**	**$ —**
Deferred:			
Federal	650	—	—
State and local	—	—	—
Foreign	—	—	—
Total deferred provision (benefit)	**$ 650**	**$ —**	**$ —**
Total provision (benefit) for income taxes	**$ 650**	**$ —**	**$ —**

The effective tax rate differs from the statutory tax rates as follows (in thousands):

	Years ended December 31,					
	2023		2022		2021	
Tax at statutory federal rate	$ (21,224)	21.0 %	$ (17,797)	21.0 %	$ (16,275)	21.0 %
Rates different than the statutory rate	—	— %	—	— %	2,677	(3.5)%
State income tax	(3,114)	3.1 %	(1,433)	1.7 %	—	— %
Compensation expense	1,228	(1.2)%	805	(0.9)%	2,973	(3.8)%
Warrant expense and other permanent items	(6,920)	6.8 %	1,247	(1.5)%	241	(0.3)%
Change in tax status	—	— %	—	— %	(4,100)	5.3 %
Tax Credits	(22,329)	22.1 %	(3,571)	4.2 %	—	— %
Prior period adjustment	1,083	(1.1)%	(1,880)	2.2 %	—	— %
Tax rate change	(474)	0.5 %	(712)	0.8 %	—	— %
Valuation allowance	52,399	(51.8)%	24,136	(28.5)%	15,205	(19.6)%
Other	1	— %	(795)	0.9 %	(721)	0.9 %
Provision (benefit) for income taxes	**$ 650**	**(0.6)%**	**$ —**	**— %**	**$ —**	**— %**

Deferred income tax assets and liabilities result primarily from temporary differences in the recognition of various expenses for tax and financial statement purposes, and from the recognition of the tax benefits of net operating loss carryforwards.

The components of the deferred income tax assets and liabilities were as follows (in thousands):

	Years ended December 31,	
	2023	2022
Deferred tax assets:		
Net operating losses and tax credit carry-forward	$ 104,625	$ 32,918
Stock-based compensation	2,292	1,837
Start-up expenses	9,950	10,301
Property, plant, and equipment	—	—
Interest expense carryforwards	—	—
Deferred revenue	1,391	1,370
Lease liabilities	4,092	4,604
Other	946	859
Gross deferred tax asset	$ 123,296	$ 51,889
Less valuation allowance	(91,739)	(39,340)
Net deferred tax asset	$ 31,557	$ 12,549
Deferred tax liabilities:		
Research and experimental expenses	—	(1,662)
Property, plant, and equipment	(27,437)	(5,821)
Right of use assets	(4,056)	(4,415)
Other accruals	(714)	(651)
Total deferred tax liability	$ (32,207)	$ (12,549)
Net deferred tax asset (liability)	$ (650)	$ —

As of December 31, 2023, the Company has $340.4 million of gross U.S. federal net operating loss carryforward, $8.7 million post apportioned gross state net of operating loss carryforwards, and $26.2 million of research and development tax credit carryforwards. As of December 31, 2022, the Company had $128.8 million of gross U.S. federal net operating loss carryforward, $2.0 million post apportioned gross state net of operating loss carryforwards, and $3.9 million of research and development tax credit carryforwards. The attributes will be available to offset future income tax liabilities. The U.S. federal net operating losses can be carried forward indefinitely, the state net operating losses in certain jurisdictions can be carried forward indefinitely while certain jurisdictions expire at various dates, and the research and development tax credit can be carried forward for up to 20 years.

Valuation allowances are established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. The valuation allowance on our deferred tax assets was $91.7 million as of December 31, 2023 and 39.3 million as of December 31, 2022, resulting in a net change of $52.4 million year-over-year. The valuation allowance mainly relates to U.S. federal and state net operating loss carryforwards, credit carryforwards, and start-up expenses. As the Company has generated nominal revenue from inception, insufficient projected taxable income and lack of other sources of taxable income gives rise to need of a valuation allowance.

As of December 31, 2023, the Company has reported a minimal foreign loss which resulted in unbenefited accumulated losses for foreign operations. As a result there is no potential deferred tax liability on the outside basis of foreign investments as of December 31, 2023. The Company did not perform any activities in foreign locations prior to 2023.

As of December 31, 2023 and 2022, the Company has not recorded an amount of gross unrecognized tax benefits for uncertain tax positions for the current or prior year planned tax filing positions. No unrecognized tax benefits are applicable for prior periods.

The Company files returns in the U.S. federal jurisdiction and in various state jurisdictions based on existing tax laws. The Company remains generally subject to examination in the U.S. for year beginning on or after January 1, 2019, however, for any tax years prior to March 2021, such audits are not expected to impact the Company while the Company operated as a flow-through entity. The Company is not currently under audit in any jurisdiction.

The Company actively monitors domestic and global tax law changes to account for the effects in the period the legislation is enacted, as applicable.

NOTE 12 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies

Level 3 - Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

Liabilities measured and recorded at Fair Value on a recurring basis

As of December 31, 2023 and December 31, 2022, the Company's financial assets and liabilities measured and recorded at fair value on a recurring basis were classified within the fair value hierarchy as follow (in thousands):

	December 31, 2023				December 31, 2022			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets								
Cash equivalents	$ 36,277	$ 35,215	$ —	$ 71,492	$ 4,271	$ 46,979	$ —	$ 51,250
Restricted cash equivalents - current	$ 25,692	$ —	$ —	$ 25,692	$ 68,850	$ —	$ —	$ 68,850
Restricted cash equivalents - noncurrent	$203,411	$ —	$ —	$203,411	$ 94,781	$ —	$ —	$ 94,781
Investments:								
Commercial paper, available for sale	$ —	$ 46,049	$ —	$ 46,049	$ —	$ 32,756	$ —	$ 32,756
Corporate Bonds, available for sale	$ —	$ —	$ —	$ —	—	58,442	—	58,442
US Treasury Notes, available for sale	2,177	—	—	2,177	—	—	—	—
Municipal bonds, available for sale	—	—	—	—	—	7,394	—	7,394
Total investments	$ 2,177	$ 46,049	$ —	$ 48,226	$ —	$ 98,592	$ —	$ 98,592
Liabilities								
Warrant liability:								
RTI warrants	$ —	$ —	$ 1,437	$ 1,437	$ —	$ —	$ 3,670	$ 3,670
Private warrants	—	—	265	265	—	—	784	784
Series A Warrants	—	$ 20,357	—	$ 20,357	—	51,429	—	51,429
Total warrant liability	$ —	$ 20,357	$ 1,702	$ 22,059	$ —	$ 51,429	$ 4,454	$ 55,883

The Company determined that cash equivalents of $46.9 million, related to December 31, 2022, should be reclassified from Level 1 to Level 2 classification, as these were commercial paper assets with maturity dates less than 90 days.

Measurement of the Private Warrants

The private warrants are measured at fair value on a recurring basis using a Black-Scholes model. The private warrants are classified as Level 3 for both initial measurement upon close of the Business Combination and subsequent measurement using the following assumptions:

	December 31, 2023	December 31, 2022
Expected annual dividend yield	— %	— %
Expected volatility	100.2 %	105.1 %
Risk-free rate of return	4.1 %	4.2 %
Expected option term (years)	2.2	3.2

The expected term of the warrants granted are determined based on the duration of time the warrants are expected to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected volatility was based on the implied volatility calculated for the Company's public warrants, which have similar characteristics to the private warrants. The dividend yield on the Company's warrants is assumed to be zero as the Company has not historically paid dividends. The fair value of the underlying Company shares was determined using the Black-Scholes calculation.

The aggregate values of the private warrants were $0.3 million and $0.8 million on December 31, 2023 and December 31, 2022, respectively.

A summary of the private warrants activity from December 31, 2022 to December 31, 2023 is as follows (in thousands):

	Fair value (Level 3)
Balance at December 31, 2022	$ 784
Change in fair value	(519)
Balance at December 31, 2023	$ 265

Refer to Note 6 – Warrants for further information.

Measurement of the RTI warrants

Significant changes in any of the significant unobservable inputs in isolation would not result in a materially different fair value estimate. The interrelationship between these inputs is insignificant.

The Company has determined its warrant to be a Level 3 fair value measurement and has remeasured using the Black-Scholes option pricing model to calculate its fair value as of December 31, 2023 using the following assumptions:

	December 31, 2023	December 31, 2022
Expected annual dividend yield	— %	— %
Expected volatility	118.1 %	99.7 %
Risk-free rate of return	4.7 %	4.4 %
Expected option term (years)	1.0	2.0

The expected term of the warrants granted are determined based on the duration of time the warrants are expected to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. For December 31, 2023, the expected volatility was calculated based on the specific volatility of PCT's publicly-traded common stock. For December 31, 2022, the expected volatility was based on the Company's capital structure and volatility of similar entities referred to as guideline companies. In determining similar entities, the Company considered industry, stage of life cycle, size and financial leverage. The dividend yield on the Company's warrants is assumed to be zero as the Company has not historically paid dividends. The fair value of the underlying Company shares was determined using the Binomial Tree model calculation.

The Company has an option to repurchase the Warrants at any time. The maximum fair value of the Warrants is limited by the fair value of the repurchase option, which cannot exceed $15.0 million.

Changes in Level 3 liabilities measured at fair value from December 31, 2023 to December 31, 2022 are as follows (in thousands):

	Fair value (Level 3)
Balance at December 31, 2022	$ 3,670
Change in fair value	$ (2,233)
Balance at December 31, 2023	$ 1,437

Measurement of the Series A Warrants

The Series A Warrants meet the definition of derivative instruments and are measured at fair value on a recurring basis using the market price of the Company's publicly traded warrants, with changes in fair value recorded in current earnings. The Company has determined the publicly traded warrants to be an appropriate proxy to value the Series A Warrants as both warrants have similar redemption features and the same exercise price. The Series A Warrants are classified as Level 2 for both initial measurement at issuance and subsequent measurement each period. The Series A Warrants were initially valued at $43.9 million upon closing of the 2022 PIPE Offering.

Assets and liabilities recorded at carrying value

In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to fair value measurements.

The Company records cash and cash equivalents and accounts payable at cost, which approximates fair value due to their short-term nature or stated rates. The Company records debt at cost.

NOTE 13 - AVAILABLE-FOR-SALE INVESTMENTS

The Company classifies its investments in debt securities as available-for-sale. Debt securities are comprised of highly liquid investments with minimum "A" rated securities and, as of December 31, 2023, consist of corporate entity commercial paper and securities and municipal bonds. The debt securities are reported at fair value with unrealized gains or losses recorded in accumulated other comprehensive income in the consolidated balance sheets. Refer to Note 12, "Fair Value of Financial Instruments," for information related to the fair value measurements and valuation methods utilized.

The following table represents the Company's available-for-sale investments by major security type as of December 31, 2023 and December 31, 2022 (in thousands):

| | December 31, 2023 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Total Fair Value
Commercial Paper	$ 46,069	$ —	$ (20)	$ 46,049
US Treasury Notes	2,175	2	—	2,177
Corporate Bonds	—	—	—	—
Municipal Bonds	—	—	—	—
Total	$ 48,244	$ 2	$ (20)	$ 48,226

| | December 31, 2022 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Total Fair Value
Commercial Paper	$ 32,997	$ —	$ (241)	$ 32,756
Corporate Bonds	58,791	—	(349)	58,442
Municipal Bonds	7,446	—	(52)	7,394
Total	$ 99,234	$ —	$ (642)	$ 98,592

The following table summarizes the fair value and amortized cost bases of the Company's available-for-sale investments by contractual maturity of December 31, 2023 and December 31, 2022 (in thousands):

| | December 31, 2023 | | December 31, 2022 | |
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$ 48,244	$ 48,226	$ 92,253	$ 91,669
Due after one year through 5 years	—	—	6,981	6,923
Total	$ 48,244	$ 48,226	$ 99,234	$ 98,592

Debt securities as of December 31, 2023 had an average remaining maturity of 0.07 years.

The Company reviews available-for-sale investments for other-than-temporary impairment loss periodically. The Company considers factors such as the duration, severity and the reason for the decline in value, the potential recovery period and our intent to sell. For debt securities, we also consider whether (i) it is more likely than not that the Company will be required to sell the debt securities before recovery of their amortized cost basis and (ii) the amortized cost basis cannot be recovered as a result of credit losses. During the years ended December 31, 2023 and 2022, the Company did not recognize any other-than-temporary impairment losses. All marketable securities with unrealized losses have been in a loss position for less than twelve months, and the Company does not anticipate any material losses upon maturity of these investments. The fair value for fixed-rate debt securities is based on quoted market prices for the same or similar debt instruments and is classified as Level 2. The fair value for the Company's other securities holdings, primarily under commercial paper, equals the carrying value and is classified as Level 2.

NOTE 14 – CONTINGENCIES

Financial Assurance

On March 14, 2023, PCT secured a surety bond in the amount of $25.0 million to provide financial assurance related to its performance under a certain vendor contract, which expires at the earlier of satisfaction of the obligation, termination of the related vendor contract, or one year from issuance (subject to renewal within one year). PCT may issue additional surety bonds in the future to provide financial assurance regarding performance under contracts with other parties.

These financial instruments are issued in the normal course of business and are not considered company indebtedness. Because PCT currently has no liability for these financial assurance instruments, they are not reflected in its consolidated balance sheets.

Legal Proceedings

PCT is subject to legal and regulatory actions that arise from time to time in the ordinary course of business. The assessment as to whether a loss is probable or reasonably possible, and as to whether such loss or a range of such losses is estimable, often involves significant judgment about future events, and the outcome of litigation is inherently uncertain. Other than as described below, there is no material pending or threatened litigation against PCT that remains outstanding as of December 31, 2023.

Shareholder Securities Litigation

Beginning on or about May 11, 2021, two putative class action complaints were filed against PCT, certain senior members of management and others, asserting violations of federal securities laws under Section 10(b) and Section 20(a) of the Exchange Act. The complaints generally allege that the applicable defendants made false and/or misleading statements in press releases and public filings regarding the Technology, PCT's business and PCT's prospects. The first putative class action complaint was filed in the U.S. District Court for the Middle District of Florida by William C. Theodore against PCT and certain senior members of management (the "Theodore Lawsuit"). The second putative class action complaint was filed in the U.S. District Court for the Middle District of Florida by David Tennenbaum against PCT, certain senior members of management and others (the "Tennenbaum Lawsuit"). On July 14, 2021, the court granted a motion to consolidate the Theodore and Tennenbaum Lawsuits (consolidated as the "Theodore Lawsuit") and on July 27, 2021, Tennenbaum filed a motion to voluntarily dismiss his complaint without prejudice. On August 5, 2021, the Court entered an order appointing Mariusz Ciecko and Robert Ciecko as Co-Lead Plaintiffs ("Lead Plaintiffs") and Pomerantz LLP as Lead Counsel.

On September 27, 2021, the Lead Plaintiffs filed a consolidated amended complaint. The consolidated amended complaint seeks to represent a class of investors who purchased or otherwise acquired PCT's securities between November 16, 2020, and May 5, 2021, certification of the alleged class, as well as compensatory and punitive damages. The consolidated amended complaint relies on information included in a research report published by Hindenburg Research LLC.

On November 12, 2021, PCT and the individual defendants affiliated with PCT ("PCT Defendants") and Byron Roth each filed separate motions to dismiss Lead Plaintiffs' amended complaint. Additional submissions by the parties were filed in December 2021 and January 2022.

On August 4, 2022, the U.S. District Court for the Middle District of Florida dismissed the Theodore Lawsuit, without prejudice. Plaintiffs filed their second amended complaint on August 18, 2022 in which they seek to represent a class of investors who purchased or otherwise acquired PCT's securities between November 16, 2020, and November 10, 2021, and alleged violations of Section 10(b) and Section 14(a) of the Exchange Act. On September 15, 2022, the PCT Defendants and Byron Roth each filed a motion to dismiss the second amended complaint, and the parties filed additional responsive pleadings in October 2022. On June 15, 2023, the U.S. District Court for the Middle District of Florida granted the PCT Defendants' motion solely with regard to named defendant Tamsin Ettefagh, but denied the motion as to all other defendants. On June 30, 2023, the PCT Defendants filed a Motion for Reconsideration. Further, on July 14, 2023, each of the PCT and Roth Defendants filed their respective Answers and Counterclaims. The Motion for Reconsideration remains pending.

On November 30, 2023 Lead Plaintiffs filed their motion to certify two classes: a Section 14(a) class and a Section 10(b) class. On January 17, 2024, Lease Plaintiffs amended their motion for class certification to seek certification of only the Section 10(b) class. On January 23, 2024, PCT, the Individual Defendants and Bryon Roth submitted a join opposition to Lead Plaintiffs' motion for class certification. Plaintiffs' reply in support of their motion for class certification is due on February 21, 2024. The parties are engaged in discovery, which is currently scheduled to close in July 2024.

On September 29, 2023, Jay Southgate, a purported shareholder, filed a complaint in the U.S. District Court for the Southern District of New York against PCT, and certain senior members of management ("Individual Southgate Defendants"), asserting violations of federal securities laws under Section 10(b) and Section 20(a) of the Exchange Act. The complaints generally allege that the applicable defendants made false and/or misleading statements in press releases and public filings between August 8, 2023 and September 13, 2023, regarding the status of commissioning activities at the Ironton Facility, and specifically the impact of a power outage at the Ironton Facility in August 2023 and subsequent seal system failure in September 2023. Purported shareholders have filed motions to be appointed lead plaintiff in the action, which remain pending. At this stage of the litigation, neither PCT nor the Individual Southgate Defendants have answered the complaint, moved to dismiss the complaint, or otherwise responded to the complaint.

PCT, the PCT Defendants and the individual Southgate Defendants intend to vigorously defend against the Theodore Lawsuit and the Southgate Lawsuits. Given the stage of the litigation, PCT cannot reasonably estimate at this time whether there will be any loss, or if there is a loss, the possible range of loss, that may arise from the unresolved Theodore and Southgate Lawsuits.

Derivative Litigation

On November 3, 2021, Byung-Gook Han, a purported PCT shareholder, derivatively and purportedly on behalf of PCT, filed a shareholder derivative action in the United States District Court for the District of Delaware (Byung-Gook Han v. Otworth et. al., Case No. 1:21-cv-01569-UNA) against certain senior members of PCT's management, PCT's directors and Byron Roth, who was subsequently dismissed (collectively, the "Individual Han Defendants"), alleging violations of Section 20(a) of the Exchange Act and breaches of fiduciary duties and bringing claims for unjust enrichment and waste of corporate assets ("Han Derivative Suit"). The Han Derivative Suit generally alleges that the Individual Han Defendants made materially false and misleading statements in press releases, webinars and other public filings regarding the Technology, PCT's business, PCT's prospects, and the background and experience of the Individual Han Defendants. The Han Derivative Suit seeks unspecified monetary damages, reform of the company's corporate governance and internal procedures, unspecified restitution from the Individual Han Defendants, and costs and fees associated with bringing the action. On January 19, 2022, the court in the Han Derivative Suit granted the parties' joint stipulation to stay the Han Derivative Suit and administratively closed the matter pending the disposition of the motions to dismiss in the Class Action Lawsuits.

On January 27, 2022, Patrick Ayers, a purported PCT shareholder, derivatively and purportedly on behalf of PCT, filed a shareholder derivative action in the United States District Court of the District of Delaware, captioned Patrick Ayers v. Otworth et. al., Case No. 1:22-cv-00110, against certain members of PCT's management, PCT's directors and others (collectively, the "Individual Ayers Defendants"), alleging violations of Section 20(a) of the Exchange Act and breaches of fiduciary duties, as well as claims for unjust enrichment, gross mismanagement, contribution, and indemnification ("Ayers Derivative Suit"). The Ayers Derivative Suit generally alleges that the Individual Ayers Defendants made materially false and misleading statements in press releases, webinars and other public filings regarding the Technology, PCT's business, PCT's prospects, and the background and experience of the Individual Ayers Defendants. The Ayers Derivative Suit seeks unspecified monetary damages, declaratory relief, unspecified disgorgement and restitution from the Individual Ayers Defendants, and costs and fees associated with bringing the action.

At this stage of the litigation, neither PCT nor the Individual Ayers Defendants have answered Ayers' complaint, moved to dismiss the complaint, or otherwise responded to the complaint. On March 17, 2022, the court granted the parties' joint stipulation to stay the Ayers Derivative Suit and administratively closed the matter pending the disposition of the motions to dismiss in the Class Action Lawsuits. Should the Ayers Derivative Suit be reopened in the future, the Individual Ayers Defendants intend to vigorously defend against the Ayers Derivative Suit. Given the stage of the litigation, PCT cannot reasonably estimate at this time whether there will be any loss, or if there is a loss, the possible range of loss, that may arise from the unresolved Ayers Derivative Suit.

After the court in the Theodore Lawsuit ruled on the second motion to dismiss, the stay in the derivative actions was lifted. Ayers and Han (collectively the "Derivative Plaintiffs"), PCT and the Individual Ayers and Han Defendants (collectively, the "Individual Derivative Defendants") filed a joint stipulation to consolidate the related derivative actions on June 26, 2023. The court granted the motion to consolidate the derivative actions on June 27, 2023 and ordered the Consolidated Derivative Action to be captioned In re: PureCycle Technologies, Inc. Derivative Litigation, Lead Case No. 21-1569-RGA (D. Del.) ("Consolidated Derivative Litigation"). In light of the Motion for Reconsideration in the Theodore Lawsuit, the Derivative Plaintiffs, PCT, and Individual Derivative Defendants filed a joint stipulation to continue the stay of the Consolidated Derivative Litigation until thirty days after the court in the Class Action rules on the Motion for Reconsideration. Because the Motion for Reconsideration in the Theodore Lawsuit remains pending, the stay of the Consolidated Derivative Litigation remains in effect.

Should the Consolidated Derivative Litigation be reopened in the future, the Individual Derivative Defendants intend to vigorously defend against the Consolidated Derivative Litigation. Given the stage of the litigation, PCT cannot reasonably estimate at this time whether there will be any loss, or if there is a loss, the possible range of loss, that may arise from the unresolved Consolidated Derivative Litigation.

In the future, PCT may become party to additional legal matters and claims arising in the ordinary course of business. While PCT is unable to predict the outcome of the above or future matters, it does not believe, based upon currently available facts, that the ultimate resolution of any such pending matters will have a material adverse effect on its overall financial position, results of operations, or cash flows.

Denham-Blythe Arbitration

On October 7, 2020, PCO, a subsidiary of PCT and Denham-Blythe Company, Inc. ("DB") executed an Engineering, Procurement, and Construction Agreement for certain construction activities associated with the Ironton Facility ("EPC Contract").

On June 16, 2023, following unsuccessful efforts at mediating various disputes over certain unapproved change orders and payment applications, DB filed a demand for binding arbitration ("Arbitration Demand") with the American Arbitration Association ("AAA"), seeking approximately $17.0 million related to certain fee applications, change orders and amounts currently held in retainage by PCO, and, on June 21, 2023, filed a mechanics lien in Lawrence County, Ohio for the same sum. On July 20, 2023, PCO filed its Answer and Counterclaim, in which PCO contends that various deficiencies in DB's work resulted in damages to PCO in excess of DB's $17.0 million Arbitration Demand, including, but not limited to, the following: DB's insufficient and incomplete engineering drawings and packages, insufficient and unorganized material management, insufficient and inefficient contractor management, insufficient and rudimentary schedule management, incomplete and inefficient procurement procedures, and that the Company was required to undertake significant re-work at additional cost resulting from DB's failure to adequately perform its obligations under the EPC Contract. On September 14, 2023, DB filed a motion with the AAA seeking to join ThermalTech Engineering, Inc., and ThermalTech Turnkey Solutions LLC, a subcontractor engaged by DB to provide engineering services for the Ironton Project. In an order dated December 7, 2023, the AAA granted DB's request to join ThermalTech Engineering, Inc., and ThermalTech Turnkey Solutions LLC.

On August 30, 2023, DB filed a breach of contract claim against PCO and others in Lawrence County Ohio, alleging the same facts contained in its arbitration demand, as well as an action to foreclose on a lien filed in Lawrence County, Ohio. Concurrently DB requested the complaint be stayed pending the resolution of all issues in the arbitration.

PCO intends to vigorously defend itself against DB's claims and to pursue recovery of damages resulting from DB's failure to perform adequately under the EPC Contract. Given the stage of the arbitration, PCT cannot reasonably estimate at this time whether there will be any loss, or if there is a loss, the possible range of loss, that may result from the Arbitration Demand.

Other Matters

On February 3, 2023, the Company received a books and records demand pursuant to Section 220 of the Delaware General Corporation Law, from a purported stockholder of the Company, in connection with the stockholder's investigation of, among other matters, potential breaches of fiduciary duty, mismanagement, self-dealing, corporate waste or other violations of law by the Company's Board with respect to these matters. We are currently unable to predict the outcome of this matter.

On October 6, 2023 and October 27, 2023, the Company received two additional books and records demands pursuant to Section 220 of the Delaware General Corporation Law, from two purported stockholders of the Company, in connection with the stockholders' investigation of, among other matters, potential breaches of fiduciary duty, mismanagement, self-dealing, corporate waste or other violations of law by the Company's Board with respect to these matters. We are currently unable to predict the outcome of this matter.

NOTE 15 - Leases

Under ASC Topic 842, a lease is a contract, or part of a contract, that conveys the right to control the use of identified property, plant or equipment (i.e., an identified asset) for a period of time in exchange for consideration. The Company's contracts determined to be, or contain, a lease include explicitly or implicitly identified assets where the Company has the right to substantially all of the economic benefits of the assets and has the ability to direct how and for what purpose the assets are used during the lease term. Leases are classified as either operating or financing. For operating leases, the Company has recognized a lease liability equal to the present value of the remaining lease payments, and a right of use asset equal to the lease liability, subject to certain adjustments, such as for prepaid rents. The Company used its incremental borrowing rate to determine the present value of the lease payments. The Company's incremental borrowing rate is the rate of interest that it would have to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. The Company determined the incremental borrowing rates for its leases by applying its applicable borrowing rate, with adjustment as appropriate for lease currency and lease term.

The Company enters into contracts to lease real estate, equipment and vehicles. The Company's most individually significant lease liability relates to a real estate lease with an initial contract lease term of 30 years. The Company's most significant lease liabilities in aggregate value relate to real estate leases that have initial contract lease terms ranging from 1 to 30 years. Under ASC Topic 842, the lease term at the lease commencement date is determined based on the non-cancellable period for which the Company has the right to use the underlying asset, together with any periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option, periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option, and periods covered by an option to extend (or not to terminate) the lease in which the exercise of the option is controlled by the lessor. The Company considered a number of factors when evaluating whether the options in its lease contracts were reasonably certain of exercise, such as length of time before option exercise, expected value of the leased asset at the end of the initial lease term, importance of the lease to overall operations, costs to negotiate a new lease, and any contractual or economic penalties.

Operating leases result in a straight-line lease expense, while finance leases result in a front-loaded expense pattern. The assets associated with financing leases have been included in property, plant and equipment in the consolidated balance sheet. Depreciation on financing lease assets is included in operating costs on the consolidated statement of comprehensive loss. The Company does not sublease any of its material leased assets to third parties and the Company is not party to any lease contracts with related parties. The Company's lease agreements do not contain any residual value guarantees or restrictive covenants.

The Company has made an accounting policy election not to recognize right of use assets and lease liabilities for leases with a lease term of 12 months or less, including renewal options that are reasonably certain to be exercised, that also do not include an option to purchase the underlying asset that is reasonably certain of exercise. Instead, lease payments for these leases are recognized as lease cost on a straight-line basis over the lease term.

ASC Topic 842 includes a number of reassessment and re-measurement requirements for lessees based on certain triggering events or conditions, including whether a contract is or contains a lease, assessment of lease term and purchase options, measurement of lease payments, assessment of lease classification and assessment of the discount rate. The Company reviewed the reassessment and re-measurement requirements and did not identify any events or conditions during the year ended December 31, 2023 that required a reassessment or re-measurement. For the year ended December 31, 2023, PCT included the Company's right-of-use assets and other long-lived assets in its overall impairment analysis. Refer to Note 2 - Summary of Significant Accounting Policies for further information regarding the Company's assessment of impairment indicators related to its property, plant and equipment.

Certain of the Company's leases include variable lease costs to reimburse the lessor for real estate tax and insurance expenses, and certain non-lease components that transfer a distinct service to the Company, such as common area maintenance services. The Company has elected not to separate the accounting for lease components and non-lease components, for all classes of leased assets.

On August 24, 2022, the Company signed a real estate lease for a future feedstock preprocessing facility in Denver, Pennsylvania with an initial term of 15 years and total minimum lease payments of $52.3 million. The lease is expected to commence mid to late 2024.

In January 2023, the Company signed a real estate lease at the Port of Antwerp-Bruges' NextGen District, where it plans to build its first purification facility in Europe, with an initial term of 30 years and total minimum lease payments of €27.7 million, subject to annual inflation adjustments. This lease commenced at the end of June 2023.

The components of lease expense and supplemental cash flow information related to leases for the period are as follows (in thousands):

	December 31, 2023	December 31, 2022
Lease Cost		
Operating lease cost	$ 4,171	$ 2,227
Short-term lease cost	1,175	360
Total lease cost	$ 5,346	$ 2,587
Other Information		
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows from operating leases	$ 3,772	$ 2,895
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 13,578	$ 8,427
Weighted-average remaining lease term (in years) - operating leases	15.4	7.7
Discount Rates		
Weighted-average discount rate - operating leases	6.1 %	4.7 %

The supplemental balance sheet information related to leases for the period is as follows (in thousands):

	December 31, 2023	December 31, 2022
Operating Leases		
Operating lease right-of-use assets	$ 29,799	$ 19,136
Accrued expenses	$ 2,535	$ 2,188
Operating lease right-of-use liabilities	27,253	16,620
Total operating lease liabilities	$ 29,788	$ 18,808

Maturities of the Company's lease liabilities are as follows (in thousands):

Year Ending	Operating Leases
2024	$ 4,187
2025	4,596
2026	4,502
2027	4,098
2028	2,857
Thereafter	30,381
Total future minimum lease payments	$ 50,621
Less: Imputed interest	(20,833)
Present value of lease liabilities	$ 29,788

AEDA Sale-leaseback Transaction

On June 30, 2023, PCT entered into a series of agreements with The Development Authority of Augusta, Georgia (the "AEDA") to construct phase one ("Phase One") of its first U.S. multi-line facility in Augusta, Georgia. PCT is leasing 150 acres of land ("Real Property") owned by the AEDA and will construct buildings, building equipment, and other structures (the "Improvements") on the land. PCT will also acquire and install the necessary processing, warehousing, and other equipment, as well as conveyors and pipelines (the Equipment", together with the Real Property and the Improvements, the "Augusta Project"). The Improvements and Equipment will be transferred to the AEDA and leased back by PCT. PCT anticipates that the first portion of Phase One will consist of one purification line and commenced in December 2023. PCT is obligated to spend at least $440 million toward the construction of Phase One. Construction of the first purification line must be completed by December 31, 2026, but PCT expects that it will be completed sooner. Through December 31, 2023, PCT has invested approximately $84.9 million for pre-construction engineering and long-lead equipment for the benefit of Phase One investments.

The legal sale-leaseback structure provides local property tax incentives to PCT as lessee of the Augusta Project. PCT will remain the owner of the Improvements and Equipment for accounting purposes during the term of the lease as PCT will have the right to acquire title to the Augusta Project for a nominal amount during the term and at the conclusion of the arrangement, which has an initial expiration date in 2044. The payments PCT makes to the AEDA during the term of the arrangement are not otherwise expected to be material.

NOTE 16 - SUBSEQUENT EVENTS

In connection with the preparation of the consolidated financial statements for the period ended December 31, 2023, management has evaluated events through March 6, 2024 to determine whether any events required recognition or disclosure in the consolidated financial statements. The following subsequent events were identified through the date of these consolidated financial statements:

On March 14, 2023, PCT secured a surety bond in the amount of $25.0 million to provide financial assurance related to its performance under a certain vendor contract, which expires at the earlier of satisfaction of the obligation, termination of the related vendor contract, or one year from issuance (subject to renewal within one year). On February 14, 2024, PCT renewed the surety bond in the amount of $25.0 million and it will expire at the earlier of satisfaction of the obligation, termination of the related vendor contract, or one year from the renewal date, which is March 14, 2024.

On March 5, 2024, a subsidiary of the Company repurchased 99% of the outstanding Revenue Bonds with $74.5 million of unrestricted cash and $184.6 million of restricted cash. See Note 3 - Notes Payable and Debt Instruments for further details.

On March 1, 2024 PCT amended the Revolving Credit Facility to increase the Facility to $200.0 million, extend the maturity to September 30, 2025, and to obtain a carve out to permit the Company to purchase the Revenue Bonds.

On March 1, 2024, PCT amended the Term Loan Credit Agreement to (i) increase the amount available to the Company under the permitted indebtedness covenant basket for the Revolving Credit Facility from $150,000,000 to $200,000,000 and (ii) obtain a carve out to permit the Company to purchase the Revenue Bonds.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedure

Evaluation of Disclosure Controls and Procedures

PCT's management, with the participation of its principal executive and financial officers, has evaluated the effectiveness of its disclosure controls and procedures in ensuring that the information required to be disclosed in reports that it files or submits under the Exchange Act, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, including ensuring that such information is accumulated and communicated to management (including the principal executive and financial officers) as appropriate to allow timely decisions regarding required disclosure. Based on such evaluation, PCT's principal executive and financial officers have concluded that such disclosure controls and procedures were effective as of December 31, 2023 (the end of the period covered by this Annual Report on Form 10-K), our principle executive and financial officers have concluded that the consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K, present fairly, in all material respects, our financial position, results of operations, and cash flows for the periods presented in conformity with GAAP.

Remediation of Previously Reported Material Weaknesses

As previously reported in PCT's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, management identified certain material weaknesses in PCT's internal control over financial reporting, described as follows:

•   PCT's lack of formal processes and controls resulted in an ineffective control environment, which led to an inadequate review of the financial statements and financial reporting; and

•   PCT did not design and maintain effective controls over certain information technology ("IT") controls for certain information systems that are relevant to the preparation of its financial statements, specifically with respect to user access, to ensure appropriate segregation of duties that adequately restrict user access to financial applications, programs, and data to appropriate company personnel.

Prior to becoming a public company in March 2021, management began taking steps to identify and implement changes to PCT's internal controls over financial reporting to remediate the control deficiencies described above that led to the material weaknesses, with continued improvements being introduced throughout 2022 and 2023. These measures include:

•   Designing and implementing formal controls over certain IT processes (including improved internal and external resources) to aid us in limiting user access, as well as improving monitoring and review of change management over IT systems that are relevant to the financial activities of PCT.

•   Designed and implementing formal controls for preparation and review of financial statements and disclosures, including more rigorous review and evaluation of disclosure requirements that may be applicable to PCT's reporting.

These actions resulted in an improved internal control environment that was in place for a sufficient period of time to allow for PCT's management to conclude, based on evidence obtained in validating the design and implementation of these controls, that these material weaknesses have been fully remediated as of December 31, 2023.

Management's Annual Report on Internal Control Over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

Management of the Company, including the principal executive and financial officers, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, which requires that internal controls are designed to provide reasonable assurance as to the reliability of the Company's financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the Company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management of the Company assessed the effectiveness of PCT's internal control over financial reporting as of December 31, 2023, based on the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, management of the Company has concluded that PCT's internal control over financial reporting was effective as of December 31, 2023. The effectiveness of PCT's internal control over financial reporting as of December 31, 2023 has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in its report which is included herein.

Changes in Internal Control Over Financial Reporting

There have been no changes in PCT's internal control over financial reporting during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, PCT's internal control over financial reporting.

ITEM 9B.   Other Information

Rule 10b5-1 Trading Plans

None of the Company's directors or officers adopted, modified, or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangements," as each term is defined in Item 408 of Regulation S-K, during the Company's fiscal quarter ended December 31, 2023.

Entry into a Material Definitive Agreement

Amendment to Sylebra Credit Agreement

On March 1, 2024, the Company entered into that certain Fourth Amendment to Credit Agreement (the "Fourth Sylebra Amendment"), which amended that certain Credit Agreement, dated as of March 15, 2023 (as previously amended by that certain First Amendment to Credit Agreement, dated as of May 8, 2023, that certain Second Amendment to Credit Agreement, dated as of August 4, 2023, and that certain Third Amendment to Credit Agreement, dated as of August 21, 2023), by and among the Company, as borrower, PureCycle Technologies Holdings Corp. and PureCycle Technologies, LLC, as guarantors, Sylebra Capital Partners Master Fund, LTD, Sylebra Capital PARC Master Fund and Sylebra Capital Menlo Master Fund, as lenders, and Madison Pacific Trust Limited, as administrative agent and security agent. The Fourth Sylebra Amendment increased the Revolving Credit Facility from $150.0 million to $200.0 million, extended the maturity date to September 30, 2025, and obtained a carveout to permit the Company to purchase the Revenue Bonds. Each of PureCycle Technologies Holdings Corp. and PureCycle Technologies, LLC are subsidiaries of the Company. The lenders and their affiliates are greater than 5% beneficial owners of the Company. See Note 3 ("Notes Payable and Debt Instruments") to the Notes to the Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 10-K for additional information.

Amendment to the Pure Plastic Term Loan Facility

On March 1, 2024, the Company entered into that certain Second Amendment to Credit Agreement (the "Second Pure Plastic Amendment"), which amended that certain Credit Agreement, dated as of May 8, 2023 (as previously amended by that certain First Amendment to Credit Agreement, dated as of August 21, 2023), by and among the Company, as borrower, PureCycle Technologies Holdings Corp. and PureCycle Technologies, LLC, as guarantors and Pure Plastic LLC, as lender, administrative agent and security agent. The Second Pure Plastic Amendment (i) increases the amount available to the Company under the permitted indebtedness covenant basket for the Revolving Credit Facility from $150,000,000 to $200,000,000 and (ii) obtains a carve out to permit the Company to purchase the Revenue Bonds. Each of PureCycle Technologies Holdings Corp. and PureCycle Technologies, LLC are subsidiaries of the Company. See Note 3 ("Notes Payable and Debt Instruments") to the Notes to the Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 10-K for additional information.

Bond Purchase Agreement and Consent

On March 5, 2024, PCO, PureCycle Technologies LLC, as the guarantor and purchaser, and the consenting Holders of the Revenue Bonds, as sellers, entered into the Purchase Agreement and Consent (the "Purchase Agreement") whereby 99% of the outstanding Revenue Bonds were Purchased at a price of $1,050 per $1,000 principal amount of Revenue Bonds purchased. In connection with the Purchase, the Indenture was amended and supplemented and substantially all covenants and Events of Default contained in the Indenture, the Loan Agreement and certain of such other Financing Documents were eliminated. Each of PCO and PureCycle Technologies, LLC are subsidiaries of the Company. See Note 3 ("Notes Payable and Debt Instruments") to the Notes to the Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 10-K for additional information.

Third Supplemental Indenture

On March 5, 2024, SOPA, as issuer, PCO, PureCycle Technologies LLC, as the guarantor, PCTO Holdco LLC (the pledgor under an Equity Pledge and Security Agreement (as defined in the Indenture)), and the Trustee entered into the Third Supplemental Indenture (the "Third Supplemental Indenture") which amended and supplemented the Indenture and certain of the other Financing Documents by, among other things and without limitation, eliminating substantially all covenants and Events of Default contained in the Indenture, the Loan Agreement and certain of such other financing documents. Each of PCO, PureCycle Technologies, LLC and PCTO Holdco LLC are subsidiaries of the Company. See Note 3 ("Notes Payable and Debt Instruments") to the Notes to the Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 10-K for additional information.

The foregoing descriptions of the Fourth Sylebra Amendment, Second Pure Plastic Amendment, Purchase Agreement and Third Supplemental Indenture are not complete and are qualified in their entirety by reference to the full text of the agreements, which are attached hereto as Exhibits 10.46, 10.45, 10.47 and 10.48 and incorporated herein by reference.

Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information contained under the section above entitled "Entry into a Material Definitive Agreement" is incorporated here by reference.

ITEM 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

The information required by this item will be included in the Proxy Statement for the 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2023 (the "Proxy Statement") and is incorporated herein by reference.

Item 11.   Executive Compensation

The information required by this item will be included in the Proxy Statement and is incorporated herein by reference.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be included in the Proxy Statement and is incorporated herein by reference.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be included in the Proxy Statement and is incorporated herein by reference.

Item 14.   Principal Accountant Fees and Services

The information required by this item will be included in the Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. Exhibit and Financial Statement Schedules.

(a) List of documents filed as part of this Annual Report on Form 10-K:

        1. *Financial Statements of the Registrant*: See "Index to Consolidated Financial Statements" at "Item 8. Financial Statements and Supplementary Data" herein.

        2. *Financial Statement Schedules*: All schedules are omitted for the reason that the information is included in the financial statements or the notes thereto or that they are not required or are not applicable.

(b) Exhibits:

        The exhibits listed in the following index to exhibits are filed or incorporated by reference as part of this Annual Report on Form 10-K.

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Merger, dated as of November 16, 2020, by and among Roth CH Acquisition I Co., Roth CH Acquisition I Co. Parent Corp., Roth CH Merger Sub, LLC, Roth CH Merger Sub, Inc. and PureCycle Technologies LLC (incorporated herein by reference to Exhibit 2.1 to the Company's Registration Statement on Form S-4, as amended (File No. 333-250847)) †
3.1	Amended and Restated Certificate of Incorporation of PureCycle Technologies, Inc., filed with the Secretary of State of Delaware on March 17, 2021 (incorporated herein by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1, as amended (File No. 333-251034))
3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of PureCycle Technologies, Inc. to Declassify the Board of Directors (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on May 15, 2023)
3.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of PureCycle Technologies, Inc. to Incorporate Certain Other Changes (incorporated herein by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on May 15, 2023)
3.4	Second Amended and Restated Bylaws of PureCycle Technologies, Inc. (incorporated herein by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K filed on May 15, 2023)
4.1	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934*
4.2	Specimen Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-4, as amended (File No. 333-250847))
4.3	Specimen Unit Certificate (incorporated herein by reference to Exhibit 4.14 to the Company's Registration Statement on Form S-1, as amended (File No. 333-251034))
4.4	Specimen Warrant Certificate (included in Exhibit 4.2) (incorporated herein by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1, as amended (File No. 333-251034))
4.5	Warrant Agreement between Continental Stock Transfer & Trust Company and Roth CH Acquisition I Co. (incorporated herein by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-1, as amended (File No. 333-251034))
4.6	The Indenture of Trust, dated as of October 1, 2020, between Southern Ohio Port Authority and UMB Bank, N.A. (incorporated herein by reference to Exhibit 4.6 to the Company's Registration Statement on Form S-4, as amended (File No. 333-250847)) †
4.7	Form of Series 2020A Bond (included as Exhibit A-1 to the Indenture of Trust filed as Exhibit 4.6 to this Annual Report) (incorporated herein by reference to Exhibit 4.7 to the Company's Registration Statement on Form S-4, as amended (File No. 333-250847))

4.8 Form of Series 2020B Bond (included as Exhibit A-2 to the Indenture of Trust filed as Exhibit 4.6 to this Annual Report) (incorporated herein by reference to Exhibit 4.8 to the Company's Registration Statement on Form S-4, as amended (File No. 333-250847))

4.9 Form of Series 2020C Bond (included as Exhibit A-3 to the Indenture of Trust filed as Exhibit 4.6 to this Annual Report) (incorporated herein by reference to Exhibit 4.9 to the Company's Registration Statement on Form S-4, as amended (File No. 333-250847))

4.10 Redeemable Conditional Warrant to Purchase Securities of Roth CH Acquisition I Co. Parent Corp., dated November 16, 2020, by and between Roth CH Acquisition I Co. Parent Corp., PureCycle Technologies LLC, and Recycled Resin Investors, LLC (incorporated herein by reference to Exhibit 4.10 to the Company's Registration Statement on Form S-4, as amended (File No. 333-250847))

4.11 Amended and Restated Guaranty of Completion, made and entered into as of May 11, 2021 and effective as of October 7, 2020, by PureCycle Technologies LLC, a Delaware limited liability company (the "Guarantor"), in favor of UMB Bank, N.A., a national banking association, as trustee (incorporated herein by reference to Exhibit 4.6 to the Company's Quarterly Report on Form 10-Q filed on May 19, 2021)**

4.12 Form of Series A Warrant (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on March 9, 2022)

4.13 Indenture, dated as of August 24, 2023, between PureCycle Technologies, Inc. and U.S. Bank Trust Company, National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on August 24, 2023)

4.14 Form of 7.25% Green Convertible Senior Notes due 2030 (incorporated herein by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on August 24, 2023)

10.1 PIPE Registration Rights Agreement (incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on November 16, 2020)

10.2 Form of Investor Rights Agreement (incorporated herein by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1, as amended (File No. 333-251034))

10.3 Loan Agreement, dated as of October 1, 2020, by and between Purecycle: Ohio LLC and Southern Ohio Port Authority (incorporated herein by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-4, as amended (File No. 333-250847)) †

10.4 Form of the Series 2020A Promissory Note (included as Exhibit A-1 to the Loan Agreement filed as Exhibit 10.3 to this Registration Statement) (incorporated herein by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-4, as amended (File No. 333-250847))

10.5 Form of the Series 2020B Promissory Note (included as Exhibit A-2 to the Loan Agreement filed as Exhibit 10.3 to this Registration Statement) (incorporated herein by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-4, as amended (File No. 333-250847))

10.6 Form of the Series 2020C Promissory Note (included as Exhibit A-3 to the Loan Agreement filed as Exhibit 10.3 to this Registration Statement) (incorporated herein by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-4, as amended (File No. 333-250847))

10.7 Guaranty of Completion, dated as of October 7, 2020, by PureCycle Technologies LLC in favor of UMB Bank, N.A. (incorporated herein by reference to Exhibit 10.16 to the Company's Registration Statement on Form S-4, as amended (File No. 333-250847)) †

10.8 Security Agreement, dated as of October 7, 2020, by and between Purecycle: Ohio LLC and UMB Bank, N.A. (incorporated herein by reference to Exhibit 10.17 to the Company's Registration Statement on Form S-4, as amended (File No. 333-250847)) †

10.9 Side Letter Agreement, dated as of October 5, 2020, by and between PureCycle Technologies LLC and Pure Crown LLC (incorporated herein by reference to Exhibit 10.19 to the Company's Registration Statement on Form S-4, as amended (File No. 333-250847)) †

10.10 Amended and Restated Patent License Agreement, dated July 28, 2020, by and between PureCycle Technologies LLC and The Procter & Gamble Company (incorporated herein by reference to Exhibit 10.20 to the Company's Registration Statement on Form S-4, as amended (File No. 333-250847))**

10.11   PureCycle Technologies, Inc. 2021 Equity and Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.21 to the Company's Registration Statement on Form S-4, as amended (File No. 333-250847))

10.12   Form of PureCycle Technologies, Inc. Restricted Stock Agreement (incorporated herein by reference to Exhibit 10.22 to the Company's Registration Statement on Form S-4, as amended (File No. 333-250847))

10.13   Amended and Restated Purchase Option Agreement, dated November 20, 2020, by and between PureCycle Technologies LLC, Roth CH Acquisition Co. Parent Corp., and AptarGroup, Inc. (incorporated herein by reference to Exhibit 10.23 to the Company's Registration Statement on Form S-1, as amended (File No. 333-251034))

10.14   Form of PureCycle Technologies LLC Restrictive Covenants Agreement (incorporated herein by reference to Exhibit 10.27 to the Company's Registration Statement on Form S-4, as amended (File No. 333-250847))

10.15   Technology Sublicense Agreement, dated November 13, 2019, by and between PureCycle Technologies LLC and Impact Laboratories Limited (incorporated herein by reference to Exhibit 10.28 to the Company's Registration Statement on Form S-4, as amended (File No. 333-250847))

10.16   Amendment and Addendum to Technology Sublicense Agreement, dated May 27, 2020, by and between PureCycle Technologies LLC and Impact Laboratories Limited (incorporated herein by reference to Exhibit 10.29 to the Company's Registration Statement on Form S-4, as amended (File No. 333-250847))

10.17   Second Amendment and Addendum to Technology Sublicense Agreement, dated December 15, 2020, by and between PureCycle Technologies LLC and Impact Laboratories Limited (incorporated herein by reference to Exhibit 10.30 to the Company's Registration Statement on Form S-4, as amended (File No. 333-250847))

10.18   Nonqualified Stock Option Agreement, dated March 17, 2021, by and between PureCycle Technologies, Inc. and Michael Dee (incorporated herein by reference to Exhibit 10.31 to the Company's Registration Statement on Form S-1, as amended (File No. 333-251034))

10.19   Amendment, dated May 10, 2021, to Nonqualified Stock Option Agreement, dated March 17, 2021, by and between PureCycle Technologies, Inc. and Michael Dee (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on May 14, 2021)

10.20   Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.32 to the Company's Registration Statement on Form S-1, as amended (File No. 333-251034))

10.21   Side Letter agreement, dated February 12, 2021, by and between PureCycle Technologies, Inc. and The Procter & Gamble Company amending certain provisions of the Amended and Restated Patent License Agreement, dated July 28, 2020, by and between PureCycle Technologies LLC and The Procter & Gamble Company (incorporated herein by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q filed on May 19, 2021)**

10.22   PureCycle Technologies, Inc. Executive Severance Plan, dated May 10, 2021 (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 14, 2021)

10.23   Form of Notice of Grant of Restricted Stock Units and Restricted Stock Units Agreement for Employees (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 14, 2021)

10.24   Form of Notice of Grant of Performance-Based Restricted Stock Units and Performance-Based Restricted Stock Units Award Agreement for Employees (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on July 14, 2021)

10.25   Form of Notice of Grant of Restricted Stock and Restricted Stock Agreement for CFO (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on July 14, 2021)

10.26   Form of Notice of Grant of Performance-Based Restricted Stock Units and Performance-Based Restricted Stock Units Agreement for CFO (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 14, 2021)

10.27   Form of Notice of Grant of Restricted Stock Units and Restricted Stock Units Agreement for Directors (incorporated herein by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q filed on August 12, 2021)

10.28	Separation Agreement, dated December 11, 2021, by and between PureCycle Technologies, Inc. and Michael E. Dee (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, as amended, filed on December 15, 2021)
10.29	Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 9, 2022)
10.30	Board of Representation Agreement (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on March 9, 2022)
10.31	Separation Agreement, dated May 11, 2022, by and between PureCycle Technologies, Inc. and David Brenner (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 11, 2022)
10.32	Separation Agreement, dated August 7, 2022, by and between PureCycle Technologies, Inc. and Michael Otworth (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on August 11, 2022)
10.33	Form of Notice of Grant of Restricted Stock Units and Restricted Stock Units Agreement for Executive Chairman (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on August 11, 2022)
10.34	Limited Waiver and First Supplemental Indenture, dated as of March 15, 2023, among the Southern Ohio Port Authority, UMB Bank, N.A., as Trustee, PureCycle Technologies, Inc., PCTO Holdco LLC and PureCycle: Ohio LLC (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 15, 2023)
10.35	Revolving Credit Agreement, dated as of March 15, 2023, among PureCycle Technologies, Inc., as the Borrower, PureCycle Technologies Holdings Corp. and PureCycle Technologies, LLC, as Guarantors, Sylebra Capital Partners Master Fund, LTD, Sylebra Capital Parc Master Fund, and Sylebra Capital Menlo Master Fund, as Lenders and Madison Pacific Trust Limited, as the Administrative Agent (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on March 15, 2023)
10.36	Second Side Letter, dated March 27, 2023, by and between PureCycle Technologies, LLC and The Procter & Gamble Company (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on May 9, 2023)
10.37	Credit Agreement, dated as of May 8, 2023, among PureCycle Technologies, Inc., as the Borrower, PureCycle Technologies Holdings Corp. and PureCycle Technologies, LLC, as Guarantors, Pure Plastic LLC, as the Lender and Pure Plastic LLC, as the Administrative Agent and Security Agent (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 9, 2023)
10.38	First Amendment to Credit Agreement, Dated as of May 8, 2023, among PureCycle Technologies, Inc. as the Borrower, PureCycle Technologies, LLC and PureCycle Technologies Holdings Corp., as Guarantors, the Lenders party thereto, and Madison Pacific Trust Limited, as Administrative Agent and as Security Agent (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on May 9, 2023)
10.39	Second Amendment to Credit Agreement, dated as of August 4, 2023, among PureCycle Technologies, Inc. as the Borrower, PureCycle Technologies, LLC and PureCycle Technologies Holdings Corp., as Guarantors, the Lenders party thereto, and Madison Pacific Trust Limited, as Administrative Agent and as Security Agent (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on August 8, 2023)
10.40	First Amendment to Credit Agreement, dated as of August 21, 2023, among PureCycle Technologies, Inc., as the Borrower, PureCycle Technologies Holdings Corp. and PureCycle Technologies, LLC, as Guarantors, Pure Plastic LLC, as the Lender and Pure Plastic LLC, as the Administrative Agent and Security Agent (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 21, 2023)
10.41	Third Amendment to Credit Agreement, dated as of August 21, 2023, among PureCycle Technologies, Inc. as the Borrower, PureCycle Technologies, LLC and PureCycle Technologies Holdings Corp., as Guarantors, the Lenders party thereto, and Madison Pacific Trust Limited, as Administrative Agent and as Security Agent (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on August 21, 2023)

10.42 Limited Waiver and Second Supplemental Indenture, dated as of November 8, 2023, among the Southern Ohio Port Authority, UMB Bank, N.A., as Trustee, PureCycle Technologies, Inc., PCTO Holdco LLC and PureCycle: Ohio LLC. (incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on November 9, 2023)

10.43 Independent Contractor Agreement by and between PureCycle Technologies, Inc. and Jeff Fieler, dated December 1, 2023 (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 1, 2023)

10.44 Separation Agreement by and between PureCycle Technologies, Inc. and Lawrence C. Somma, dated December 1, 2023 (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 1, 2023)

10.45 Second Amendment to Credit Agreement, dated as of March 1, 2024, among PureCycle Technologies, Inc., as the Borrower, PureCycle Technologies Holdings Corp. and PureCycle Technologies, LLC, as Guarantors, Pure Plastic LLC, as the Lender and Pure Plastic LLC, as the Administrative Agent and Security Agent.*

10.46 Fourth Amendment to Credit Agreement, dated as of March 1, 2024, among PureCycle Technologies, Inc. as the Borrower, PureCycle Technologies, LLC and PureCycle Technologies Holdings Corp., as Guarantors, the Lenders party thereto, and Madison Pacific Trust Limited, as Administrative Agent and Security Agent.*

10.47 Bond Purchase Agreement and Consent, dated as of March 5, 2024, by and among PureCycle: Ohio LLC, PureCycle Technologies LLC, as the Guarantor and Purchaser, and the consenting Holders of the Bonds, as Sellers.*

10.48 Third Supplemental Indenture, dated as of March 5, 2024, among the Southern Ohio Port Authority, PureCycle: Ohio LLC, PureCycle Technologies LLC, PCTO Holdco LLC and UMB Bank, N.A., as Trustee.*

21.1 Subsidiaries of the Registrant. *

23.1 Consent of Grant Thornton LLP. *

31.1 Rule 13a - 14(a) Certification by Dustin Olson, Chief Executive Officer, for the fiscal year ended December 31, 2023.*

31.2 Rule 13a - 14(a) Certification by Jaime Vasquez, Chief Financial Officer, for the fiscal year ended December 31, 2023.*

32.1 Section 1350 Certification by Dustin Olson, Chief Executive Officer, for the fiscal year ended December 31, 2023. *

32.2 Section 1350 Certification by Jaime Vasquez, Chief Financial Officer, for the fiscal year ended December 31, 2023. *

97.1 PureCycle Technologies, Inc., Compensation Clawback Policy, Effective July 2023*

*   Filed herewith.

**   Certain portions of the exhibit have been omitted pursuant to Rule 601(b)(10) of Regulation S-K. The omitted information is (i) not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed.

†   Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules upon request by the Securities and Exchange Commission.

ITEM 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURECYCLE TECHNOLOGIES INC.

(Registrant)

By: /s/ Dustin Olson
Dustin Olson
Chief Executive Officer

Date: March 6, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Dustin Olson Dustin Olson	Chief Executive Officer and Director (Principal Executive Officer)	March 6, 2024
/s/ Jaime Vasquez Jaime Vasquez	Chief Financial Officer (Principal Financial Officer)	March 6, 2024
/s/ Melissa Trednick Melissa Trednick	Corporate Controller (Principal Accounting Officer)	March 6, 2024
/s/ Dan Coombs Dan Coombs	Executive Chairman and Director	March 6, 2024
/s/ Tanya Burnell Tanya Burnell	Director	March 6, 2024
/s/ Jeffrey Fieler Jeffrey Fieler	Director	March 6, 2024
/s/ Fernando Musa Fernando Musa	Director	March 6, 2024
/s/ Allen Jacoby Allen Jacoby	Director	March 6, 2024
/s/ Steven Bouck Steven Bouck	Director	March 6, 2024

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Dustin Olson, certify that:

1. I have reviewed this Annual Report on Form 10-K of PureCycle Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 6, 2024

By: /s/ Dustin Olson
Dustin Olson
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Jaime Vasquez, certify that:

1. I have reviewed this Annual Report on Form 10-K of PureCycle Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 6, 2024

By: /s/ Jaime Vasquez
Jaime Vasquez
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of PureCycle Technologies, Inc. (the "Company") on Form 10-K for the year ended December 31, 2023 (the "Report"), Dustin Olson, Chief Executive Officer of the Company, certifies, to the best of his knowledge, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 6, 2024

By: /s/ Dustin Olson
Dustin Olson
Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of PureCycle Technologies, Inc. (the "Company") on Form 10-K for the year ended December 31, 2023 (the "Report"), Jaime Vasquez, Chief Financial Officer of the Company, certifies, to the best of his knowledge, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 6, 2024

By: /s/ Jaime Vasquez
Jaime Vasquez
Chief Financial Officer
(Principal Financial Officer)

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